ANNUAL REPORT
2023

United Rentals®
Work United®





Letter to our Shareholders

Our theme for 2023 was "raising the bar" and we delivered on that goal with record revenue, earnings and returns. Our results were driven by a relentless commitment to serving our customers, as we stayed laser focused on safety and operational excellence, all while integrating Ahern Rentals, our second largest acquisition ever, and continuing to invest in future growth.

Demand for the year was broad-based across geographies, verticals and customer segments. Industrial markets saw healthy growth with particular strength across Power and Industrial Manufacturing, while non-residential and infrastructure led the way within our construction markets. Furthermore, our specialty businesses all recorded double-digit growth.

Strategically, we continued to expand our business organically with cold starts and growth capital expenditures, while also pursuing M&A. These initiatives, combined with ongoing investments in our technology platform, allow us to provide our customers with the best experience, leading to strong returns for our shareholders. To us, this defines success.

For the full year 2023, we reported record total revenue of $14.3 billion, GAAP diluted earnings per share of $35.28, and adjusted EPS[1] of $40.74. Net income was $2.4 billion, at a margin of 16.9%. Adjusted EBITDA was also a record at $6.9 billion, translating to a margin of 47.8%[1]. We generated $4.7 billion of net cash from operating activities and $2.3 billion of free cash flow[1] after investing $3.5 billion of gross capital expenditures in rental fleet.

Our year-end return on invested capital (ROIC) improved 90 basis points year-over-year to 13.6%, while our net leverage ratio ended the year at 1.6x and our liquidity was strong at $3.3 billion. Furthermore, after fully funding growth, we returned $1.4 billion of capital to shareholders in 2023 through $1 billon of share repurchases and the introduction of our dividend program.

This return of cash to shareholders was enabled by our strong free cash generation. We view our ability to generate strong free cash flow throughout the cycle as a hallmark of the company and a testament to both the profitability and flexibility in our business model. Moreover, the durability of our free cash generation provides us tremendous flexibility to create long-term value for our shareholders.

Based on the combination of our growth, cash generation and strong balance sheet, in January 2024, we announced an enhanced capital allocation strategy, including lowering our targeted full-cycle leverage ratio to 1.5x-2.5x from our prior range of 2.0x-3.0x. In furtherance of this strategy, we also announced a 10% increase in our quarterly dividend to $1.63 per share, and that the Company intends to return $1.5 billion to shareholders through share repurchases during 2024. In total, these plans should return almost $30 per share to our stockholders this year.

As we look to 2024, we continue to see opportunities for growth in both non-residential construction and industrial markets. This is supported by customer sentiment indicators, solid backlogs, and most importantly, feedback from our field teams. We believe we are uniquely positioned to benefit from these opportunities as we leverage our scale, go-to-market approach, technology and one-stop shop offering.

Longer-term tailwinds also continue to look favorable for our industry. These include the secular shift towards renting equipment, combined with reshoring in North America and the significant investments being made across infrastructure, manufacturing, and energy.

Our incredible team, which puts the customer at the center of everything we do, gives us confidence in our ability to continue outpacing the industry and capitalizing on the opportunities ahead of us. In 2023, we saw strong employee retention in a tight labor market and grew our employee base by almost 7%. We invested in our best-in-class safety culture, resulting in another excellent safety recordable rate for the year, while also strengthening the diversity of our organization and earning national recognition for our strong culture.

On the sustainability front, I'm pleased to share that we made further progress on our key initiatives in 2023. In recognition of this we received multiple accolades, including an "AA" ESG rating from MSCI in May 2023. Throughout the year we engaged key stakeholders on a variety of sustainability topics while also introducing our new Estimated Emissions Digital Dashboard, which helps customers understand their equipment emissions and make data-based decisions in order to help achieve their own goals.

Outlook

Based on all of the market factors summarized above, we expect another year of growth in 2024. Our 2024 guidance reflects our expectations for total revenue of $14.65 billion to $15.15 billon, and adjusted EBITDA of $6.9 billion to $7.15 billion, after a gross capex investment of $3.4 billion to $3.7 billion in fleet. We expect to generate net cash from operating activities of $4.15 billion to $4.75 billion and free cash flow of $2.0 billion to $2.1 billion.

Last May we introduced our aspirational targets for 2028. These include ~$20 billion in total revenue, ~$10 billion in adjusted EBITDA and 15%+ ROIC. We are proud of the team's unwavering commitment to our strategy and look forward to continued growth as our strength extends across all elements of our business: cultural, operational and financial. Our scale and capabilities position us to generate compelling returns for our investors as we extend our market leadership and continue to Work United®.

March 27, 2024

Matthew J. Flannery
Chief Executive Officer

Michael J. Kneeland
Chair of the Board

1 Adjusted EPS, adjusted EBITDA and free cash flow are non-GAAP measures. Please see the reconciliation of these measures to the comparable GAAP measures contained in the "Management Discussion and Analysis of Financial Condition and Results of Operations" section in the accompanying Annual Report on Form 10-K for the year ended December 31, 2023, and in our fiscal 2023 earnings press release furnished on Form 8-K with the Securities and Exchange Commission on January 24, 2024. Net income margin and adjusted EBITDA margin represent net income or adjusted EBITDA divided by total revenue.

Directors and Officers

Board of Directors

Michael J. Kneeland
Chair

Bobby J. Griffin [3]
Lead Independent Director

José B. Alvarez [3, 4]
Clinical Professor, Tuck School
of Business at Dartmouth, and
Visiting Senior Lecturer, Harvard
Business School

Marc A. Bruno [2, 3]
Chief Operating Officer U.S.
Food & Facilities
Aramark Corporation

Larry D. De Shon [3, 4]
Director

Matthew J. Flannery [4]
President and Chief
Executive Officer
United Rentals, Inc.

Kim Harris Jones [1, 2]
Director

Terri L. Kelly [2, 3, 4]
Director

Francisco J. Lopez-Balboa [1, 2]
Executive Vice President & Chief
Financial Officer Cumulus Media,
Inc.

Gracia Martore [1, 2]
Director

Shiv Singh [1, 3, 4]
Founder and CEO,
Savvy Matters, LLC

Executive Officers

Matthew J. Flannery
President and Chief Executive
Officer

William E. "Ted" Grace
Executive Vice President and
Chief Financial Officer

Michael D. Durand
Executive Vice President and
Chief Operating Officer

Craig A. Pintoff
Executive Vice President
Chief Administrative Officer

Joli L. Gross
Senior Vice President
Chief Legal & Sustainability Officer,
Corporate Secretary

Anthony S. Leopold
Senior Vice President Strategy
and Digital

Andrew B. Limoges
Vice President, Controller and
Principal Accounting Officer

Senior Vice Presidents

Robert C. Bower
Senior Vice President
West Division

Chris A. Burlog
Senior Vice President
Central Division

Michael G. Cloer
Senior Vice President
Business Operations

Thomas P. Jones
Senior Vice President
Operations Site Solutions Division

John "Eddie" King
Senior Vice President
Operations South Division

Kenneth B. Mettel
Senior Vice President
Performance Analytics

Kevin C. Parr
Senior Vice President
Northeast & Mobile Storage Division

Joseph W. Pledger
Senior Vice President
Finance

David C. Scott
Senior Vice President
Specialty Operations

Corporate Vice Presidents

Tomer Barkan
Vice President
Planning and Analysis

Alfredo E. Barquin
Vice President
Business Development

Christopher P. Carmolingo
Vice President
Service and Maintenance

Sybil F. Collins
Vice President
Treasurer

John J. Fahey
Vice President
Internal Audit

Elizabeth Grenfell
Vice President
Investor Relations

Robert N. Halsey
Vice President
Marketing

Daniel T. Higgins
Vice President
Chief Information Officer

Mitchell J. Holder
Vice President
Total Rewards

Brent R. Kuchynka
Vice President
Corporate Fleet Management

Cristina Madry
Vice President
Health, Safety and
Employee Relations

Ty "TJ" Mahoney
Vice President
Supply Chain

Erin C. Neumann
Vice President
Operations Excellence

Andre L. Powell
Vice President
Finance

Michael V. Sala
Vice President
Tax and Real Estate

Craig A. Schmidt
Vice President
National Accounts

Daniel C. Sparks
Vice President
Sales Operations and Support

Regional Vice Presidents

Jason C. Barba
Vice President
Carolinas Region

Leland J. Burton
Vice President
West Gulf Region

Ryan T. Dillon
Vice President
Mobile Storage Region

Ryan R. Eaton
Vice President
Midwest Region

John "Scott" Fisher
Vice President
Western Canada Region

Ron D. Groff
Vice President
Northwest Region

Todd M. Hayes
Vice President
Trench Safety Region

Antwan J. Houston
Vice President
Tools Solutions

John J. Humphrey
Vice President
Mid-Atlantic Region

Neil R. Littlewood
Vice President AU/NZ
Storage & Modular Solutions Region

Esiah D. McNeil
Vice President
Southwest Region

Kevin M. O'Brien
Vice President
Mid-Central Region

Audwin W. Reed
Vice President
South Region

Nicholas M. Roberts
Vice President
Southeast Region

Gina M. Rollins
Vice President
Reliable Onsite Services Region

Jason L. Rose
Vice President
Fluid Solutions Region

Stephen M. Szaniszlo
Vice President
Northeast Region

Jurgen M. Verschoor
Vice President and
Managing Director, Europe

David G. Williams
Vice President
Gulf South Region

Larry K. Worthington Jr.
Vice President
Power & HVAC Region

Committees of the Board
(1) Audit Committee, Kim Harris Jones, Chair
(2) Compensation Committee, Gracia Martore, Chair
(3) Nominating and Corporate Governance Committee, Larry D. De Shon, Chair
(4) Strategy Committee, Terri L. Kelly, Chair



Michael J. Kneeland



Bobby J. Griffin



José B. Alvarez



Marc A. Bruno



Matthew J. Flannery



Kim Harris Jones



Terri L. Kelly



Gracia Martore



Francisco J. Lopez-Balboa



Larry D. De Shon



Shiv Singh



TOTAL RETURN TO STOCKHOLDERS

The following tables and graph compare the cumulative total return of United Rentals common stock with the cumulative total return of the Standard and Poor's 500 Index ("S&P 500 Index"), the Standard and Poor's 500 Industrials Index ("S&P 500 Industrials Index") and an industry peer group index comprised of publicly traded companies participating in the industrials and consumer discretionary sectors (the "2023 Peer Group Index"). The industry peer group comprised of publicly traded companies participating in the industrials and consumer discretionary sectors used in 2022 (the "2022 Peer Group Index") is also included for comparative purposes. We changed the members of our peer group for 2023 to parallel the group of publicly traded companies currently used by our Compensation Committee for benchmarking the total compensation package of our chief executive officer and our chief financial officer. We also believe that the new peer group represents a more relevant group of comparably sized companies in the broader industry in which United Rentals participates. The table and graph assume that $100 was invested on December 31, 2018 in shares of our common stock; shares of stock comprising the S&P 500 Index; shares of stock comprising the S&P 500 Industrials Index; shares of stock comprising the 2022 Peer Group Index; and shares of stock comprising the 2023 Peer Group Index; in each case, including the reinvestment of any dividends. The returns of each company within each of the S&P 500 Index, the S&P 500 Industrials Index, the 2022 Peer Group Index and the 2023 Peer Group Index have been weighted annually for their respective stock and market capitalization.

Total Cumulative Return
(Includes reinvestment of dividends)

	Annual Return Percentage Years Ending				
	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
Company Name / Index					
United Rentals, Inc.	62.65	39.06	43.28	6.96	63.62
S&P 500 Index	31.49	18.40	28.71	-18.11	26.29
S&P 500 Industrials Index	29.37	11.06	21.12	-5.48	18.13
2023 Peer Group Index	33.52	25.84	32.65	-13.22	29.78
2022 Peer Group Index	33.37	20.14	31.66	-12.22	28.98

	Indexed Returns Years Ending					
Base Period	12/31/18	12/31/19	12/31/20	2/31/21	12/31/22	12/31/23
Company Name / Index						
United Rentals, Inc.	100.00	162.65	226.19	324.09	346.65	567.18
S&P 500 Index	100.00	131.49	155.68	200.37	164.08	207.21
2023 Peer Group Index	100.00	133.52	168.02	222.87	193.41	251.00
2022 Peer Group Index	100.00	133.37	160.23	210.96	185.19	238.85

2023 Peer Group

C.H. Robinson Worldwide, Inc.
Carrier Global Corporation[1]
Cintas Corporation
Dover Corporation
Fortive Corporation
J.B. Hunt Transport Services, Inc.
Masco Corporation
Parker-Hannifin Corporation
Republic Services, Inc.
Rockwell Automation, Inc.
Stanley Black & Decker, Inc.
Trane Technologies plc[2]
W.W. Grainger, Inc.
Waste Connections, Inc.
Waste Management, Inc.
WESCO International, Inc.
Xylem Inc.

2022 Peer Group

C.H. Robinson Worldwide, Inc.
Cintas Corporation
Dover Corporation
Fortive Corporation
J.B. Hunt Transport Services, Inc.
Masco Corporation
Parker-Hannifin Corporation
Republic Services, Inc.
Rockwell Automation, Inc.
Ryder System, Inc.
Stanley Black & Decker, Inc.
Trane Technologies plc[2]
W.W. Grainger, Inc.
Waste Connections, Inc.
Waste Management, Inc.
WESCO International, Inc.
Xylem Inc.



The comparisons in the graph and tables above are not intended to forecast or be indicative of future performance of our common stock, any of the indices or any of the companies comprising them. Data source: Standard & Poor's Compustat.

(1) Carrier Global Corporation included from March 19, 2020 when it began trading.
(2) Ingersoll-Rand Plc started trading as Trane Technologies on March 2, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒ *ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934*

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

OR

☐ *TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934*

Commission File Number 1-14387
United Rentals, Inc.
Commission File Number 1-13663
United Rentals (North America), Inc.
(Exact Names of Registrants as Specified in Their Charters)

Delaware	**06-1522496**
Delaware	**86-0933835**
(States of Incorporation)	**(I.R.S. Employer Identification Nos.)**

100 First Stamford Place, Suite 700

Stamford

Connecticut	**06902**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrants' Telephone Number, Including Area Code: (203) 622-3131
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $.01 par value, of United Rentals, Inc.	URI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer   ☑   Accelerated Filer   ☐   Non-Accelerated Filer   ☐   Smaller Reporting Company   ☐   Emerging Growth Company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☑   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

As of June 30, 2023 there were 68,280,874 shares of United Rentals, Inc. common stock outstanding. The aggregate market value of common stock held by non-affiliates (defined as other than directors, executive officers and 10 percent beneficial owners) at June 30, 2023 was approximately $26.7 billion, calculated by using the closing price of the common stock on such date on the New York Stock Exchange of $445.37.

As of January 22, 2024, there were 67,191,627 shares of United Rentals, Inc. common stock outstanding. There is no market for the common stock of United Rentals (North America), Inc., all outstanding shares of which are owned by United Rentals, Inc.

This Form 10-K is separately filed by (i) United Rentals, Inc. and (ii) United Rentals (North America), Inc. (which is a wholly owned subsidiary of United Rentals, Inc.). United Rentals (North America), Inc. meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K and is therefore filing this form with the reduced disclosure format permitted by such instruction.

Documents incorporated by reference: Portions of United Rentals, Inc.'s Proxy Statement related to the 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this annual report.

FORM 10-K REPORT INDEX

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "seek," "on-track," "plan," "project," "forecast," "intend" or "anticipate," or the negative thereof or comparable terminology, or by discussions of strategy or outlook. You are cautioned that our business and operations are subject to a variety of risks and uncertainties, many of which are beyond our control, and, consequently, our actual results may differ materially from those projected.

Factors that could cause actual results to differ materially from those projected include, but are not limited to, the following:

- the impact of global economic conditions (including inflation, increased interest rates, supply chain constraints, potential trade wars and sanctions and other measures imposed in response to international conflicts) and public health crises and epidemics on us, our customers and our suppliers, in the United States and the rest of the world;
- declines in construction or industrial activity, which can adversely impact our revenues and, because many of our costs are fixed, our profitability;
- rates we charge and time utilization we achieve being less than anticipated;
- changes in customer, fleet, geographic and segment mix;
- excess fleet in the equipment rental industry;
- inability to benefit from government spending, including spending associated with infrastructure projects, or a reduction in government spending;
- trends in oil and natural gas, including significant increases in the prices of oil or natural gas, could adversely affect the demand for our services and products;
- competition from existing and new competitors;
- the cyclical nature of the industry in which we operate and the industries of our customers, such as those in the construction industry;
- costs we incur being more than anticipated, including as a result of inflation, and the inability to realize expected savings in the amounts or time frames planned;
- our significant indebtedness (which totaled $11.5 billion at December 31, 2023) requires us to use a substantial amount of our cash flow for debt service and can constrain our flexibility in responding to unanticipated or adverse business conditions;
- inability to refinance our indebtedness on terms that are favorable to us, including as a result of volatility and uncertainty in capital or credit markets or increases in interest rates, or at all;
- incurrence of additional debt, which could exacerbate the risks associated with our current level of indebtedness;
- noncompliance with financial or other covenants in our debt agreements, which could result in our lenders terminating the agreements and requiring us to repay outstanding borrowings;
- restrictive covenants and the amount of borrowings permitted under our debt instruments, which can limit our financial and operational flexibility;
- inability to access the capital that our businesses or growth plans may require, including as a result of uncertainty in capital or credit markets;
- the possibility that companies that we have acquired or may acquire could have undiscovered liabilities, or that companies or assets that we have acquired or may acquire could involve other unexpected costs, may strain our management capabilities, or may be difficult to integrate, and that we may not realize the expected benefits from an acquisition over the timeframe we expect, or at all;
- incurrence of impairment charges;
- fluctuations in the price of our common stock and inability to complete stock repurchases or pay dividends in the time frames and/or on the terms anticipated;

- our charter provisions as well as provisions of certain debt agreements and our significant indebtedness may have the effect of making more difficult or otherwise discouraging, delaying or deterring a takeover or other change of control of us;
- inability to manage credit risk adequately or to collect on contracts with a large number of customers;
- turnover in our management team and inability to attract and retain key personnel, as well as loss, absenteeism or the inability of employees to work or perform key functions in light of public health crises or epidemics;
- inability to obtain equipment and other supplies for our business from our key suppliers on acceptable terms or at all, as a result of supply chain disruptions, insolvency, financial difficulties or other factors;
- increases in our maintenance and replacement costs and/or decreases in the residual value of our equipment;
- inability to sell our new or used fleet in the amounts, or at the prices, we expect;
- risks related to security breaches, cybersecurity attacks, failure to protect personal information, compliance with privacy, data protection and cyber incident reporting laws and regulations, and other significant disruptions in our information technology systems;
- risks related to climate change and climate change regulation;
- risks related to our environmental and social goals, including our greenhouse gas intensity reduction goal;
- the fact that our holding company structure requires us to depend in part on distributions from subsidiaries and such distributions could be limited by contractual or legal restrictions;
- shortfalls in our insurance coverage;
- increases in our loss reserves to address business operations or other claims and any claims that exceed our established levels of reserves;
- incurrence of expenses (including indemnification obligations) and other costs in connection with litigation, regulatory and investigatory matters;
- the costs of complying with environmental, safety and foreign laws and regulations, as well as other risks associated with non-U.S. operations, including currency exchange risk, and tariffs;
- the outcome or other potential consequences of regulatory and investigatory matters and litigation;
- labor shortages and/or disputes, work stoppages or other labor difficulties, which may impact our productivity and increase our costs, and changes in law that could affect our labor relations or operations generally;
- the effect of changes in tax law; and
- other factors described in this annual report on Form 10-K and in our other filings with the Securities and Exchange Commission.

Any forward-looking statement speaks only as of the date such statement was made. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by law.

PART I

United Rentals, Inc., incorporated in Delaware in 1997, is principally a holding company. We primarily conduct our operations through our wholly owned subsidiary, United Rentals (North America), Inc., and its subsidiaries. As used in this report, the term "Holdings" refers to United Rentals, Inc., the term "URNA" refers to United Rentals (North America), Inc., and the terms the "Company," "United Rentals," "we," "us," and "our" refer to United Rentals, Inc. and its subsidiaries, in each case unless otherwise indicated.

Unless otherwise indicated, the information under Items 1, 1A and 2 is as of January 1, 2024.

Item 1. Business

United Rentals is the largest equipment rental company in the world, operates throughout the United States and Canada, and has a limited presence in Europe, Australia and New Zealand. The table below presents key information about our business as of and for the years ended December 31, 2023 and 2022. Our business is discussed in more detail below. The data below should be read in conjunction with, and is qualified by reference to, our Management's Discussion and Analysis and our consolidated financial statements and notes thereto contained elsewhere in this report.

	2023	2022
PERFORMANCE MEASURES		
Total revenues (in millions)	$14,332	$11,642
Equipment rental revenue percent of total revenues	84%	87%
Equipment rental revenue variance components:		
Year-over-year change in average original equipment cost ("OEC")	21.9%	13.6%
Assumed year-over-year inflation impact (1)	(1.5)%	(1.5)%
Fleet productivity (2)	(0.7)%	9.4%
Contribution from ancillary and re-rent revenue (3)	(0.4)%	1.8%
Total equipment rental revenue variance	19.3%	23.3%
Pro forma equipment rentals variance components (4):		
Year-over-year change in average OEC	10.4%	
Assumed year-over-year inflation impact (1)	(1.5)%	
Fleet productivity (2)	2.8%	
Contribution from ancillary and re-rent revenue (3)	(0.4)%	
Total equipment rental revenue variance	11.3%	
Key account percent of equipment rental revenue	67%	68%
National account percent of equipment rental revenue	43%	42%
FLEET		
Fleet OEC (in billions)	$20.66	$19.61
Equipment classes	4,800	4,600
Equipment units	995,000	1,020,000
Fleet age in months	52.4	53.5
Equipment rental revenue percent by fleet type:		
General construction and industrial equipment	42%	42%
Aerial work platforms	25%	24%
General tools and light equipment	8%	8%

Power and HVAC (heating, ventilating and air conditioning) equipment	10%	10%
Trench safety equipment	5%	6%
Fluid solutions equipment	7%	7%
Mobile storage equipment and modular office space	3%	3%

LOCATIONS/PERSONNEL

Rental locations	1,584	1,521
Approximate range of branches per district	5-14	4-13
Approximate range of districts per region	6-11	6-11
Range of regions per division	3-6	2-6
Hourly employees	18,900	17,500
Salaried employees	7,400	7,100
Total employees	26,300	24,600

INDUSTRY

Estimated North American market share (5)	15%	15%
Estimated North American equipment rental industry revenue growth (5)	12%	14%

CUSTOMERS/SUPPLIERS

Largest customer percent of total revenues	1%	1%
Top 10 customers percent of total revenues	4%	4%
Largest supplier percent of capital expenditures	15%	10%
Top 10 supplier percent of capital expenditures	48%	45%

(1) Reflects the estimated impact of inflation on the revenue productivity of fleet based on OEC, which is recorded at cost.

(2) Reflects the combined impact of changes in rental rates, time utilization, and mix that contribute to the variance in owned equipment rental revenue. See note 3 to the consolidated financial statements for a discussion of the different types of equipment rentals revenue. Rental rate changes are calculated based on the year-over-year variance in average contract rates, weighted by the prior period revenue mix. Time utilization is calculated by dividing the amount of time an asset is on rent by the amount of time the asset has been owned during the year. Mix includes the impact of changes in customer, fleet, geographic and segment mix. The positive fleet productivity for 2022 reflected strong demand across our end-markets. The novel coronavirus ("COVID-19"), which resulted in rental volume declines in response to shelter-in-place orders and other market restrictions, had the most pronounced on our business in 2020. Beginning in 2021 and continuing through 2023, we have experienced broad-based strength of demand across our end-markets. See "Industry Overview and Economic Outlook" below for further discussion of our end-markets.

(3) Reflects the combined impact of changes in the other types of equipment rentals revenue (see note 3 for further detail), excluding owned equipment rental revenue.

(4) We completed the acquisition of Ahern Rentals, Inc. ("Ahern Rentals") in December 2022. The pro forma information includes the standalone, pre-acquisition results of Ahern Rentals. The pro forma components are not reflected above for 2022 versus 2021 because of the December 2022 acquisition date (Ahern Rentals did not materially impact the comparison of 2022 and 2021 equipment rentals). The Ahern Rentals acquisition is discussed further in note 4 to the consolidated financial statements.

(5) As discussed below (see "Industry Overview and Economic Outlook"), North American equipment rental industry revenue is based on industry estimates from the American Rental Association ("ARA"). As discussed above, we completed the acquisition of Ahern Rentals in December 2022. Estimated North

American market share as of December 31, 2022 includes the standalone, pre-acquisition revenue of Ahern Rentals. Subsequent to our prior disclosure of 2022 industry information, the ARA increased its estimate of the size of the North American equipment rental industry. As a result of this change, relative to our prior disclosures, our market share as of December 31, 2022 decreased and the size of the 2022 growth in North American equipment rental industry revenue increased.

Human Capital

The Company's key human capital management objectives are to attract, retain and develop talent to deliver on the Company's strategy. To support these objectives, the Company's human resources programs are designed to: keep people safe and healthy; enhance the Company's culture through efforts aimed at making the workplace more inclusive; acquire and retain diverse talent; reward and support employees through competitive pay and benefit programs; develop talent to prepare them for critical roles and leadership positions; and facilitate internal talent mobility to create a high-performing workforce. See "Locations/Personnel" in the table above for information on employee counts.

The Company focuses on the following in managing its human capital:

- *Health and safety:* We have a safety program that focuses on implementing management systems, policies and training programs and performing assessments to see that workers are trained properly and that injuries and incidents are prevented. All of our employees are empowered with stop-work authority which enables them to immediately stop any unsafe or potentially hazardous working condition or behavior they may observe. We utilize a mixture of indicators to assess the safety performance of our operations, including total recordable injury rate (TRIR), preventable motor vehicle incidents per million miles, corrective actions and near miss frequency and have disclosed a goal to further reduce our TRIR. We also recognize outstanding safety behaviors through our annual awards program.

- *Employee wellness:* The Company's Live Well, Safe & Healthy program is a comprehensive approach to wellness that encourages healthy behaviors and is intended to raise morale, productivity and overall employee engagement. The program includes a biometric screening at work or off-site, a health assessment, a paid day off to be used for a wellness exam or day of service, tobacco cessation support, and participation incentives. Additionally, employees and family members can participate in virtual health challenges to encourage daily activity. Approximately 63 percent of eligible employees participated in the program in 2023.

- *Workplace inclusivity and diversity:* We believe that an inclusive and diverse team is key to the success of our culture, and we view diversity holistically through a framework that recognizes the importance of diversity in enabling our commercial strategy and continued business success. Our commitment to diversity, equity and inclusion ("DEI") is demonstrated through many efforts including employee-led employee resource groups ("ERGs"); aspirational company-wide DEI goals; and inclusive volunteering opportunities. Our seven ERGs aim to represent and support the diverse communities that make up our workforce by facilitating: networking and connecting with peers; education and awareness efforts; and leadership and skill development. The Company has disclosed an aspirational goal to increase the percentage of racially or gender diverse employees in sales and management roles, reflecting our commitment to increase diverse representation in our talent pipeline. There has been positive progress in this aspirational goal, as reflected in an over five percentage point increase in diverse employees in sales and management roles from 29.5 percent in 2020 to 34.7 percent in 2023. As part of its diversity efforts, the Company is committed to supporting our military veterans and believes that diversity in experience is an asset to the business. To that end, the Company has made the fair inclusion of veterans a priority, through its veterans ERG and external partnerships.

- *Compensation programs and employee benefits:* Our compensation and benefits programs provide a package designed to attract, retain and motivate employees. In addition to competitive base salaries, the Company provides a variety of short-term, long-term and commission-based incentive compensation programs to reward performance relative to key financial, human capital and customer experience metrics. We offer comprehensive benefit options including paid time off, retirement savings plans, medical and prescription drug benefits, dental and vision benefits, accident and critical illness insurance, life and disability insurance, health savings accounts, flexible spending accounts, parental leave, legal coverage, auto/home insurance, identity theft insurance and tuition assistance. Additionally, we have conducted four company-wide stock grant programs for employees since 2014 – the most recent grant took place in 2022 and was in honor of our 25th anniversary.

- *Employee experience and retention:* To evaluate our employee experience and retention efforts, we monitor a number of employee measures, such as employee retention, internal promotions and referrals. For example, voluntary employee turnover, which represents voluntary terminations during the year divided by average headcount during the year, was 12.4 percent, 13.1 percent and 13.5 percent for 2023, 2022 and 2021, respectively. We also conduct an annual employee experience survey, which provides valuable information on drivers of engagement and areas where we can improve. In 2022, we switched survey administration to Peakon (a Workday company). Our 2023 employee experience survey showed strong results with average responses ranging from 8.4 to 9.2 out of 10 in each of our four survey categories: Engagement (8.5), Diversity & Inclusion (8.6), Health & Wellbeing (8.4) and Safety Commitment (9.2). Our 2023 results were consistent with our strong 2022 results, with scores in three categories flat year-over-year and our Diversity & Inclusion score decreasing slightly from 8.7 to 8.6. Our results placed us in the top 10 percent of the Peakon Benchmark for Commercial and Professional Services Companies for the Engagement and Health & Wellbeing categories and in the top 25 percent of the Diversity & Inclusion category; there is no benchmark reference for our Safety category. To provide an open and frequent line of communication for all employees, we host town hall meetings and quarterly all employee conference calls, and utilize Workplace, a virtual collaboration platform for our employees, to engage with our full team. The Company also sponsors the United Compassion Fund, an employee-funded 501(c)(3) charity that provides financial assistance to fellow employees in need. In 2023, employees voluntarily donated approximately $1.6 million to the fund, and employees received 469 grants totaling approximately $1.9 million.

- *Training and development:* The Company is committed to the continual development of its employees. We aim for all new hires to attend JumpSTART, a new hire orientation, to quickly acclimate them to our culture, as well as applicable new hires to attend Center of Excellence (job related) training within 90 days of hire. We offer a wide array of training solutions (instructor led in-person, virtual, digital, hands-on, e-learning and experience maps) for further development of our employees to help them achieve their career goals. In addition, as we did in 2023, we aim to regularly develop new training programs, launch pilot programs and expand leadership opportunities for our employees. In 2023, our employees enhanced their skills through approximately 825,000 hours of training, including safety training, sales and leadership training and equipment-related training from our suppliers. Our performance process encourages employee check-ins throughout the year to discuss performance and career goals, as well as development opportunities at all levels across the Company.

Strategy

For the past several years, as we continued to manage the impact of global economic conditions and COVID-19, we executed a strategy focused on improving the profitability of our core equipment rental business through revenue growth, margin expansion and operational efficiencies. In particular, we have focused on customer segmentation, customer service differentiation, rate management, fleet management and operational efficiency. Our general strategy focuses on profitability and return on invested capital, and, in particular, calls for:

- *A consistently superior standard of service to customers*, often provided through a single lead contact who can coordinate the cross-selling of the various services we offer throughout our network. We utilize a proprietary software application, Total Control®, which provides our key customers with a single in-house software application that enables them to monitor and manage all their equipment needs. Total Control® is a unique customer offering that enables us to develop strong, long-term relationships with our larger customers. Our digital capabilities, including our Total Control® platform, allow our sales teams to provide contactless end-to-end customer service;

- *The further optimization of our customer mix and fleet mix, with a dual objective*: to enhance our performance in serving our current customer base, and to focus on the accounts and customer types that are best suited to our strategy for profitable growth. We believe these efforts will lead to even better service of our target accounts, primarily large construction and industrial customers, as well as select local contractors. Our fleet team's analyses are aligned with these objectives to identify trends in equipment categories and define action plans that can generate improved returns;

- *A continued focus on "Lean" management techniques, including kaizen processes focused on continuous improvement.* We have a dedicated team responsible for reducing waste in our operational processes, with the objectives of: condensing the cycle time associated with preparing equipment for rent; optimizing our resources for delivery and pickup of equipment; improving the effectiveness and efficiency of our repair and maintenance operations; and implementing customer service best practices;

- *The continued expansion and cross-selling of adjacent specialty and services products, which enables us to provide a "one-stop" shop for our customers.* We believe that the expansion of our specialty business, as exhibited by our acquisition of General Finance Corporation ("General Finance") in May 2021, as well as our tools and onsite services offerings, will further position United Rentals as a single source provider of total jobsite solutions through our extensive product and service resources and technology offerings; and

- *The pursuit of strategic acquisitions to continue to expand our core equipment rental business,* as exhibited by our recently completed acquisition of assets of Ahern Rentals, which is discussed in note 4 to the consolidated financial statements. Strategic acquisitions allow us to invest our capital to expand our business, further driving our ability to accomplish our strategic goals.

Industry Overview and Economic Outlook

United Rentals serves the following three principal end-markets for equipment rental in North America: industrial and other non-construction; commercial (or private non-residential) construction; and residential construction, which includes remodeling. We also have a limited presence in Europe, Australia and New Zealand. See Item 2—Properties for further geographical detail on our rental network. In 2023, based on our classification of the vertical market segments in which our equipment was used:

- Industrial and other non-construction rentals represented approximately 49 percent of our rental revenue, primarily reflecting rentals to manufacturers, energy companies, chemical companies, paper mills, railroads, shipbuilders, utilities, retailers and infrastructure entities;

- Commercial construction rentals represented approximately 46 percent of our rental revenue, primarily reflecting rentals related to the construction and remodeling of facilities for office space, lodging, healthcare, entertainment and other commercial purposes; and

- Residential rentals represented approximately five percent of our rental revenue, primarily reflecting rentals of equipment for the construction and renovation of homes.

Based on industry estimates from the ARA, 2023 North American equipment rental industry revenue grew an estimated 12 percent year-over-year. In 2023, our full year rental revenue increased by 19.3 percent year-over-year, which included the impact of the Ahern Rentals acquisition that was completed in December 2022 and is discussed in note 4 to the consolidated financial statements. The impact of the Ahern Rentals acquisition on our equipment rentals revenue is primarily reflected in the year-over-year increase in average OEC of 21.9 percent for the year ended December 31, 2023. On a pro forma basis including the pre-acquisition results of Ahern Rentals, year-over-year, equipment rentals revenue increased 11.3 percent, primarily reflecting an increase in average OEC of 10.4 percent. Our estimated North American market share of approximately 15 percent as of December 31, 2023 did not change materially from our market share as of December 31, 2022, which included the pre-acquisition revenue of Ahern Rentals as the acquisition was completed in 2022.

Competitive Advantages

We believe that we benefit from the following competitive advantages:

Large and Diverse Rental Fleet. Our large and diverse fleet allows us to serve large customers that require substantial quantities and/or wide varieties of equipment. We believe our ability to serve such customers should allow us to improve our performance and enhance our market leadership position.

We manage our rental fleet, which is the largest and most comprehensive in the industry, utilizing a life-cycle approach that focuses on satisfying customer demand and optimizing utilization levels. As part of this life-cycle approach, we closely monitor repair and maintenance expense and can anticipate, based on our extensive experience with a large and diverse fleet, the optimum time to dispose of an asset.

Significant Purchasing Power. We purchase large amounts of equipment, contractor supplies and other items, which enables us to negotiate favorable pricing, warranty and other terms with our vendors.

National Account Program. Our national account sales force is dedicated to establishing and expanding relationships with large companies, particularly those with a national or multi-regional presence. National accounts are generally defined as customers with potential annual equipment rental spend of at least $500,000 or customers doing business in multiple states. We offer our national account customers the benefits of a consistent level of service across North America, a wide selection of equipment and a single point of contact for all their equipment needs. National accounts are a subset of key accounts, which are our accounts that are managed by a single point of contact. Establishing a single point of contact for our key accounts helps us provide customer service management that is more consistent and satisfactory.

Operating Efficiencies. We benefit from the following operating efficiencies:

- *Equipment Sharing Among Branches*. Each branch within a region can access equipment located elsewhere in the region. This fleet sharing increases equipment utilization because equipment that is idle at one branch can be marketed and rented through other branches. Additionally, fleet sharing allows us to be more disciplined with our capital spend.

- *Customer Care Center*. We have a Customer Care Center ("CCC") in Charlotte, North Carolina that handles all telephone calls to our customer service telephone line, 1-800-UR-RENTS. The CCC handles many of the 1-800-UR-RENTS telephone calls without having to route them to individual branches, and allows us to provide a more uniform quality experience to customers, manage fleet sharing more effectively and free up branch employee time.

- *Consolidation of Common Functions*. We reduce costs through the consolidation of functions that are common to our branches, such as accounts payable, payroll, benefits and risk management, information technology and credit and collection.

Our *information technology systems*, some of which are proprietary and some of which are licensed, support our operations. Our information technology infrastructure facilitates our ability to make rapid and informed decisions, respond quickly to changing market conditions and share rental equipment among branches. We have an in-house team of information technology specialists that supports our systems.

Our information technology systems are accessible to management, branch and call center personnel. Leveraging information technology to achieve greater efficiencies and improve customer service is a critical element of our strategy. Each branch is equipped with one or more workstations that are electronically linked to our other locations and to our data center. Rental transactions can be entered at these workstations, or through various mobile applications, to be processed on a real-time basis.

Our information technology systems:

- enable branch personnel to (i) determine equipment availability, (ii) access all equipment within a geographic region and arrange for equipment to be delivered from anywhere in the region directly to the customer, (iii) monitor business activity on a real-time basis and (iv) obtain customized reports on a wide range of operating and financial data, including equipment utilization, rental rate trends, maintenance histories and customer transaction histories;

- allow our mobile sales and service team members to support our customers efficiently while in the field;

- permit customers to access and manage their accounts online; and

- allow management to obtain a wide range of operational and financial data.

We have a fully functional back-up facility designed to enable business continuity for our core rental and financial systems in the event that our main computer facility becomes inoperative. This back-up facility also allows us to perform system upgrades and maintenance without interfering with the normal ongoing operation of our information technology systems.

Strong Brand Recognition. As the largest equipment rental company in the world, we have strong brand recognition, which helps us attract new customers and build customer loyalty.

Geographic and Customer Diversity. We primarily operate in the United States and Canada, and have a limited presence in Europe, Australia and New Zealand, and our global branch network includes 1,584 rental locations. See Item 2—Properties for further geographical detail on our branch network. Our North American network operates in 49 U.S. states and every Canadian province, and serves customers that range from Fortune 500 companies to small businesses and homeowners. We believe that our geographic and customer diversity provides us with many advantages including:

- enabling us to better serve national account customers with multiple locations;

- helping us achieve favorable resale prices by allowing us to access used equipment resale markets across North America; and

- reducing our dependence on any particular customer.

Our foreign operations are subject to the risks normally associated with international operations. These include (i) the need to convert currencies, which could result in a gain or loss depending on fluctuations in exchange rates and (ii) the need to comply with foreign laws and regulations, as well as U.S. laws and regulations applicable to our operations in foreign jurisdictions. For additional financial information regarding our geographic diversity, see note 5 to our consolidated financial statements.

Strong and Motivated Branch Management. Each of our full-service branches has a manager who is supervised by a district manager. We believe that our managers are among the most knowledgeable and experienced in the industry, and we empower them, within budgetary guidelines, to make day-to-day decisions concerning branch matters. Each regional office has a management team that monitors branch, district and regional performance with extensive systems and controls, including performance benchmarks and detailed monthly operating reviews.

Risk Management and Safety Programs. Our risk management department is staffed by experienced professionals directing the procurement of insurance, managing claims made against the Company, and developing loss prevention programs to address workplace safety, driver safety and customer safety. The department's primary focus is on the protection of our employees and assets, as well as protecting the Company from liability for accidental loss.

Segment Information

We have two reportable segments– general rentals and specialty. Segment financial information is presented in note 5 to our consolidated financial statements.

The general rentals segment includes the rental of construction, aerial and industrial equipment, general tools and light equipment, and related services and activities. The general rentals segment's customers include construction and industrial companies, manufacturers, utilities, municipalities and homeowners. The general rentals segment reflects the aggregation of four geographic divisions—Central, Northeast, Southeast and West—and operates throughout the United States and Canada.

The specialty segment rents products (and provides setup and other services on such rented equipment) including (i) trench safety equipment, such as trench shields, aluminum hydraulic shoring systems, slide rails, crossing plates, construction lasers and line testing equipment for underground work, (ii) power and HVAC equipment, such as portable diesel generators, electrical distribution equipment, and temperature control equipment, (iii) fluid solutions equipment primarily used for fluid containment, transfer and treatment, and (iv) mobile storage equipment and modular office space. The specialty segment's customers include construction companies involved in infrastructure projects, municipalities and industrial companies. This segment primarily operates in the United States and Canada, and has a limited presence in Europe, Australia and New Zealand.

Products and Services

Our principal products and services are described below.

Equipment Rental. We offer for rent approximately 4,800 classes of rental equipment on an hourly, daily, weekly or monthly basis. The types of equipment that we offer include general construction and industrial equipment; aerial work platforms; trench safety equipment; power and HVAC equipment; fluid solutions equipment; mobile storage equipment and modular office space; and general tools and light equipment.

Sales of Rental Equipment. We routinely sell used rental equipment and invest in new equipment in order to manage repair and maintenance costs, as well as the composition and size of our fleet. We also sell used equipment in response to customer demand for the equipment. Consistent with the life-cycle approach we use to manage our fleet, the rate at which we replace used equipment with new equipment depends on a number of factors, including changing general economic conditions, growth opportunities, the market for used equipment, the age of our fleet and the need to adjust fleet composition to meet customer demand.

We utilize many channels to sell used equipment: through our national and export sales forces, which can access many resale markets across our network; at auction; through brokers; and directly to manufacturers. We also sell used equipment through our website, which includes an online database of used equipment available for sale.

Sales of New Equipment. We sell equipment such as aerial lifts, reach forklifts, telehandlers, compressors and generators from many leading equipment manufacturers. The type of new equipment that we sell varies by location.

Contractor Supplies Sales. We sell a variety of contractor supplies including construction consumables, tools, small equipment and safety supplies.

Service and Other Revenues. We offer repair and maintenance services and sell parts for equipment that is owned by our customers.

Customers

Our customer base is highly diversified and ranges from Fortune 500 companies to small businesses and homeowners. Our customer base varies by branch and is determined by several factors, including the equipment mix and marketing focus of the particular branch as well as the business composition of the local economy, including construction opportunities with different customers. Our customers include:

- construction companies that use equipment for constructing and renovating commercial buildings, warehouses, industrial and manufacturing plants, office parks, airports, residential developments and other facilities;

- industrial companies—such as manufacturers, chemical companies, paper mills, railroads, ship builders and utilities—that use equipment for plant maintenance, upgrades, expansion and construction;

- municipalities that require equipment for a variety of purposes; and

- homeowners and other individuals that use equipment for projects that range from simple repairs to major renovations.

Our business is seasonal, with demand for our rental equipment tending to be lower in the winter months.

Sales and Marketing

We market our products and services through multiple channels as described below.

Sales Force. Our sales representatives work in our branches and at our customer care center, and are responsible for calling on existing and potential customers as well as assisting our customers in planning for their equipment needs. We have ongoing programs for training our employees in sales and service skills and on strategies for maximizing the value of each transaction.

National Account Program. Our national account sales force is dedicated to establishing and expanding relationships with large customers, particularly those with a national or multi-regional presence. Our national account team closely coordinates its efforts with the local sales force in each area.

Online Rental Platform (UROne®). Our customers can check equipment availability and pricing, and reserve equipment online, 24 hours a day, seven days a week, by accessing our equipment catalog and used equipment listing, which can be found at *www.unitedrentals.com*. Our customers can also use our UR Control® application to actively manage their rental process and access real-time reports on their business activity with us.

Total Control®. We utilize a proprietary software application, Total Control®, which provides our key customers with a single in-house software application that enables them to monitor and manage all their equipment needs. This software can be integrated into the customers' enterprise resource planning system. Total Control® is a unique customer offering that enables us to develop strong, long-term relationships with our larger customers.

Advertising. We promote our business through local and national advertising across marketing channels, including digital media (including organic and paid search), customer engagement (lifecycle marketing and direct mail), television (connected and linear), trade publications (digital and print), earned media, tradeshows and sponsorships.

Suppliers

Our strategic approach with respect to our suppliers is to maintain the minimum number of suppliers per category of equipment that can satisfy our anticipated volume and business requirements. This approach is designed to ensure that the terms we negotiate are competitive and that there is sufficient product available to meet anticipated customer demand. We utilize a comprehensive selection process to determine our equipment vendors. We consider product capabilities and industry position, the terms being offered, product liability history, customer acceptance and financial strength. We believe we have sufficient alternative sources of supply available for each of our major equipment categories. For a discussion of the risks associated with potential supply chain disruptions, see Item 1A- Risk Factors ("Operational Risks-*Disruptions in our supply chain could result in adverse effects on our results of operations and financial performance*").

Competition

We primarily operate in the United States and Canada, and have a limited presence in Europe, Australia and New Zealand. The North American equipment rental industry is highly fragmented and competitive. As the largest equipment rental company in the industry, we estimate that we have an approximate 15 percent market share in North America based on 2023 total equipment rental industry revenues as measured by the ARA. Estimated market share is calculated by dividing our total 2023 North American rental revenue by ARA's forecasted 2023 industry revenue. Our competitors primarily include small, independent businesses with one or two rental locations; regional competitors that operate in one or more states; public companies or divisions of public companies that operate nationally or internationally; and equipment vendors and dealers who both sell and rent equipment directly to customers. We believe we are well positioned to take advantage of this environment because, as a larger company, we have more resources and certain competitive advantages over our smaller competitors. These advantages include greater purchasing power, the ability to provide customers with a broader range of equipment and services, and greater flexibility to transfer equipment among locations in response to, and in anticipation of, customer demand. The fragmented nature of the industry and our relatively small market share, however, may adversely impact our ability to mitigate rental rate pressure. See "Industry Overview and Economic Outlook" above for a discussion of our end-markets.

Environmental and Safety Regulations

Our operations are subject to numerous laws governing environmental protection and occupational health and safety matters. These laws regulate issues such as wastewater, storm water, solid and hazardous wastes and materials, and air quality. Our operations generally do not raise significant environmental risks, but we use and store hazardous materials as part of maintaining our rental equipment fleet and the overall operations of our business, dispose of solid and hazardous waste and wastewater from equipment washing, and store and dispense petroleum products from storage tanks at certain locations. Under environmental and safety laws, we may be liable for, among other things, (i) the costs of investigating and remediating contamination at our sites as well as sites to which we send hazardous wastes for disposal or treatment, regardless of fault, and (ii) fines and penalties for non-compliance. We incur ongoing expenses associated with the performance of appropriate investigation and remediation activities at certain locations.

Employees

Approximately 7,400 of our employees are salaried and approximately 18,900 are hourly. Collective bargaining agreements relating to approximately 153 separate locations cover approximately 1,800 of our employees. We monitor employee satisfaction through ongoing surveys and consider our relationship with our employees to be good.

Available Information

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports, as well as our other SEC filings, available on our website, free of charge, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is *www.unitedrentals.com*. The information contained on our website is not incorporated by reference in this document.

Item 1A.   Risk Factors

Our business, results of operations and financial condition are subject to numerous risks and uncertainties. In connection with any investment decision with respect to our securities, you should carefully consider the following risk factors, as well as the other information contained in this report and our other filings with the

SEC. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Should any of these risks materialize, our business, results of operations, financial condition and future prospects could be negatively impacted, which in turn could affect the trading value of our securities.

Industry and Economic Risks

Challenging economic conditions and the occurrence of unforeseen or catastrophic events, including public health crises and epidemics, have in the past adversely impacted, and may in the future adversely impact, us, our customers or our suppliers and in turn adversely affect our business, revenues and operating results.

Our business has been and may in the future be adversely affected by economic conditions in the United States and globally. A worsening of economic conditions, in particular with respect to North American construction and industrial activities, could cause weakness in our end-markets and adversely affect our revenues and operating results. Our general rental equipment and specialty equipment are used in connection with private non-residential construction and industrial activities. In the past, weakness in our end-markets has led to a decrease in the demand for our equipment and in the rates we realized. Such decreases have adversely affected our operating results by causing our revenues to decline and, because certain of our costs are fixed, our operating margins to be reduced.

In addition, the following factors, among others, could adversely impact us, our customers or our suppliers and in turn adversely affect our revenues and operating results:

- a decrease in expected levels of infrastructure spending;

- a lack of availability of credit;

- excess fleet in the equipment rental industry;

- a decrease in the level of exploration, development, production activity and capital spending by oil and natural gas companies;

- an increase in costs, including the cost of construction materials, as a result of inflation or other factors;

- an increase in interest rates;

- instability in macroeconomic conditions;

- adverse weather conditions, which may temporarily affect a particular region;

- a prolonged shutdown of the U.S. government;

- public health crises and epidemics (or concerns over the possibility of such a health crisis or epidemic), such as COVID-19;

- supply chain disruptions;

- terrorism or hostilities involving the United States, Canada, Europe, Australia or New Zealand;

- geopolitical conflicts, such as Russia's invasion of Ukraine and the conflict in the Middle East, and the resultant sanctions and other measures imposed in response; or

- other unforeseen or catastrophic events.

These factors have in the past, and could in the future, among other things, cause weakness in our end-markets and impact customer demand for equipment rentals, reduce the availability and productivity of our employees, increase our costs, result in delayed payments from our customers and uncollectible accounts, impact previously announced strategic plans or impact our ability to access funds from financial institutions and capital markets on terms favorable to us, or at all.

Trends in oil and natural gas prices could adversely affect the level of exploration, development and production activity of certain of our customers and the demand for our services and products.

Demand for our services and products is sensitive to the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies, regional exploration and production providers, and related service providers. The level of exploration, development and production activity is directly affected by trends in oil and natural gas prices, which historically have been volatile and are likely to continue to be volatile.

Prices for oil and natural gas are subject to potentially large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other economic factors that are beyond our control. Any prolonged reduction in oil and natural gas prices will depress the immediate levels of exploration, development and production activity, which could have an adverse effect on our business, results of operations and financial condition. Even the perception of longer-term lower oil and natural gas prices by oil and natural gas companies and related service providers can similarly reduce or defer major expenditures by these companies and service providers given the long-term nature of many large-scale development projects. Additionally, potential climate change regulation, including a potential carbon tax, could adversely affect the level of exploration, development and production activity of certain of our customers and the demand for our services and products. See "Operational Risks–*Climate change, climate change regulations and greenhouse effects may materially adversely impact our operations and markets.*"

Our industry is highly competitive, and competitive pressures have in the past led, and could lead again in the future, to a decrease in our market share or in the prices that we can charge.

The equipment rental industry is highly fragmented and competitive. Our competitors include small, independent businesses with one or two rental locations, regional competitors that operate in one or more states, national and global companies or divisions of national and global companies, and equipment vendors and dealers who both sell and rent equipment directly to customers. We may in the future encounter increased competition from our existing competitors or from new competitors. Competitive pressures have in the past adversely affected, and could again in the future adversely affect, our revenues and operating results by, among other things, decreasing our rental volumes, depressing the prices that we can charge or increasing our costs to retain employees.

Increases in fuel costs or reduced supplies of fuel have in the past harmed, and could in the future again harm, our business.

We believe that one of our competitive advantages is the mobility of our fleet. Accordingly, our business in the past has been, and in the future could be, adversely affected by limitations on fuel supplies or significant increases in fuel prices that result in higher costs to us for transporting equipment from one branch to another branch. Although we have used, and may continue to use, futures contracts to hedge against fluctuations in fuel prices, a significant or protracted price fluctuation or disruption of fuel supplies could have a material adverse effect on our financial condition and results of operations. Additionally, potential climate change regulation, including a potential carbon tax, could increase the overall cost of fuel to us and have a material adverse effect on us. See "Operational Risks–*Climate change, climate change regulations and greenhouse effects may materially adversely impact our operations and markets.*"

Risks Related to our Indebtedness and Liquidity

Our significant indebtedness exposes us to various risks.

At December 31, 2023, our total indebtedness was $11.5 billion. Our significant indebtedness could adversely affect our business, results of operations and financial condition in a number of ways by, among other things:

- increasing our vulnerability to, and limiting our flexibility to plan for, or react to, adverse economic, industry or competitive developments;

- making it more difficult to pay or refinance our debts as they become due during periods of adverse economic, financial market or industry conditions;

- requiring us to devote a substantial amount of our cash flow to debt service, reducing the funds available for other purposes, including funding working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes, or otherwise constraining our financial flexibility;

- restricting our ability to move operating cash flows to Holdings. URNA's payment capacity is restricted under the covenants in our senior secured asset-based revolving credit facility ("ABL facility"), our senior secured term loan credit facility ("term loan facility") and the indentures governing URNA's outstanding senior notes;

- affecting our ability to obtain additional financing for working capital, acquisitions or other purposes, particularly since substantially all of our assets are subject to security interests relating to existing indebtedness;

- decreasing our profitability or cash flow;

- causing us to be less able to take advantage of significant business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;

- causing us to be disadvantaged compared to competitors with less debt and lower debt service requirements;

- resulting in a downgrade in our credit rating or the credit ratings of any of the indebtedness of our subsidiaries, which could increase the cost of further borrowings;

- requiring our debt to become due and payable upon a change in control; and

- limiting our ability to borrow additional monies in the future to fund working capital, capital expenditures and other general corporate purposes.

A portion of our indebtedness bears interest at variable rates that are linked to changing market interest rates. As a result, increases in market interest rates increase our interest expense and our debt service obligations. At December 31, 2023, we had $3.6 billion of indebtedness that bore interest at variable rates. As of December 31, 2023, our variable rate indebtedness represented 31 percent of our total indebtedness. See Item 7A—Quantitative and Qualitative Disclosures About Market Risk for additional information related to interest rate risk.

To service our indebtedness, we will require a significant amount of cash and our ability to generate cash depends on many factors beyond our control.

We depend on cash on hand and cash flows from operations to make scheduled debt payments. To a significant extent, our ability to do so is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not be able to generate sufficient cash flow from operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we are unable to service our indebtedness and fund our operations, we will have to adopt an alternative strategy that may include:

- reducing or delaying capital expenditures;

- limiting our growth;

- seeking additional capital;

- selling assets; or

- restructuring or refinancing our indebtedness.

Even if we adopt an alternative strategy, the strategy may not be successful and we may continue to be unable to service our indebtedness and fund our operations.

We may not be able to refinance our indebtedness on favorable terms, or at all. Our inability to refinance our indebtedness could materially and adversely affect our liquidity and our ongoing results of operations.

Our ability to refinance indebtedness will depend in part on our operating and financial performance, which, in turn, is subject to prevailing economic conditions and to financial, business, legislative, regulatory and other factors beyond our control. In addition, prevailing interest rates or other factors at the time of refinancing could increase our interest expense. A refinancing of our indebtedness could also require us to comply with more onerous covenants and further restrict our business operations. Our inability to refinance our indebtedness or to do so upon attractive terms could materially and adversely affect our business, prospects, results of operations, financial condition and cash flows, and make us vulnerable to adverse industry and general economic conditions.

We may be able to incur substantially more debt and take other actions that could diminish our ability to make payments on our indebtedness when due, which could further exacerbate the risks associated with our current level of indebtedness.

Despite our indebtedness level, we may be able to incur substantially more indebtedness in the future and such indebtedness may be secured indebtedness. The indentures and other agreements governing our current indebtedness permit us to recapitalize our debt or take a number of other actions, any of which could diminish our ability to make payments on our indebtedness when due and further exacerbate the risks associated with our current level of indebtedness. If new debt is added to our or any of our existing and future subsidiaries' current debt, the related risks that we now face could intensify and we may not be able to meet all of our debt obligations.

If we are unable to satisfy the financial covenant or comply with other covenants in certain of our debt agreements, our lenders could elect to terminate the agreements and require us to repay the outstanding borrowings, or we could face other substantial costs.

We rely on our ABL facility and accounts receivable securitization facility to provide liquidity for our business, including to fund capital expenditures, acquisitions, operating expenses and other liquidity needs. The only financial covenant that currently exists under the ABL facility is the fixed charge coverage ratio. Subject to certain limited exceptions specified in the ABL facility, the fixed charge coverage ratio covenant under the ABL facility will only apply in the future if specified availability under the ABL facility falls below 10 percent of the maximum revolver amount under the ABL facility. When certain conditions are met, cash and cash equivalents and borrowing base collateral in excess of the ABL facility size may be included when calculating specified availability under the ABL facility. As of December 31, 2023, specified availability under the ABL facility exceeded the required threshold and, as a result, this financial covenant was inapplicable. Under our accounts receivable securitization facility, we are required, among other things, to maintain certain financial tests relating to: (i) the default ratio, (ii) the delinquency ratio, (iii) the dilution ratio and (iv) days sales outstanding. The accounts receivable securitization facility also requires us to comply with the fixed charge coverage ratio under the ABL facility, to the extent the ratio is applicable under the ABL facility. If we are unable to satisfy the financial covenant under the ABL facility or the financial tests under the accounts receivable securitization facility or comply with any of the other relevant covenants under the applicable agreement, the lenders could elect to terminate the ABL facility and/or the accounts receivable securitization facility and require us to repay outstanding borrowings. In such event, unless we are able to refinance the indebtedness coming due and replace the ABL facility and/or the accounts receivable securitization facility, we would likely not have sufficient liquidity for our business needs and would be forced to adopt an alternative strategy. Even if we adopt an alternative strategy, the strategy may not be successful and we may not have sufficient liquidity to service our debt and fund our operations. Future debt arrangements we enter into may contain similar financial covenant provisions.

Restrictive covenants in certain of the agreements and instruments governing our indebtedness may adversely affect our financial and operational flexibility.

In addition to the financial covenant and other financial tests, various other covenants in the ABL facility, term loan facility, accounts receivable securitization facility and the other agreements governing our debt impose significant operating and financial restrictions on us and our restricted subsidiaries. Such covenants include, among other things, limitations on: (i) liens; (ii) indebtedness; (iii) mergers, consolidations and acquisitions; (iv) sales, transfers and other dispositions of assets; (v) loans and other investments; (vi) dividends and other distributions, stock repurchases and redemptions and other restricted payments; (vii) dividends, other payments and other matters affecting subsidiaries; (viii) transactions with affiliates; and (ix) issuances of preferred stock of certain subsidiaries. Future debt agreements we enter into may include similar provisions.

These restrictions may cause us to suspend or cease the payment of dividends. These restrictions may also make more difficult or discourage a takeover of us, whether favored or opposed by our management and/or our Board of Directors.

Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing, or to reduce expenditures. We cannot guarantee that such waivers, amendments or alternative financing could be obtained or, if obtained, would be on terms acceptable to us.

A breach of any of the covenants or restrictions contained in these agreements would result in an event of default. Such a default could allow our debt holders to accelerate repayment of the related debt, as well as any other debt to which a cross-acceleration or cross-default provision applies, and/or to declare all borrowings outstanding under these agreements to be due and payable. If our debt is accelerated, our assets may not be sufficient to repay such debt.

The amount of borrowings permitted under our ABL facility may fluctuate significantly, which may adversely affect our liquidity, results of operations and financial position.

The amount of borrowings permitted at any time under our ABL facility is limited to a periodic borrowing base valuation of the collateral thereunder. As a result, our access to credit under our ABL facility is potentially subject to significant fluctuations depending on the value of the borrowing base of eligible assets as of any measurement date, as well as certain discretionary rights of the agent in respect of the calculation of such borrowing base value. The inability to borrow under our ABL facility, or limitations on the amounts we can borrow under our ABL facility, may adversely affect our liquidity, results of operations and financial position.

We rely on available borrowings under the ABL facility and the accounts receivable securitization facility for cash to operate our business, which subjects us to market and counterparty risk, some of which is beyond our control.

In addition to cash we generate from our business, our principal existing sources of cash are borrowings available under the ABL facility and the accounts receivable securitization facility. If our access to such financing was unavailable or reduced, or if such financing were to become significantly more expensive for any reason, we may not be able to fund daily operations, which would cause material harm to our business or could affect our ability to operate our business as a going concern. In addition, if certain of our lenders experience difficulties that render them unable to fund future draws on the facilities, we may not be able to access all or a portion of these funds, which could have similar adverse consequences.

If we are unable to obtain additional capital as required, we may be unable to fund the capital outlays required for the success of our business.

If the cash that we generate from our business, together with cash that we may borrow under the ABL facility and accounts receivable securitization facility, is not sufficient to fund our capital requirements, we will require additional debt and/or equity financing. However, we may not succeed in obtaining the requisite additional financing or such financing may include terms that are not satisfactory to us. We may not be able to obtain additional debt financing as a result of prevailing interest rates or other factors, including the presence of covenants or other restrictions under the ABL facility and/or other agreements governing our debt. In the event we seek to obtain equity financing, our stockholders may experience dilution as a result of the issuance of additional equity securities. This dilution may be significant depending upon the amount of equity securities that we issue and the prices at which we issue such securities. If we are unable to obtain sufficient additional capital in the future, we may be unable to fund the capital outlays required for the success of our business, including those relating to purchasing equipment, growth plans and refinancing existing indebtedness.

Risks Related to our Strategic Transactions and Investments

Our growth strategies may be unsuccessful if we are unable to identify and complete future acquisitions and successfully integrate acquired businesses or assets.

We have historically achieved a significant portion of our growth through acquisitions and we will continue to consider potential acquisitions on a selective basis. From time to time we have also approached, or have been approached by, other public companies or large privately-held companies to explore consolidation opportunities. There can be no assurance that we will be able to identify suitable acquisition opportunities in the future or that we will be able to consummate any such transactions on terms and conditions acceptable to us.

Acquisitions entail certain risks, including:

- unrecorded liabilities of acquired companies and unidentified issues with acquired companies or acquired assets that we fail to discover during our due diligence investigations or that are not subject to indemnification or reimbursement by the seller;

- greater than expected expenses, such as the need to obtain additional debt or equity financing for any transaction;

- unfavorable accounting treatment and unexpected increases in taxes;

- adverse effects on our ability to maintain relationships with customers, employees and suppliers;

- inherent risk associated with entering a geographic area or line of business in which we have no or limited experience;

- difficulty in assimilating the operations and personnel of an acquired company, or acquired assets, within our existing operations, including the consolidation of corporate and administrative functions;

- difficulty in integrating marketing, information technology and other systems;

- difficulty in conforming standards, controls, procedures and policies, business cultures and compensation structures;

- difficulty in identifying and eliminating redundant and underperforming operations and assets;

- loss of key employees of the acquired company;

- operating inefficiencies that have a negative impact on profitability;

- impairment of goodwill or other acquisition-related intangible assets;

- failure to achieve anticipated synergies or receiving an inadequate return of capital; and

- strains on management and other personnel time and resources to evaluate, negotiate and integrate acquisitions.

Our failure to address these risks or other problems encountered in connection with any past or future acquisition could cause us to fail to realize the anticipated benefits of the acquisitions over the timeframe we expect, or at all, cause us to incur unanticipated liabilities or harm our existing operations or our business generally. In addition, if we are unable to successfully integrate our acquisitions with our existing business, we may not obtain the advantages that the acquisitions were intended to create, which may materially and adversely affect our business, results of operations, financial condition, cash flows, our ability to introduce new services and products and the market price of our stock.

We would expect to pay for any future acquisitions using cash, capital stock, net proceeds from the issuance of notes, borrowings under our credit facilities and/or assumption of indebtedness. To the extent that our existing sources of cash are not sufficient, we would expect to need additional debt or equity financing, which involves its own risks, such as the dilutive effect on shares held by our stockholders if we financed acquisitions by issuing convertible debt or equity securities, or the risks associated with debt incurrence.

If we determine that our goodwill has become impaired, we may incur impairment charges, which would negatively impact our operating results.

At December 31, 2023, we had $5.9 billion of goodwill on our consolidated balance sheet. Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations. We assess potential impairment of our goodwill at least annually. Impairment may result from significant changes in the manner of use of the acquired assets, negative industry or economic trends and/or significant underperformance relative to historic or projected operating results. For a discussion of our goodwill impairment testing, see "Critical Accounting Policies-Evaluation of Goodwill Impairment" in Part II, Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations.

Risks Related to our Securities

Our operating results may fluctuate, which could affect the trading value of our securities.

Our revenues and operating results may fluctuate from quarter to quarter or over the longer term due to a number of factors, which could adversely affect the trading value of our securities. These factors, in addition to general economic conditions and the factors discussed above under "Cautionary Statement Regarding Forward-Looking Statements", include, but are not limited to:

- the seasonal rental patterns of our customers, with rental activity tending to be lower in the winter;

- changes in the size of our rental fleet and/or in the rate at which we sell our used equipment;

- excess fleet in the equipment rental industry;

- changes in private non-residential construction spending or government funding for infrastructure and other construction projects;

- changes in demand for, or utilization of, our equipment or in the prices we charge due to changes in economic conditions, including rising inflation, competition or other factors;

- changes in customer, fleet, geographic and segment mix;

- commodity price pressures and the resultant increase in the cost of fuel and steel to our equipment suppliers, which can result in increased equipment costs for us;

- cost increases as a result of inflation;

- other cost fluctuations, such as costs for employee-related compensation and healthcare benefits;

- labor shortages and/or disputes, work stoppages or other labor difficulties;

- potential enactment of new legislation affecting our operations or labor relations;

- supply chain or other disruptions that impact our ability to obtain equipment and other supplies for our business from our key suppliers on acceptable terms or at all;

- completion of acquisitions, divestitures or recapitalizations;

- increases in interest rates and related increases in our interest expense and our debt service obligations;

- the possible need, from time to time, to record goodwill impairment charges or other write-offs or charges due to a variety of occurrences, such as the adoption of new accounting standards, the impairment of assets, rental location divestitures, dislocation in the equity and/or credit markets, consolidations or closings, restructurings, the refinancing of existing indebtedness or the buy-out of equipment leases; and

- currency risks and other risks associated with international operations.

Our common stock price has fluctuated significantly and may continue to do so in the future.

Our common stock price has fluctuated significantly and may continue to do so in the future for a number of reasons, including:

- fluctuations in the results of our operations and general conditions in the economy, our market, and the markets served by our customers;

- announcements of developments related to our business;

- market perceptions of any proposed merger or acquisition and the likelihood of our involvement in other merger and acquisition activity;

- variations in our revenues, gross margins, earnings or other financial results from investors' expectations;

- departure of key personnel;

- purchases or sales of large blocks of our stock by institutional investors or transactions by insiders;

- investor perceptions of the equipment rental industry in general and our Company in particular;

- fluctuations in the prices of oil and natural gas;

- expectations regarding our share repurchase programs;

- changes in our dividend policy; and

- the operating and stock performance of comparable companies or related industries.

In addition, prices in the stock market have been volatile over the past few years. In certain cases, the fluctuations have been unrelated to the operating performance of the affected companies. As a result, the price of our common stock could fluctuate in the future without regard to our operating performance.

We cannot guarantee that we will repurchase our common stock pursuant to our share repurchase programs or that our share repurchase programs will enhance long-term stockholder value. Share repurchases could also increase the volatility of the price of our common stock and could diminish our cash reserves.

In October 2022, our Board of Directors authorized a share repurchase program. Under the program, we are authorized to repurchase shares of common stock for an aggregate purchase price not to exceed $1.25 billion, excluding fees, commissions and other ancillary expenses. We have completed $1.0 billion of repurchases under the program as of December 31, 2023, and expect to complete the program in the first quarter of 2024. On January 24, 2024, our Board of Directors authorized a new $1.5 billion share repurchase program. We plan to begin repurchases under the new program following the planned completion of the existing $1.25 billion share repurchase program in the first quarter of 2024, and intend to purchase $1.25 billion under the new program in 2024 and then complete the program by the end of the first quarter of 2025.

Although the Board of Directors has authorized the share repurchase programs, the share repurchase programs do not obligate the Company to repurchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market and business conditions, the trading price of the Company's common stock and the nature of other investment opportunities. In August 2022, Congress passed the Inflation Reduction Act, which imposes a one percent tax on stock repurchases, subject to certain adjustments, after December 31, 2022 by publicly traded

U.S. companies, including us, which may also impact our decision to engage in share repurchases. Also, our ability to repurchase shares of stock may be limited by restrictive covenants in our debt agreements. The repurchase programs may be limited, suspended or discontinued at any time without prior notice. In addition, repurchases of our common stock pursuant to our share repurchase programs could affect our stock price and increase its volatility. The existence of a share repurchase program could cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our stock. Additionally, our share repurchase programs could diminish our cash reserves, which may impact our ability to finance future growth, to continue to pay a dividend and to pursue possible future strategic opportunities and acquisitions. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased shares of stock. Although our share repurchase programs are intended to enhance long-term stockholder value, there is no assurance that they will do so and short-term stock price fluctuations could reduce the program's effectiveness.

Our charter provisions, as well as other factors, may affect the likelihood of a takeover or change of control of the Company.

We have in place certain charter provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company that are not approved by our Board, including transactions in which our stockholders might otherwise receive a premium for their shares over then-current market prices. We are also subject to Section 203 of the Delaware General Corporation Law which, under certain circumstances, restricts the ability of a publicly held Delaware corporation to engage in a business combination, such as a merger or sale of assets, with any stockholder that, together with affiliates, owns 15 percent or more of the corporation's outstanding voting stock, which similarly could prohibit or delay the accomplishment of a change of control transaction. In addition, under each of the ABL facility and the term loan facility, a change of control (as defined in the applicable credit agreement) constitutes an event of default, entitling our lenders to terminate the ABL facility or the term loan facility, as applicable, and require us to repay outstanding borrowings. A change of control (as defined in the applicable agreement) is also a termination event under our accounts receivable securitization facility and under certain circumstances would require us to offer to repurchase our outstanding senior notes. As a result, the provisions of the agreements governing our debt also may affect the likelihood of a takeover or other change of control.

We cannot make any guarantees with respect to payment of dividends on our common stock.

The Board of Directors will regularly evaluate our capital allocation strategy and dividend policy, and any future determination to continue to pay dividends, and the amount of such dividends, will be at the discretion of the Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions, including the requirements of the agreements governing our indebtedness. No assurance can be given that cash dividends will continue to be declared and paid, and, if declared and paid, the amount of such dividends.

Operational Risks

If we are unable to collect on contracts with customers, our operating results would be adversely affected.

One of the reasons some of our customers find it more attractive to rent equipment than own that equipment is the need to deploy their capital elsewhere. However, some of our customers may have liquidity issues and ultimately may not be able to fulfill the terms of their rental agreements with us. If we are unable to manage credit risk issues adequately, or if a large number of customers have financial difficulties at the same time, our credit losses could increase above historical levels and our operating results would be adversely affected. Further, a worsening of economic conditions would be expected to result in increased delinquencies and credit losses, which could exacerbate adverse impacts on our business and operating results.

Turnover of members of our management and our ability to attract and retain key personnel may adversely affect our ability to efficiently manage our business and execute our strategy.

Our success is dependent, in part, on the experience and skills of our management team, and competition in our industry and the business world for top management talent is generally significant. Although we believe we generally have competitive pay packages, we can provide no assurance that our efforts to attract and retain our senior management staff will be successful. Moreover, in the past, we have experienced volatility in our stock price, and we may experience such volatility again in the future, which may make it more difficult and expensive to recruit and retain employees, particularly senior management, through grants of stock or stock options. This, in turn, could place greater pressure on the Company to increase the cash component of its compensation packages, which may adversely affect our operating results. If we are unable to fill and keep filled all of our senior management positions, or if we lose the services of any key member of our senior management team and are unable to find a suitable replacement in a timely fashion, we may be challenged to effectively manage our business and execute our strategy.

In addition, we must continue to identify, hire, train and retain key personnel who maintain relationships with our customers and who provide technical skills required for our Company's growth. There is a shortage of qualified personnel in these fields, and we compete with other companies for the limited pool of talent. The failure to recruit and retain necessary key personnel could cause disruption, harm our business and hamper our ability to grow our Company.

Our operational and cost reduction strategies may not generate the improvements and efficiencies we expect.

We have been pursuing a general strategy of optimizing our field operations in order to address potential labor shortages, improve servicing capabilities, improve sales force effectiveness, and focus our sales force's efforts on increasing revenues from our national account and other large customers. We also continue to pursue strategies to improve productivity. The extent to which these efforts and strategies will achieve our desired efficiencies and goals in 2024 and beyond is uncertain, as their success depends on a number of factors, some of which are beyond our control. Even if we carry out these strategies in the manner we currently expect, we may not achieve the efficiencies or savings we anticipate, or on the timetable we anticipate, and there may be unforeseen productivity, revenue or other consequences resulting from our strategies that may adversely affect us. Therefore, there can be no guarantee that our strategies will prove effective in achieving the desired level of profitability, margins or returns to stockholders.

We are dependent on our relationships with key suppliers to obtain equipment and other supplies for our business on acceptable terms.

Our centralization of equipment and non-equipment purchases has resulted in us depending on, and being exposed to, the credit risk of a group of key suppliers. While we make every effort to evaluate our counterparties prior to entering into long-term and other significant procurement contracts, we cannot predict the impact on our suppliers of the economic environment and other developments in their respective businesses. Insolvency, financial difficulties or other factors may result in our suppliers not being able to fulfill the terms of their agreements with us. Further, such factors may render suppliers unwilling to extend contracts that provide favorable terms to us, or may force them to seek to renegotiate existing contracts with us. The termination of our relationship with any of our key suppliers could have a material adverse effect on our business, financial condition or results of operations in the unlikely event that we were unable to obtain adequate equipment or supplies from other sources in a timely manner, at a reasonable cost or at all.

Disruptions in our supply chain could result in adverse effects on our results of operations and financial performance.

Supply chain disruptions could impact our ability to obtain equipment and other supplies for our business from our key suppliers on acceptable terms or at all. To date, our supply chain disruptions have been limited, but we may experience more severe supply chain disruptions in the future or supplier inability to manufacture or deliver equipment or parts. Any suspension or delay in our suppliers' ability to provide us adequate equipment or supplies, or in our ability to procure equipment or supplies from other sources in a timely manner or at all, could impair our ability to meet customer demand and therefore could have a material adverse effect on our business, financial condition or results of operations.

If our rental fleet ages, our operating costs may increase, we may be unable to pass along such costs, and our earnings may decrease. The costs of new equipment we use in our fleet have increased, and may continue to increase, requiring us to spend more for replacement equipment or preventing us from procuring equipment on a timely basis.

If our rental equipment ages, the costs of maintaining such equipment, if not replaced within a certain period of time, will likely increase. The costs of maintenance may materially increase in the future and could lead to material adverse effects on our results of operations.

The cost of new equipment for use in our rental fleet has increased, and could continue to increase in the future, due to increased material costs for our suppliers (including tariffs on raw materials) or other factors beyond our control. Such increases could materially adversely impact our financial condition and results of operations in future periods. Furthermore, changes in customer demand could cause certain of our existing equipment to become obsolete and require us to purchase new equipment at increased costs.

Disruptions in our information technology systems or a compromise of security with respect to our systems could adversely affect our operating results by limiting our ability to effectively monitor and control our operations, adjust to changing market conditions, implement strategic initiatives or support our online ordering system.

We rely on our information technology systems to be able to monitor and control our operations, adjust to changing market conditions, implement strategic initiatives and support our online ordering system. Any disruptions in these systems or the failure of these systems to operate as expected have in the past adversely affected, and could in the future adversely affect, our ability to access and use certain applications and could, depending on the nature and magnitude of the problem, adversely affect our operating results by limiting our ability to effectively monitor and control our operations, adjust to changing market conditions, implement strategic initiatives and service online orders. Although such disruptions and failures have not been material to date, we cannot guarantee that they will not be material in the future. In addition, the security measures we employ to protect our systems have in the past not detected or prevented, and may in the future not detect or prevent, all attempts to hack our systems, denial-of-service attacks, viruses, malicious software (malware), employee error or malfeasance, phishing attacks, security breaches, disruptions during the process of upgrading or replacing computer software or hardware or integrating systems of acquired businesses or assets or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by the sites, networks and systems that we otherwise maintain, which include cloud-based networks and data center storage.

We have, from time to time, experienced threats to and breaches of our data and systems, including malware and computer virus attacks. We are continuously developing and enhancing our controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage, or unauthorized access. This continued development and enhancement requires us to expend significant resources. However, we may not anticipate or combat all types of future attacks until after they have been launched. If any of these breaches of security occur or are anticipated in the future, we could be required to expend additional capital and other resources, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Our response to attacks, and our investments in our technology and our controls, processes and practices, may not be sufficient to shield us from significant losses or liability. Further, given the increasing sophistication of bad actors and complexity of the techniques used to obtain unauthorized access or disable systems, a breach or attack could potentially persist for an extended period of time before being detected. As a result, we may not be able to anticipate the attack or respond adequately or timely, and the extent of a particular incident, and the steps that we may need to take to investigate the incident, may not be immediately clear. It could take a significant amount of time before an investigation can be completed and full, reliable information about the incident becomes known. During an investigation, it is possible we may not necessarily know the extent of the harm or how to remediate it, which could further adversely impact us, and new regulations could result in us being required to disclose information about a material cybersecurity incident before it has been mitigated or resolved, or even fully investigated. We also face cybersecurity risks due to our reliance on internet technology and hybrid work arrangements, which could strain our technology resources or create additional opportunities for cybercriminals to exploit vulnerabilities.

In addition, because our systems sometimes contain information about individuals and businesses, our failure to appropriately maintain the security of the data we hold, whether as a result of our own error or the malfeasance or errors of others, have led, and could in the future lead, to disruptions in our online ordering system or other data systems, and could lead to unauthorized release of confidential or otherwise protected information or corruption of data. Our failure to appropriately maintain the security of the data we hold could also violate applicable privacy, data security and other laws and subject us to lawsuits, fines and other means of regulatory enforcement. Regulators have been imposing new data privacy and security requirements, including new and greater monetary fines for privacy violations. For example, the European Union's ("EU") General Data Protection Regulation (Regulation (EU) 2016/679) (the "GDPR") has stringent data protection requirements and provides for significant penalties. Non-compliance with the GDPR could lead to lower revenues, increased costs (including fines, which could be significant) and other material adverse effects on our results of operations. In addition, countries such as the United Kingdom (the "UK") have implemented the GDPR through their own legislation. Other countries, including the U.S., have proposed or adopted their own data protection legislation. These laws and regulations are broad in scope and subject to evolving interpretations and increasing enforcement, and we have incurred costs to monitor compliance and have altered our practices, and may have to do so again in the future. Moreover, certain new and existing data privacy laws and regulations could diverge and conflict with each other in certain respects, which makes compliance increasingly difficult. Complying with new regulatory requirements has in the past required, and could in the future require, us to incur substantial expenses or require us to change our business practices, either of which could harm our business. As regulators have become increasingly focused on information security, data collection and use and privacy, we may be required to devote significant additional resources to modify and enhance our information security controls and to identify and remediate vulnerabilities, which could adversely impact our results of operations and profitability.

Any compromise or breach of our systems could result in adverse publicity, harm our reputation, lead to claims against us and affect our relationships with our customers and employees, any of which could have a material adverse effect on our business. Certain of our software applications are also utilized by third parties who provide outsourced administrative functions, which may increase the risk of a cybersecurity incident. Although we maintain insurance coverage for various cybersecurity risks, there can be no guarantee that all costs or losses incurred will be fully insured.

Climate change, climate change regulations and greenhouse effects may materially adversely impact our operations and markets.

Climate change and its association with greenhouse gas emissions is receiving increased attention from the scientific and political communities. The U.S. federal government, certain U.S. states and certain other countries and regions have adopted or are considering legislation or regulation imposing overall caps or taxes on greenhouse gas emissions from certain sectors or facility categories. Such new laws or regulations, or stricter enforcement of existing laws and regulations, could increase the costs of operating our businesses, reduce the demand for our products and services and impact the prices we charge our customers, any or all of which could adversely affect our results of operations. Failure to comply with any legislation or regulation could potentially result in substantial fines, criminal sanctions or operational changes. Moreover, even without such legislation or regulation, the perspectives of our customers, stockholders, employees and other stakeholders regarding climate change are continuing to evolve, and increased awareness of, or any adverse publicity regarding, the effects of greenhouse gases could harm our reputation or reduce customer demand for our products and services.

Additionally, as severe weather events become increasingly common, our or our customers' operations may be disrupted, which could result in increased operational costs or reduced demand for our products and services, and climate change may also reduce the availability or increase the cost of insurance for weather-related events. In addition, climate change may impact the global economy, including as a result of disruptions to supply chains. While we have invested in the administration of programs and physical loss prevention improvements to mitigate the risk of natural disasters causing disruption to our ability to serve our customers and communities in times of need, extended periods of disruptions could have an adverse effect on our results of operations. We anticipate that climate change-related risks will increase over time.

We are subject to risks related to our ability to meet our environmental and social goals, including our greenhouse gas intensity reduction goal.

Although we have announced environmental and social goals, including our greenhouse gas intensity reduction goal, our efforts to provide more low- and zero-emissions equipment to our customers and our efforts to provide customers with tools to monitor and manage their environmental impacts, there can be no assurance that our shareholders and other stakeholders will agree with our goals and strategies or be satisfied with our efforts to attain such goals. Moreover, any perception, whether or not valid, that we have failed to act responsibly with respect to such matters, failed to achieve our goals or failed to effectively respond to new or additional legal or regulatory requirements regarding climate change, could adversely affect our business and reputation. Execution of our environmental and social goals is subject to numerous risks and uncertainties, many of which are outside of our control, including, but not limited to, our ability to achieve our goals within the expected timeframes and the currently projected cost ranges; the availability and cost of renewable energy; the availability and cost of low- and zero-emissions equipment and vehicles for our rental fleet; the availability and cost of low- and zero-emissions vehicles for our sales, service and delivery non-rental fleet; compliance with global and regional regulations, taxes, charges, mandates or requirements relating to greenhouse gas emissions, carbon costs or climate-related goals; adapting products to customer preferences and customer acceptance of low- and zero-emissions equipment; the accuracy of the assumptions used to estimate customers' emissions in our emissions tracking tool in Total Control®; and the actions of competitors and competitive pressures. As a result, there is no assurance that we will be able to successfully achieve our environmental and social goals, which could damage our reputation and customer and other stakeholder relationships and have an adverse effect on our business, results of operations and financial condition.

Our growing specialty reportable segment, as well as our tools and onsite services offerings, presents new and expanded risks, which may increase as we engage in new activities and provide new services.

Our specialty reportable segment has accounted for an increasing portion of our business and revenues in recent years. Specialty segment revenues constituted 25.4 percent of our revenues for the year ended December 31, 2023, as compared to 7.3 percent of our revenues for the year ended December 31, 2013. In connection with the expansion of the specialty segment, we have expanded the scope of services we provide to clients; for example, we advise clients on the compatibility of our equipment with various applications, collaborate and consult with clients on certain aspects of civil construction projects, design and erect scaffolding, and design electrical pump systems. To the extent we engage in those and other similar activities, we have faced, and will continue to face, increased legal, reputational and operational risks. These new or expanded business activities also expose us to new or different types of risks, including risks related to spills, unauthorized use of equipment, system failure, ineffectiveness of the solutions and products we provide, and hazardous material issues and interference. We have been, and may in the future be, subject to various claims in connection with these activities and services, and the associated risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time, particularly as we engage in new business activities where we do not have historical experience. Although we have insurance to protect ourselves against claims in connection with these activities, we cannot guarantee that any insurance coverage will be sufficient or that we will continue to be able to obtain such coverage at reasonable rates or at all. See also "We are exposed to a variety of claims relating to our business, and our insurance may not fully cover them."

Our rental fleet is subject to residual value risk upon disposition, and may not sell at the prices or in the quantities we expect.

The market value of any given piece of rental equipment could be less than its depreciated value at the time it is sold. The market value of used rental equipment depends on several factors, including:

- the market price for new equipment of a like kind;

- wear and tear on the equipment relative to its age and the performance of preventive maintenance;

- the time of year that it is sold;

- the supply of used equipment on the market;

- the existence and capacities of different sales outlets;

- the age of the equipment at the time it is sold;

- worldwide and domestic demand for used equipment; and

- general economic conditions.

We include in income from operations the difference between the sales price and the depreciated value of an item of equipment sold. Changes in our assumptions regarding depreciation could change our depreciation expense, as well as the gain or loss realized upon disposal of equipment. Sales of our used rental equipment at prices that fall significantly below our projections and/or in lesser quantities than we anticipate will have a negative impact on our results of operations and cash flows.

We have operations outside the United States, in Canada, Europe, Australia and New Zealand. As a result, we may incur losses from the impact of foreign currency fluctuations and have higher costs than we otherwise would have due to the need to comply with foreign laws.

Our operations in Canada, Europe, Australia and New Zealand are subject to the risks normally associated with international operations. These include (i) the need to convert currencies, which could result in a gain or loss depending on fluctuations in exchange rates and (ii) the need to comply with foreign laws and regulations, as well as U.S. laws and regulations, applicable to our operations in foreign jurisdictions. Changes in such laws or regulations, or any material failure to comply with any applicable laws or regulations, can increase our costs, affect our reputation, limit our business, drain management time and attention and otherwise impact our operations in adverse ways. In addition, laws or regulations or the interpretations thereof can conflict among jurisdictions, and compliance in one jurisdiction could result in legal or reputational risks in another jurisdiction. See Item 7A—Quantitative and Qualitative Disclosures About Market Risk for additional information related to currency exchange risk.

We have a holding company structure and depend in part on distributions from our subsidiaries to pay amounts due on our indebtedness. Certain provisions of law or contractual restrictions could limit distributions from our subsidiaries.

We derive substantially all of our operating income from, and hold substantially all of our assets through, our subsidiaries. The effect of this structure is that we depend in part on the earnings of our subsidiaries, and the payment or other distribution to us of these earnings, to meet our obligations under our outstanding debt. Provisions of law, such as those requiring that dividends be paid only from surplus, could limit the ability of our subsidiaries to make payments or other distributions to us. Furthermore, these subsidiaries could in certain circumstances agree to contractual restrictions on their ability to make distributions. Distributions from our subsidiaries may also be limited by restrictive covenants in our debt agreements.

Legal and Regulatory Risks

We are exposed to a variety of claims relating to our business, and our insurance may not fully cover them.

In the ordinary course of our business operations, we are exposed to a variety of potential claims. These claims include those relating to personal injuries or property damage arising from: (i) the use and/or operation of our rented or sold equipment, (ii) motor vehicle accidents involving our vehicles and our employees and (iii) employment-related claims. Currently, we carry a broad range of insurance for the protection of our assets and operations. However, such insurance may not fully cover these claims for a number of reasons, including:

- our insurance policies, reflecting a program structure that we believe reflects market conditions for companies of our size, are often subject to significant deductibles or self-insured retentions;

- our director and officer liability insurance policy has no deductible for individual non-indemnifiable loss, but is subject to a deductible for company reimbursement coverage;

- we do not currently maintain Company-wide stand-alone first party coverage for environmental liability (other than legally required and third party site pollution coverage), since we believe the cost for such coverage is high relative to the benefit it provides; and

- certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits, might not be covered by our insurance.

We establish and evaluate our loss reserves on a semi-annual basis to address casualty claims, or portions thereof, not covered by our insurance policies. To the extent that we are subject to a higher frequency of claims, are subject to more serious claims or insurance coverage is not available, we could have to significantly increase our reserves, and our liquidity and operating results could be materially and adversely affected. It is also possible that some or all of the insurance that is currently available to us will not be available in the future on economically reasonable terms or at all.

We are subject to numerous environmental and safety regulations. If we are required to incur compliance or remediation costs that are not currently anticipated, our liquidity and operating results could be materially and adversely affected.

Our operations are subject to numerous laws and regulations governing environmental protection and occupational health and safety matters. These laws regulate issues such as wastewater, storm water, solid and hazardous waste, storage of hazardous materials, and air quality. Under these laws, we may be liable for, among other things: (i) the costs of investigating and remediating any contamination at our sites as well as sites to which we send hazardous waste for disposal or treatment, regardless of fault; and (ii) fines and penalties for non-compliance. While our operations generally do not raise significant environmental risks, we use hazardous materials to clean and maintain equipment, dispose of solid and hazardous waste and wastewater from equipment washing, and store and dispense petroleum products from above-ground storage tanks located at certain of our locations.

We cannot be certain as to the potential financial impact on our business if new adverse environmental conditions are discovered. If we are required to incur environmental compliance or remediation costs that are not currently anticipated, our liquidity and operating results could be materially and adversely affected, depending on the magnitude of such costs. In addition, as environmental and safety regulations have tended to become stricter, we could incur additional costs in complying with requirements that are promulgated in the future. These include climate change regulation, which could materially affect our operating results through increased compliance costs.

We have operations throughout the United States, which exposes us to multiple state and local regulations, in addition to federal law and requirements as a government contractor. Changes in applicable law, regulations or requirements, or our material failure to comply with any of them, can increase our costs and have other negative impacts on our business.

Our 1,357 branch locations in the United States are located in 49 states, and Puerto Rico, which exposes us to a host of different state and local regulations, in addition to federal law and regulatory and contractual requirements we face as a government contractor. These laws and requirements address multiple aspects of our operations, such as employee safety, consumer rights, privacy, employee benefits and more. In addition, there are often different and potentially conflicting requirements in different jurisdictions. Changes in these requirements, or any material failure by our branches to comply with them, can increase our costs, affect our reputation, limit our business, drain management time and attention and otherwise impact our operations in adverse ways.

Our collective bargaining agreements and our relationship with our union-represented employees could disrupt our ability to serve our customers, lead to higher labor costs or the payment of withdrawal liability.

We currently have approximately 1,800 employees who are represented by unions and covered by collective bargaining agreements and approximately 24,500 employees who are not represented by unions. Various unions occasionally seek to organize certain of our nonunion employees. Union organizing efforts or collective bargaining negotiations could potentially lead to work stoppages and/or slowdowns or strikes by certain of our employees, which could adversely affect our ability to serve our customers. Further, settlement of actual or threatened labor disputes or an increase in the number of our employees covered by collective bargaining agreements can have unknown effects on our labor costs, productivity and flexibility.

Under the collective bargaining agreements that we have signed, we are obligated to contribute to several multiemployer pension plans on behalf of some of our unionized employees. A multiemployer pension plan is a plan that covers the union-represented workers of various unrelated companies. Under the Employee Retirement Income Security Act, a contributing employer to an underfunded multiemployer plan is liable, generally upon withdrawal from a plan, for its proportionate share of the plan's unfunded vested liability. We currently have no intention of withdrawing from any multiemployer plan. However, there can be no assurance that we will not withdraw from one or more multiemployer plans in the future and be required to pay material amounts of withdrawal liability if one or more of those plans are underfunded at the time of withdrawal.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

We have a cross-departmental approach to addressing cybersecurity risk, including input from employees and our Board of Directors (the "Board"). The Board, Audit Committee, senior management and the Enterprise Risk Management Council (a taskforce comprised of senior representatives from primary corporate functions as well as senior representatives from field operations) devote significant resources to cybersecurity and risk management processes to adapt to the changing cybersecurity landscape and respond to emerging threats in a timely and effective manner. Our cybersecurity risk management program leverages the National Institute of Standards and Technology (NIST) framework, which organizes cybersecurity risks into five categories: identify, protect, detect, respond and recover. We regularly assess the threat landscape and take a holistic view of cybersecurity risks, with a layered cybersecurity strategy based on prevention, detection and mitigation. Our information technology (IT) security team reviews enterprise risk management-level cybersecurity risks annually, and key cybersecurity risks are incorporated into the Enterprise Risk Management Council's framework. In addition, we have a set of Company-wide policies and procedures concerning cybersecurity matters, which include an IT security manual as well as other policies that directly or indirectly relate to cybersecurity, such as policies related to encryption standards, antivirus protection, remote access, multifactor authentication, confidential information and the use of the internet, social media, email and wireless devices. These policies go through an internal review process and are approved by appropriate members of management.

The Company's Chief Information Officer is responsible for developing and implementing our information security program and reporting on cybersecurity matters to the Board. Our Chief Information Officer has over a decade of experience leading cyber security oversight, and others on our IT security team have cybersecurity experience or certifications, such as the Certified Information Systems Security Professional certification. We view cybersecurity as a shared responsibility, and we periodically perform simulations and tabletop exercises at a management level and incorporate external resources and advisors as needed. All employees are required to complete cybersecurity trainings at least once every three years and have access to more frequent cybersecurity trainings through online trainings. We also require employees in certain roles to complete additional role-based, specialized cybersecurity trainings.

We have continued to expand investments in IT security, including additional end-user training, using layered defenses, identifying and protecting critical assets, strengthening monitoring and alerting, and engaging experts. We regularly test defenses by performing simulations and drills at both a technical level (including through penetration tests) and by reviewing our operational policies and procedures with third-party experts. At the management level, our IT security team regularly monitors alerts and meets to discuss threat levels, trends and remediation. The team also prepares a monthly cyber scorecard, regularly collects data on cybersecurity threats and risk areas and conducts an annual risk assessment. Further, we conduct periodic external penetration tests, red team testing and maturity testing to assess our processes and procedures and the threat landscape. These tests and assessments are useful tools for maintaining a robust cybersecurity program to protect our investors, customers, employees, vendors, and intellectual property. In addition to assessing our own cybersecurity preparedness, we also consider and evaluate cybersecurity risks associated with use of third-party service providers. Our Internal Audit team conducts an annual review of third-party hosted applications with a specific focus on any sensitive data shared with third parties. The internal business owners of the hosted applications are required to document user access reviews at least annually and provide from the vendor a System and Organization Controls (SOC) 1 or SOC 2 report. If a third-party vendor is not able to provide a SOC 1 or SOC 2 report, we take additional steps to assess their cybersecurity preparedness and assess our relationship on that basis. Our assessment of risks associated with use of third-party providers is part of our overall cybersecurity risk management framework.

The Audit Committee and the full Board actively participate in discussions with management and amongst themselves regarding cybersecurity risks. The Audit Committee performs an annual review of the Company's cybersecurity program, which includes discussion of management's actions to identify and detect threats, as well as planned actions in the event of a response or recovery situation. The Audit Committee's annual review also includes review of recent enhancements to the Company's defenses and management's progress on its cybersecurity strategic roadmap. In addition, the Board receives quarterly cybersecurity reports, which include a review of key performance indicators, test results and related remediation, and recent threats and how the Company is managing those threats. Further, at least annually, the Board receives updates on the Company's Crisis Management Plan, which covers, among other things, potential cybersecurity incidents, data privacy and its compliance programs. To aid the Board with its cybersecurity and data privacy oversight responsibilities, the Board periodically hosts experts for presentations on these topics. For example, in 2022, the Board hosted an expert to discuss developments in the cybersecurity threat landscape and speakers who discussed digital, technology and innovation trends across industries.

We face a number of cybersecurity risks in connection with our business. Although such risks have not materially affected us, including our business strategy, results of operations or financial condition, to date, we have, from time to time, experienced threats to and breaches of our data and systems, including malware and computer virus attacks. For more information about the cybersecurity risks we face, see the risk factor entitled "Disruptions in our information technology systems or a compromise of security with respect to our systems could adversely affect our operating results by limiting our ability to effectively monitor and control our operations, adjust to changing market conditions, implement strategic initiatives or support our online ordering system" in Item 1A- Risk Factors.

Item 2.   **Properties**

As of January 1, 2024, we operated 1,584 rental locations. 1,357 of these locations are in the United States, 147 are in Canada, 38 are in Europe and 42 are in our Asia-Pacific network (which is comprised of our locations in Australia and New Zealand). The number of locations in each state, territory, province or country is shown in the table below, as is the number of locations that are in our general rentals (GR) and specialty (S) segments.

United States

- Alabama (GR 30, S 9)
- Alaska (GR 2)
- Arizona (GR 19, S 9)
- Arkansas (GR 13, S 3)
- California (GR 94, S 41)
- Colorado (GR 18, S 5)
- Connecticut (GR 7, S 3)
- Delaware (GR 3)
- Florida (GR 55, S 34)
- Georgia (GR 39, S 13)
- Idaho (GR 6, S 2)
- Illinois (GR 18, S 10)
- Indiana (GR 10, S 5)
- Iowa (GR 11, S 4)
- Kansas (GR 16, S 5)
- Kentucky (GR 14, S 5)
- Louisiana (GR 43, S 15)

- Maine (GR 4)
- Maryland (GR 16, S 8)
- Massachusetts (GR 17, S 5)
- Michigan (GR 11, S 7)
- Minnesota (GR 12, S 5)
- Mississippi (GR 14, S 1)
- Missouri (GR 23, S 7)
- Montana (GR 2)
- Nebraska (GR 5, S 1)
- Nevada (GR 17, S 6)
- New Hampshire (GR 1, S 2)
- New Jersey (GR 14, S 10)
- New Mexico (GR 10, S 3)
- New York (GR 25, S 5)
- North Carolina (GR 34, S 14)
- North Dakota (GR 5)
- Ohio (GR 24, S 16)

- Oklahoma (GR 27, S 8)
- Oregon (GR 12, S 6)
- Pennsylvania (GR 23, S 8)
- Puerto Rico (GR 2)
- Rhode Island (GR 2)
- South Carolina (GR 27, S 10)
- South Dakota (GR 2)
- Tennessee (GR 31, S 13)
- Texas (GR 126, S 47)
- Utah (GR 10, S 5)
- Vermont (GR 2, S 1)
- Virginia (GR 27, S 14)
- Washington (GR 26, S 10)
- West Virginia (GR 8, S 3)
- Wisconsin (GR 11, S 6)
- Wyoming (GR 5)

Canada

- Alberta (GR 25, S 11)
- British Columbia (GR 24, S 5)
- Manitoba (GR 5)
- New Brunswick (GR 5, S 1)
- Newfoundland (GR 5)
- Nova Scotia (GR 4, S 1)
- Ontario (GR 30, S 8)
- Prince Edward Island (GR 1)
- Quebec (GR 9, S 4)
- Saskatchewan (GR 7, S 2)

Europe

- Belgium (S 7)
- France (S 6)
- Germany (S 7)
- Netherlands (S 15)
- United Kingdom (S 3)

Asia-Pacific

- Australia (S 23)
- New Zealand (S 19)

Our branch locations generally include facilities for displaying equipment and, depending on the location, may include separate areas for equipment service, storage and displaying contractor supplies. We own 131 of our branch locations and lease the other branch locations. We also lease or own other premises used for purposes such as district and regional offices and service centers.

We have a fleet of approximately 16,400 vehicles. These vehicles are used for delivery, maintenance, management and sales functions. Approximately 40 percent of this fleet is leased and the balance is owned.

Our corporate headquarters are located in Stamford, Connecticut, where we occupy approximately 47,000 square feet under a lease that expires in 2030. Additionally, we maintain other corporate facilities, including in Shelton, Connecticut, where we occupy approximately 12,000 square feet under a lease that expires in 2025, and in Scottsdale, Arizona, where we occupy approximately 20,000 square feet under a lease that expires in 2029. Further, we maintain a shared-service facility in Charlotte, North Carolina, where we occupy approximately 100,000 square feet under a lease that expires in 2031.

Item 3.   Legal Proceedings

A description of legal proceedings can be found in note 15 to our consolidated financial statements, included in this report at Item 8—Financial Statements and Supplementary Data, and is incorporated by reference into this Item 3.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Holdings' common stock trades on the New York Stock Exchange under the symbol "URI." As of January 1, 2024, there were 65 holders of record of our common stock. The number of beneficial owners is substantially greater than the number of record holders because a large portion of our common stock is held of record in broker "street names."

Purchases of Equity Securities by the Issuer

The following table provides information about acquisitions of Holdings' common stock by Holdings during the fourth quarter of 2023:

Period	Total Number of Shares Purchased		Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Dollar Amount of Shares That May Yet Be Purchased Under the Program (2)
October 1, 2023 to October 31, 2023	239,659	(1) $	425.60	209,252	
November 1, 2023 to November 30, 2023	93,261	(1) $	455.84	92,643	
December 1, 2023 to December 31, 2023	216,983	(1) $	554.06	215,296	
Total	**549,903**	**$**	**481.42**	**$ 517,191**	**$ 250,000,148**

(1)   In October 2023, November 2023 and December 2023, 30,407, 618 and 1,687 shares, respectively, were withheld by Holdings to satisfy tax withholding obligations upon the vesting of restricted stock unit awards. These shares were not acquired pursuant to any repurchase plan or program.

(2)   On October 24, 2022, our Board of Directors authorized a $1.25 billion share repurchase program. We expect to complete the program in the first quarter of 2024. On January 24, 2024, our Board of Directors authorized a new $1.5 billion share repurchase program. We plan to begin repurchases under the new program following the planned completion of the existing $1.25 billion share repurchase program in the first quarter of 2024, and intend to purchase $1.25 billion under the new program in 2024 and then complete the program by the end of the first quarter of 2025. The amount in the table above reflects the remaining authorization as of December 31, 2023 under the current $1.25 billion share repurchase program.

Equity Compensation Plans

For information regarding equity compensation plans, see Item 12 of this annual report on Form 10-K.

Item 6.   Selected Financial Data

Not applicable.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations (dollars in millions, except per share data and unless otherwise indicated)

We have omitted discussions comparing 2022 and 2021 results, as such disclosures were included in our Annual Report on Form 10-K for the year ended December 31, 2022.

Global Economic Conditions

Our operations are impacted by global economic conditions, including inflation, increased interest rates and supply chain constraints, and we take actions to modify our plans to address such economic conditions. In 2022, for example, we intentionally held back on sales of rental equipment to ensure we had sufficient rental capacity for our customers. To date, our supply chain disruptions have been limited, but we may experience more severe supply chain disruptions in the future. Interest rates on our debt instruments have increased recently. For example, in November 2022, URNA issued $1.5 billion aggregate principal amount of senior secured notes at a 6 percent interest rate, while URNA's immediately prior issuance in August 2021 of $750 aggregate principal amount of senior unsecured notes was at a 3 ¾ percent interest rate. Additionally, the weighted average interest rates on our variable debt instruments were 6.3 percent in 2023 and 3.3 percent in 2022. We have experienced and are continuing to experience inflationary pressures. A portion of inflationary cost increases is passed on to customers. The most significant cost increases that are passed on to customers are for fuel and delivery, and there are other costs for which the pass through to customers is less direct, such as repairs and maintenance, and labor. The impact of inflation and increased interest rates may continue to be significant in the future.

We also continue to monitor any developments relating to the coronavirus ("COVID-19"). The health and safety of our employees and customers has been, and remains, our top priority, and we also implemented a detailed COVID-19 response plan, which we believe helped mitigate the impact of COVID-19 on our results. The COVID-19 impact on our business was most pronounced in 2020, and activity across our end-markets began to recover in 2021. Our Annual Report on Form 10-K for the year ended December 31, 2020 and our Quarterly Reports on Form 10-Q filed in 2021 and 2020 include detailed disclosures addressing the COVID-19 impact on our business.

We continue to assess the economic environment in which we operate and any developments relating to COVID-19, and take appropriate actions to address the economic and other challenges we face. See "Item 1. Business-Industry Overview and Economic Outlook" for a discussion of our end-markets, and Item 1A- Risk Factors for further discussion of the risks related to us and our business.

Executive Overview

We are the largest equipment rental company in the world, with an integrated network of 1,584 rental locations. We primarily operate in the United States and Canada, and have a limited presence in Europe, Australia and New Zealand (see Item 2—Properties for further detail). Although the equipment rental industry is highly fragmented and diverse, we believe that we are well positioned to take advantage of this environment because, as a larger company, we have more extensive resources and certain competitive advantages. These include a fleet of rental equipment with a total original equipment cost ("OEC") of $20.7 billion, and a North American branch network that operates in 49 U.S. states and every Canadian province, and serves 99 of the 100 largest metropolitan areas in the U.S. Our size also gives us greater purchasing power, the ability to provide customers with a broader range of equipment and services, the ability to provide customers with equipment that is more consistently well-maintained and therefore more productive and reliable, and the ability to enhance the earning potential of our assets by transferring equipment among branches to satisfy customer needs.

We offer approximately 4,800 classes of equipment for rent to a diverse customer base that includes construction and industrial companies, manufacturers, utilities, municipalities, homeowners and government entities. Our revenues are derived from the following sources: equipment rentals, sales of rental equipment, sales of new equipment, contractor supplies sales and service and other revenues. In 2023, equipment rental revenues represented 84 percent of our total revenues.

For the past several years, as we continued to manage the impact of COVID-19, we executed a strategy focused on improving the profitability of our core equipment rental business through revenue growth, margin expansion and operational efficiencies. In particular, we have focused on customer segmentation, customer service differentiation, rate management, fleet management and operational efficiency. Our general strategy focuses on profitability and return on invested capital, and, in particular, calls for:

- *A consistently superior standard of service to customers*, often provided through a single lead contact who can coordinate the cross-selling of the various services we offer throughout our network. We utilize a proprietary software application, Total Control®, which provides our key customers with a single in-house software application that enables them to monitor and manage all their equipment needs. Total Control® is a unique customer offering that enables us to develop strong, long-term relationships with our larger customers. Our digital capabilities, including our Total Control® platform, allow our sales teams to provide contactless end-to-end customer service;

- *The further optimization of our customer mix and fleet mix, with a dual objective*: to enhance our performance in serving our current customer base, and to focus on the accounts and customer types that are best suited to our strategy for profitable growth. We believe these efforts will lead to even better service of our target accounts, primarily large construction and industrial customers, as well as select local contractors. Our fleet team's analyses are aligned with these objectives to identify trends in equipment categories and define action plans that can generate improved returns;

- *A continued focus on "Lean" management techniques, including kaizen processes focused on continuous improvement*. We have a dedicated team responsible for reducing waste in our operational processes, with the objectives of: condensing the cycle time associated with preparing equipment for rent; optimizing our resources for delivery and pickup of equipment; improving the effectiveness and efficiency of our repair and maintenance operations; and implementing customer service best practices;

- *The continued expansion and cross-selling of adjacent specialty and services products, which enables us to provide a "one-stop" shop for our customers*. We believe that the expansion of our specialty business, as exhibited by our acquisition of General Finance Corporation ("General Finance") in May 2021, as well as our tools and onsite services offerings, will further position United Rentals as a single source provider of total jobsite solutions through our extensive product and service resources and technology offerings; and

- *The pursuit of strategic acquisitions to continue to expand our core equipment rental business,* as exhibited by our recently completed acquisition of assets of Ahern Rentals, Inc. ("Ahern Rentals"), which is discussed in note 4 to the consolidated financial statements. Strategic acquisitions allow us to invest our capital to expand our business, further driving our ability to accomplish our strategic goals. .

As discussed below, fleet productivity is a comprehensive metric that reflects the combined impact of changes in rental rates, time utilization, and mix that contribute to the variance in owned equipment rental revenue. For the full year 2023:

- Equipment rentals increased 19.3 percent year-over-year, including the impact of the Ahern Rentals acquisition that was completed in December 2022, which is discussed in note 4 to the consolidated financial statements. On a pro forma basis including the standalone, pre-acquisition results of Ahern Rentals, equipment rentals increased 11.3 percent year-over-year;

- Average OEC increased 21.9 percent year-over-year, including the impact of the Ahern Rentals acquisitions. On the pro forma basis, average OEC increased 10.4 percent year-over-year;

- Fleet productivity decreased 0.7 percent. On the pro forma basis, fleet productivity increased 2.8 percent; and

- 67 percent of equipment rental revenue was derived from key accounts. Key accounts are each managed by a single point of contact to enhance customer service.

Financial Overview

Prior to taking actions pertaining to our financial flexibility and liquidity, we assess our available sources and anticipated uses of cash, including, with respect to sources, cash generated from operations and from the sale of rental equipment. In 2023, we took the following actions to improve our financial flexibility and liquidity, and to position us to invest the necessary capital in our business (see note 12 to the consolidated financial statements for further discussion of our debt instruments):

- Amended our accounts receivable securitization facility, primarily to increase the size of the facility from $1.1 billion to $1.3 billion. The facility expires in June 2024 and may be extended on a 364-day basis by mutual agreement with the purchasers under the facility; and

- Amended and extended our uncommitted repurchase facility, pursuant to which we may obtain short-term financing in an amount up to $100. The facility expires in June 2024 and may be further extended by the mutual consent of the parties to the repurchase facility agreement.

As of December 31, 2023, we had available liquidity of $3.330 billion, comprised of cash and cash equivalents, and availability under the ABL and accounts receivable securitization facilities.

In October 2022, our Board of Directors authorized a $1.25 billion share repurchase program. This program was paused through the initial phase of the integration of the Ahern Rentals acquisition, and repurchases began in the first quarter of 2023. We repurchased $1.00 billion under the program in 2023 and expect to complete the program in the first quarter of 2024. On January 24, 2024, our Board of Directors authorized a new $1.5 billion share repurchase program. We plan to begin repurchases under the new program following the planned completion of the existing $1.25 billion share repurchase program in the first quarter of 2024, and intend to purchase $1.25 billion under the new program in 2024 and then complete the program by the end of the first quarter of 2025. A 1 percent excise tax is imposed on "net repurchases" (certain purchases minus certain issuances) of common stock. The repurchases above, as well as the total program sizes, do not include the excise tax, which totaled $8 in 2023.

Our Board of Directors also approved our first-ever quarterly dividend program in January 2023, and the first dividend under the program was paid in February 2023. We did not pay any dividends prior to 2023, and in 2023, we paid dividends totaling $406 ($5.92 per share, which equates to a quarterly dividend per share of $1.48). On January 24, 2024, our Board of Directors declared a quarterly dividend of $1.63 per share, payable on February 28, 2024 to stockholders of record on February 14, 2024.

Net income. Net income and diluted earnings per share for each of the three years in the period ended December 31, 2023 are presented below.

	Year Ended December 31,					
	2023		**2022**		**2021**	
Net income	$	2,424	$	2,105	$	1,386
Diluted earnings per share	$	35.28	$	29.65	$	19.04

Net income and diluted earnings per share for each of the three years in the period ended December 31, 2023 include the after-tax impacts of the items below. The tax rates applied to the items below reflect the statutory rates in the applicable entities.

	Year Ended December 31,					
	2023		**2022**		**2021**	
Tax rate applied to items below	25.3 %		25.3 %		25.3 %	
	Contribution to net income (after-tax)	**Impact on diluted earnings per share**	**Contribution to net income (after-tax)**	**Impact on diluted earnings per share**	**Contribution to net income (after-tax)**	**Impact on diluted earnings per share**
Merger related costs (1)	$ —	$ —	$ —	$ —	$ (2)	$ (0.03)
Merger related intangible asset amortization (2)	(160)	(2.33)	(126)	(1.79)	(143)	(1.98)
Impact on depreciation related to acquired fleet and property and equipment (3)	(113)	(1.65)	(40)	(0.56)	(12)	(0.16)
Impact of the fair value mark-up of acquired fleet (4)	(81)	(1.17)	(20)	(0.29)	(28)	(0.38)
Restructuring charge (5)	(21)	(0.31)	—	—	(1)	(0.02)
Asset impairment charge (6)	—	—	(2)	(0.03)	(10)	(0.14)
Loss on repurchase/redemption of debt securities (7)	—	—	(13)	(0.18)	(22)	(0.31)

(1) This reflects transaction costs associated with the General Finance acquisition that was completed in May 2021. Merger related costs only include costs associated with major acquisitions completed since 2012 that significantly impact our operations (the "major acquisitions," each of which had annual revenues of over $200 prior to acquisition).

(2) This reflects the amortization of the intangible assets acquired in the major acquisitions. The increase in 2023 primarily reflects the impact of the Ahern Rentals acquisition.

(3) This reflects the impact of extending the useful lives of equipment acquired in certain major acquisitions, net of the impact of additional depreciation associated with the fair value mark-up of such equipment. The increase in 2023 primarily reflects the impact of the Ahern Rentals acquisition.

(4) This reflects additional costs recorded in cost of rental equipment sales associated with the fair value mark-up of rental equipment acquired in certain major acquisitions that was subsequently sold. The increase in 2023 primarily reflects the impact of the Ahern Rentals acquisition.

(5) This primarily reflects severance and branch closure charges associated with our restructuring programs. For additional information on the restructuring charges, which generally involve the closure of a large number of branches over a short period of time, often in periods following a major acquisition, see "Results of Operations-Other costs/(income)-restructuring charges" below. The increase in 2023 reflects charges associated with a restructuring program initiated following the closing of the Ahern Rentals acquisition. As of December 31, 2023, there were no open restructuring programs.

(6) This reflects write-offs of leasehold improvements and other fixed assets.

(7) Reflects the difference between the net carrying amount and the total purchase price of the redeemed notes. For additional information, see "Results of Operations-Other costs/(income)-Interest expense, net" below.

EBITDA GAAP Reconciliations. EBITDA represents the sum of net income, provision for income taxes, interest expense, net, depreciation of rental equipment and non-rental depreciation and amortization. Adjusted EBITDA represents EBITDA plus the sum of the merger related costs, restructuring charge, stock compensation expense, net, and the impact of the fair value mark-up of acquired fleet. See below for further detail on each adjusting item. These items are excluded from adjusted EBITDA internally when evaluating our operating performance and for strategic planning and forecasting purposes, and allow investors to make a more meaningful comparison between our core business operating results over different periods of time, as well as with those of other similar companies. The net income and adjusted EBITDA margins represent net income or adjusted EBITDA divided by total revenue. Management believes that EBITDA and adjusted EBITDA, when viewed with the Company's results under U.S. generally accepted accounting principles ("GAAP") and the accompanying reconciliations, provide useful information about operating performance and period-over-period growth, and provide additional information that is useful for evaluating the operating performance of our core business without regard to potential distortions. Additionally, management believes that EBITDA and adjusted EBITDA help investors gain an understanding of the factors and trends affecting our ongoing cash earnings, from which capital investments are made and debt is serviced. However, EBITDA and adjusted EBITDA are not measures of financial performance or liquidity under GAAP and, accordingly, should not be considered as alternatives to net income or cash flow from operating activities as indicators of operating performance or liquidity.

The table below provides a reconciliation between net income and EBITDA and adjusted EBITDA:

	Year Ended December 31,					
		2023		2022		2021
Net income	$	2,424	$	2,105	$	1,386
Provision for income taxes		787		697		460
Interest expense, net		635		445		424
Depreciation of rental equipment		2,350		1,853		1,611
Non-rental depreciation and amortization		431		364		372
EBITDA		**6,627**		**5,464**		**4,253**
Merger related costs (1)		—		—		3
Restructuring charge (2)		28		—		2
Stock compensation expense, net (3)		94		127		119
Impact of the fair value mark-up of acquired fleet (4)		108		27		37
Adjusted EBITDA	$	**6,857**	$	**5,618**	$	**4,414**
Net income margin		*16.9 %*		*18.1 %*		*14.3 %*
Adjusted EBITDA margin		*47.8 %*		*48.3 %*		*45.4 %*

The table below provides a reconciliation between net cash provided by operating activities and EBITDA and adjusted EBITDA:

	Year Ended December 31,		
	2023	2022	2021
Net cash provided by operating activities	$ 4,704	$ 4,433	$ 3,689
Adjustments for items included in net cash provided by operating activities but excluded from the calculation of EBITDA:			
Amortization of deferred financing costs and original issue discounts	(14)	(13)	(13)
Gain on sales of rental equipment	786	566	431
Gain on sales of non-rental equipment	21	9	10
Insurance proceeds from damaged equipment	38	32	25
Merger related costs (1)	—	—	(3)
Restructuring charge (2)	(28)	—	(2)
Stock compensation expense, net (3)	(94)	(127)	(119)
Loss on repurchase/redemption of debt securities (5)	—	(17)	(30)
Changes in assets and liabilities	107	(151)	(328)
Cash paid for interest	614	406	391
Cash paid for income taxes, net	493	326	202
EBITDA	**6,627**	**5,464**	**4,253**
Add back:			
Merger related costs (1)	—	—	3
Restructuring charge (2)	28	—	2
Stock compensation expense, net (3)	94	127	119
Impact of the fair value mark-up of acquired fleet (4)	108	27	37
Adjusted EBITDA	**$ 6,857**	**$ 5,618**	**$ 4,414**

(1) This reflects transaction costs associated with the General Finance acquisition that was completed in May 2021. Merger related costs only include costs associated with major acquisitions completed since 2012 that significantly impact our operations.

(2) This primarily reflects severance and branch closure charges associated with our restructuring programs. For additional information on the restructuring charges, which generally involve the closure of a large number of branches over a short period of time, often in periods following a major acquisition, see "Results of Operations-Other costs/(income)-restructuring charges" below. The increase in 2023 reflects charges associated with a restructuring program initiated following the closing of the Ahern Rentals acquisition. As of December 31, 2023, there were no open restructuring programs.

(3) Represents non-cash, share-based payments associated with the granting of equity instruments.

(4) This reflects additional costs recorded in cost of rental equipment sales associated with the fair value mark-up of rental equipment acquired in certain major acquisitions that was subsequently sold. The increase in 2023 primarily reflects the impact of the Ahern Rentals acquisition.

(5) This primarily reflects the difference between the net carrying amount and the total purchase price of the redeemed notes. For additional information, see "Results of Operations-Other costs/(income)-Interest expense, net" below.

For the year ended December 31, 2023, net income increased $319, or 15.2 percent, and net income margin decreased 120 basis points to 16.9 percent. For the year ended December 31, 2023, adjusted EBITDA increased $1.239 billion, or 22.1 percent, and adjusted EBITDA margin decreased 50 basis points to 47.8 percent.

The year-over-year decrease in net income margin primarily reflects the impact of the Ahern Rentals acquisition on gross margins from equipment rentals and sales of rental equipment, increased restructuring charges associated with the Ahern Rentals acquisition, and increased interest expense, partially offset by reductions in selling, general and administrative ("SG&A") and income tax expenses as a percentage of revenue. Depreciation and repairs and maintenance expenses for the rental equipment acquired in the Ahern Rentals acquisition were higher than for our other rental equipment, which negatively impacted equipment rentals gross margin year-over-year. In addition to the impact of the Ahern Rentals acquisition, the decreased gross margin from sales of rental equipment reflects the normalization of the used equipment market and the expanded use of wholesale channels. Net interest expense for the year ended December 31, 2022 included debt redemption losses of $17. Excluding the impact of these losses, interest expense, net for the year ended December 31, 2023 increased by 48.4 percent year-over-year primarily due to increased average debt, including the debt issued to partially fund the Ahern Rentals acquisition, and higher interest rates (the weighted average interest rates on our variable debt instruments were 6.3 percent in 2023 and 3.3 percent in 2022). The favorable margin impact of SG&A expense reflects better fixed cost absorption on higher revenue. While income tax expense increased $90, or 12.9 percent, year-over-year, the effective income tax rate decreased slightly, from 24.9 percent to 24.5 percent.

The decrease in the adjusted EBITDA margin primarily reflects an 80 basis point decrease in equipment rentals gross margin (excluding depreciation and stock compensation expense) and a 470 basis point decrease in gross margin from sales of rental equipment (excluding the adjustment reflected in the table above for the impact of the fair value mark-up of acquired fleet), partially offset by reduced SG&A expense as a percentage of revenue. The decreased gross margin from equipment rentals (excluding depreciation and stock compensation expense) primarily reflects the impact of the Ahern Rentals acquisition (in particular, repairs and maintenance expense for the rental equipment acquired in the Ahern Rentals acquisition was higher than for our other rental equipment, which negatively impacted equipment rentals gross margin year-over-year). The decreased gross margin from sales of rental equipment (excluding the adjustment for the impact of the fair value mark-up of acquired fleet) primarily reflects the normalization of the used equipment market, the expanded use of wholesale channels, and the impact of the Ahern Rentals acquisition. The favorable margin impact of SG&A expense reflects better fixed cost absorption on higher revenue.

Revenues. Revenues for each of the three years in the period ended December 31, 2023 were as follows:

	Year Ended December 31,			Change	
	2023	2022	2021	2023	2022
Equipment rentals*	$ 12,064	$ 10,116	$ 8,207	19.3%	23.3%
Sales of rental equipment	1,574	965	968	63.1%	(0.3)%
Sales of new equipment	218	154	203	41.6%	(24.1)%
Contractor supplies sales	146	126	109	15.9%	15.6%
Service and other revenues	330	281	229	17.4%	22.7%
Total revenues	**$ 14,332**	**$ 11,642**	**$ 9,716**	**23.1%**	**19.8%**
*Equipment rentals variance components:					
Year-over-year change in average OEC				21.9%	13.6%
Assumed year-over-year inflation impact (1)				(1.5)%	(1.5)%
Fleet productivity (2)				(0.7)%	9.4%
Contribution from ancillary and re-rent revenue (3)				(0.4)%	1.8%
Total change in equipment rentals				**19.3%**	**23.3%**
*Pro forma equipment rentals variance components (4):					
Year-over-year change in average OEC				10.4%	
Assumed year-over-year inflation impact (1)				(1.5)%	
Fleet productivity (2)				2.8%	
Contribution from ancillary and re-rent revenue (3)				(0.4)%	
Total change in equipment rentals				**11.3%**	

---

(1) Reflects the estimated impact of inflation on the revenue productivity of fleet based on OEC, which is recorded at cost.

(2) Reflects the combined impact of changes in rental rates, time utilization, and mix that contribute to the variance in owned equipment rental revenue. See note 3 to the consolidated financial statements for a discussion of the different types of equipment rentals revenue. Rental rate changes are calculated based on the year-over-year variance in average contract rates, weighted by the prior period revenue mix. Time utilization is calculated by dividing the amount of time an asset is on rent by the amount of time the asset has been owned during the year. Mix includes the impact of changes in customer, fleet, geographic and segment mix. The positive fleet productivity for 2022 reflected strong demand across our end-markets. COVID-19, which resulted in rental volume declines in response to shelter-in-place orders and other market restrictions, had the most pronounced on our business in 2020. Beginning in 2021 and continuing through 2023, we have experienced broad-based strength of demand across our end-markets.

(3) Reflects the combined impact of changes in the other types of equipment rentals revenue (see note 3 for further detail), excluding owned equipment rental revenue.

(4) We completed the acquisition of Ahern Rentals in December 2022. The pro forma information includes the standalone, pre-acquisition results of Ahern Rentals. The pro forma components are not reflected above for 2022 versus 2021 because of the December 2022 acquisition date (Ahern Rentals did not materially impact the comparison of 2022 and 2021 equipment rentals). The Ahern Rentals acquisition is discussed further in note 4 to the consolidated financial statements.

Equipment rentals include our revenues from renting equipment, as well as revenue related to the fees we charge customers: for equipment delivery and pick-up; to protect the customer against liability for damage to our equipment while on rent; for fuel; and for environmental costs. Collectively, these "ancillary fees" represented approximately 16 percent of equipment rental revenue in 2023. Delivery and pick-up revenue, which represented approximately eight percent of equipment rental revenue in 2023, is the most significant ancillary revenue component. Sales of rental equipment represent our revenues from the sale of used rental equipment. Sales of new equipment represent our revenues from the sale of new equipment. Contractor supplies sales represent our sales of supplies utilized by contractors, which include construction consumables, tools, small equipment and safety supplies. Services and other revenues primarily represent our revenues earned from providing repair and maintenance services on our customers' fleet (including parts sales). See note 3 to our consolidated financial statements for further discussion of our revenue recognition accounting.

2023 total revenues of $14.3 billion increased 23.1 percent compared with 2022. Equipment rentals and sales of rental equipment are our largest revenue types (together, they accounted for 95 percent of total revenue for the year ended December 31, 2023). Equipment rentals increased 19.3 percent, primarily due to a 21.9 percent increase in average OEC, partially offset by a 0.7 percent decrease in fleet productivity. The increase in average OEC includes the impact of the acquisition of Ahern Rentals that is discussed in note 4 to the consolidated financial statements. On a pro forma basis including the pre-acquisition results of Ahern Rentals, year-over-year, equipment rentals increased 11.3 percent, primarily reflecting an increase in average OEC of 10.4 percent and increased fleet productivity of 2.8 percent. Beginning in 2021 and continuing through December 31, 2023, we have experienced broad-based strength of demand across our end-markets. Sales of rental equipment increased 63.1 percent year-over-year, primarily reflecting the normalization of volumes, after we intentionally held back on sales of rental equipment in 2022 to ensure sufficient rental capacity for our customers, as well as the impact of sales of rental equipment acquired in the Ahern Rentals acquisition. Pricing on sales of rental equipment remains strong.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP. A summary of our significant accounting policies is contained in note 2 to our consolidated financial statements. In applying many accounting principles, we make assumptions, estimates and/or judgments. These assumptions, estimates and/or judgments are often subjective and may change based on changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and/or judgments have the potential to materially alter our results of operations. We have identified below our accounting policies that we believe could potentially produce materially different results if we were to change underlying assumptions, estimates and/or judgments. Although actual results may differ from those estimates, we believe the estimates are reasonable and appropriate.

Allowance for Credit Losses. We maintain allowances for credit losses. These allowances reflect our estimate of the amount of our receivables that we will be unable to collect based on historical write-off experience and, as applicable, current conditions and reasonable and supportable forecasts that affect collectibility. Our estimate could require change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease our allowances. Trade receivables that have contractual maturities of one year or less are written-off when they are determined to be uncollectible based on the criteria necessary to qualify as a deduction for federal tax purposes. Write-offs of such receivables require management approval based on specified dollar thresholds. See note 3 to our consolidated financial statements for further detail.

Useful Lives and Salvage Values of Rental Equipment and Property and Equipment. We depreciate rental equipment and property and equipment over their estimated useful lives, after giving effect to an estimated salvage value which ranges from zero percent to 50 percent of cost. The weighted average salvage value of our rental equipment is 12 percent of cost (immaterial salvage values are assigned to our property and equipment). Rental equipment is depreciated whether or not it is out on rent.

The useful life of an asset is determined based on our estimate of the period over which the asset can generate revenues; such periods are periodically reviewed for reasonableness. In addition, the salvage value, which is also reviewed periodically for reasonableness, is determined based on our estimate of the minimum value we will realize from the asset after such period. We may be required to change these estimates based on changes in our industry or other changing circumstances. If these estimates change in the future, we may be required to recognize increased or decreased depreciation expense for these assets.

To the extent that the useful lives of all of our rental equipment were to increase or decrease by one year, we estimate that our annual depreciation expense would decrease or increase by approximately $265 or $346, respectively. If the estimated salvage values of all of our rental equipment were to increase or decrease by one percentage point, we estimate that our annual depreciation expense would change by approximately $27. Any change in depreciation expense as a result of a hypothetical change in either useful lives or salvage values would generally result in a proportional increase or decrease in the gross profit we would recognize upon the ultimate sale of the asset. To the extent that the useful lives of all of our depreciable property and equipment were to increase or decrease by one year, we estimate that our annual non-rental depreciation expense would decrease or increase by approximately $42 or $64, respectively.

Acquisition Accounting. We have made a number of acquisitions in the past and may continue to make acquisitions in the future. The assets acquired and liabilities assumed are recorded based on their respective fair values at the date of acquisition. Long-lived assets (principally rental equipment), goodwill and other intangible assets generally represent the largest components of our acquisitions. Rental equipment is valued utilizing either a cost, market or income approach, or a combination of certain of these methods, depending on the asset being valued and the availability of market or income data. Goodwill is calculated as the excess of the cost of the acquired business over the net of the fair value of the assets acquired and the liabilities assumed. The intangible assets that we have acquired are non-compete agreements, customer relationships and trade names and associated trademarks. The estimated fair values of these intangible assets reflect various assumptions about discount rates, revenue growth rates, operating margins, terminal values, useful lives and other prospective financial information. Non-compete agreements, customer relationships and trade names and associated trademarks are valued based on an excess earnings or income approach based on projected cash flows.

Determining the fair value of the assets and liabilities acquired can be judgmental in nature and can involve the use of significant estimates and assumptions. The significant judgments include estimation of future cash flows, which is dependent on forecasts; estimation of the long-term rate of growth; estimation of the useful life over which cash flows will occur; and determination of a risk-adjusted weighted average cost of capital. When appropriate, our estimates of the fair values of assets and liabilities acquired include assistance from independent third-party appraisal firms. The judgments made in determining the estimated fair value assigned to the assets acquired, as well as the estimated life of the assets, can materially impact net income in periods subsequent to the acquisition through depreciation and amortization, and in certain instances through impairment charges, if the asset becomes impaired in the future. As discussed below, we regularly review for impairments.

When we make an acquisition, we also acquire other assets and assume liabilities. These other assets and liabilities typically include, but are not limited to, parts inventory, accounts receivable, accounts payable and other working capital items. Because of their short-term nature, the fair values of these other assets and liabilities generally approximate the book values on the acquired entities' balance sheets.

Evaluation of Goodwill Impairment. Goodwill is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Application of the goodwill impairment test requires judgment, including: the identification of reporting units; assignment of assets and liabilities to reporting units; assignment of goodwill to reporting units; determination of the fair value of each reporting unit; and an assumption as to the form of the transaction in which the reporting unit would be acquired by a market participant (either a taxable or nontaxable transaction).

When conducting the goodwill impairment test, we are required to compare the fair value of our reporting units (which are our regions) with the carrying amount. As discussed in note 5 to our consolidated financial statements, our divisions are our operating segments. We conduct the goodwill impairment test at the reporting unit level, which is one level below the operating segment level.

Financial Accounting Standards Board ("FASB") guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We estimate the fair value of our reporting units using a combination of an income approach based on the present value of estimated future cash flows and a market approach based on market price data of shares of our Company and other corporations engaged in similar businesses as well as acquisition multiples paid in recent transactions. We believe this approach, which utilizes multiple valuation techniques, yields the most appropriate evidence of fair value.

Inherent in our preparation of cash flow projections are assumptions and estimates derived from a review of our operating results, business plans, expected growth rates, cost of capital and tax rates. We also make certain forecasts about future economic conditions, interest rates and other market data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods. Changes in assumptions or estimates could materially affect the estimate of the fair value of a reporting unit, and therefore could affect the likelihood and amount of potential impairment. The following assumptions are significant to our income approach:

> *Business Projections*- We make assumptions about the level of equipment rental activity in the marketplace and cost levels. These assumptions drive our planning assumptions for pricing and utilization and also represent key inputs for developing our cash flow projections. These projections are developed using our internal business plans over a ten-year planning period that are updated at least annually;

> *Long-term Growth Rates*- Beyond the planning period, we also utilize an assumed long-term growth rate representing the expected rate at which a reporting unit's cash flow stream is projected to grow. These rates are used to calculate the terminal value of our reporting units, and are added to the cash flows projected during our ten-year planning period; and

> *Discount Rates*- Each reporting unit's estimated future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that is likely to be expected by market participants. The weighted-average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise.

The market approach is one of the other methods used for estimating the fair value of our reporting units' business enterprise. This approach takes two forms: The first is based on the market value (market capitalization plus interest-bearing liabilities) and operating metrics (e.g., revenue and EBITDA) of companies engaged in the same or similar line of business. The second form is based on multiples paid in recent acquisitions of companies.

In connection with our goodwill impairment test that was conducted as of October 1, 2023, we bypassed the optional qualitative assessment for each reporting unit and quantitatively compared the fair values of our reporting units with their carrying amounts. Our goodwill impairment testing as of this date indicated that all of our reporting units, excluding our Mobile Storage reporting unit, had estimated fair values which exceeded their respective carrying amounts by at least 54 percent. We completed the acquisition of General Finance in May 2021, and all of the assets in the Mobile Storage reporting unit were acquired in the General Finance acquisition. The estimated fair value of our Mobile Storage reporting unit exceeded its carrying amount by eight percent. As all of the assets in the Mobile Storage reporting unit were recorded at fair value as of the May 2021 acquisition date, we expected the percentage by which the fair value for this reporting unit exceeded the carrying value to be significantly less than the equivalent percentages determined for our other reporting units.

In connection with our goodwill impairment test that was conducted as of October 1, 2022, we bypassed the optional qualitative assessment for each reporting unit and quantitatively compared the fair values of our reporting units with their carrying amounts. Our goodwill impairment testing as of this date indicated that all of our reporting units, excluding our Mobile Storage reporting unit, had estimated fair values which exceeded their respective carrying amounts by at least 37 percent. We completed the acquisition of General Finance in May 2021, and all of the assets in the Mobile Storage reporting unit were acquired in the General Finance acquisition. The estimated fair value of our Mobile Storage reporting unit exceeded its carrying amount by eight percent. As all of the assets in the Mobile Storage reporting unit were recorded at fair value as of the May 2021 acquisition date, we expected the percentage by which the fair value for this reporting unit exceeded the carrying value to be significantly less than the equivalent percentages determined for our other reporting units.

Impairment of Long-lived Assets (Excluding Goodwill). We review the recoverability of our rental equipment, property and equipment, lease assets and other intangible assets when events or changes in circumstances occur that indicate that the carrying value of the assets may not be recoverable. If there are such indications, we assess our ability to recover the carrying value of the assets from their expected future pre-tax cash flows (undiscounted and without interest charges). If the expected cash flows are less than the carrying value of the assets, an impairment loss is recognized for the difference between the estimated fair value and carrying value. We also conduct impairment reviews in connection with branch consolidations and other changes in our business. There were no asset impairment charges recognized in 2023, and during the years ended December 31, 2022 and 2021, we recorded asset impairment charges of $3 and $14, respectively, primarily in depreciation of rental equipment in our consolidated statements of income. These charges were primarily recognized in our general rentals segment.

In support of our review for indicators of impairment, we perform a review of all assets at the district level relative to district performance and conclude whether indicators of impairment exist associated with our long-lived assets, including rental equipment. We also specifically review the financial performance of our rental equipment. Such review includes an estimate of the future rental revenues from our rental assets based on current and expected utilization levels, the age of the assets and their remaining useful lives. Additionally, we estimate when the assets are expected to be removed or retired from our rental fleet as well as the expected proceeds to be realized upon disposition. Based on our most recently completed quarterly reviews, there were no indications of impairment associated with our rental equipment, property and equipment, lease assets or other intangible assets.

Income Taxes. We recognize deferred tax assets and liabilities for certain future deductible or taxable temporary differences expected to be reported in our income tax returns. These deferred tax assets and liabilities are computed using the tax rates that are expected to apply in the periods when the related future deductible or taxable temporary difference is expected to be settled or realized. In the case of deferred tax assets, the future realization of the deferred tax benefits and carryforwards are determined with consideration to historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences, and tax planning strategies. After consideration of all these factors, we recognize deferred tax assets when we believe that it is more likely than not that we will realize them. The most significant positive evidence that we consider in the recognition of deferred tax assets is the expected reversal of cumulative deferred tax liabilities resulting from book versus tax depreciation of our rental equipment fleet that is well in excess of the deferred tax assets.

We use a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return regarding uncertainties in income tax positions. The first step is recognition: we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority with full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, accruals for tax contingencies are established based on the probable outcomes of such matters. Our ongoing assessments of the probable outcomes of the examinations and related tax accruals require judgment and could increase or decrease our effective tax rate as well as impact our operating results.

We have historically considered the undistributed earnings of our foreign subsidiaries to be indefinitely reinvested, and, accordingly, no taxes were provided on such earnings prior to the fourth quarter of 2020. In 2021, we remitted the cumulative amount of identified cash in our foreign operations in excess of near-term working capital needs. The taxes recorded associated with the remitted cash were immaterial. We continue to expect that the remaining balance of our undistributed foreign earnings will be indefinitely reinvested. If we determine that all or a portion of such foreign earnings are no longer indefinitely reinvested, we may be subject to additional foreign withholding taxes and U.S. state income taxes.

Results of Operations

As discussed in note 5 to our consolidated financial statements, our reportable segments are general rentals and specialty. The general rentals segment includes the rental of construction, aerial, industrial and homeowner equipment and related services and activities. The general rentals segment's customers include construction and industrial companies, manufacturers, utilities, municipalities, homeowners and government entities. This segment operates throughout the United States and Canada. The specialty segment rents products (and provides setup and other services on such rented equipment) including i) trench safety equipment, such as trench shields, aluminum hydraulic shoring systems, slide rails, crossing plates, construction lasers and line testing equipment for underground work, ii) power and HVAC equipment, such as portable diesel generators, electrical distribution equipment, and temperature control equipment, iii) fluid solutions equipment primarily used for fluid containment, transfer and treatment, and iv) mobile storage equipment and modular office space. The specialty segment's customers include construction companies involved in infrastructure projects, municipalities and industrial companies. This segment primarily operates in the United States and Canada, and has a limited presence in Europe, Australia and New Zealand.

As discussed in note 5 to our consolidated financial statements, our general rentals reporting segment reflects the aggregation of four geographic divisions—Central, Northeast, Southeast and West. Historically, there have occasionally been variances in the levels of equipment rentals gross margins achieved by these divisions, though such variances have generally been small (close to or less than 10 percent, measured versus the equipment rentals gross margins of the aggregated general rentals' divisions). For the five year period ended December 31, 2023, there was no general rentals' division with an equipment rentals gross margin that differed materially from the equipment rentals gross margin of the aggregated general rentals' divisions. The rental industry is cyclical, and there historically have occasionally been divisions with equipment rentals gross margins that varied by greater than 10 percent from the equipment rentals gross margins of the aggregated general rentals' divisions, though the specific divisions with margin variances of over 10 percent have fluctuated, and such variances have generally not exceeded 10 percent by a significant amount. We monitor the margin variances and confirm margin similarity between divisions on a quarterly basis.

We believe that the divisions that are aggregated into our segments have similar economic characteristics, as each division is capital intensive, offers similar products to similar customers, uses similar methods to distribute its products, and is subject to similar competitive risks. The aggregation of our divisions also reflects the management structure that we use for making operating decisions and assessing performance. Although we believe aggregating these divisions into our reporting segments for segment reporting purposes is appropriate, to the extent that there are significant margin variances that do not converge, we may be required to disaggregate the divisions into separate reporting segments. Any such disaggregation would have no impact on our consolidated results of operations.

These reporting segments align our external segment reporting with how management evaluates business performance and allocates resources. We evaluate segment performance primarily based on segment equipment rentals gross profit. Our revenues, operating results, and financial condition fluctuate from quarter to quarter reflecting the seasonal rental patterns of our customers, with rental activity tending to be lower in the winter.

Revenues by segment were as follows:

	General rentals	Specialty	Total
Year Ended December 31, 2023			
Equipment rentals	$ 8,803	$ 3,261	$ 12,064
Sales of rental equipment	1,411	163	1,574
Sales of new equipment	95	123	218
Contractor supplies sales	89	57	146
Service and other revenues	299	31	330
Total revenue	$ 10,697	$ 3,635	$ 14,332
Year Ended December 31, 2022			
Equipment rentals	$ 7,345	$ 2,771	$ 10,116
Sales of rental equipment	835	130	965
Sales of new equipment	73	81	154
Contractor supplies sales	81	45	126
Service and other revenues	250	31	281
Total revenue	$ 8,584	$ 3,058	$ 11,642
Year Ended December 31, 2021			
Equipment rentals	$ 6,074	$ 2,133	$ 8,207
Sales of rental equipment	862	106	968
Sales of new equipment	142	61	203
Contractor supplies sales	71	38	109
Service and other revenues	202	27	229
Total revenue	$ 7,351	$ 2,365	$ 9,716

Equipment rentals. 2023 equipment rentals of $12.1 billion increased 19.3 percent, primarily due to a 21.9 percent increase in average OEC, partially offset by a 0.7 percent decrease in fleet productivity. The increase in average OEC includes the impact of the acquisition of Ahern Rentals that is discussed in note 4 to the consolidated financial statements. On a pro forma basis including the pre-acquisition results of Ahern Rentals, year-over-year, equipment rentals increased 11.3 percent, primarily reflecting an increase in average OEC of 10.4 percent and increased fleet productivity of 2.8 percent. Beginning in 2021 and continuing through December 31, 2023, we have experienced broad-based strength of demand across our end-markets.

On a segment basis, equipment rentals represented 82 percent and 90 percent of total revenues for general rentals and specialty, respectively. General rentals equipment rentals increased 19.9 percent as compared to 2022, primarily due to strong demand across our end-markets and increased average OEC, which includes the impact of the Ahern Rentals acquisition. On a pro forma basis including the pre-acquisition results of Ahern Rentals, year-over-year, equipment rentals increased 9.1 percent, primarily reflecting increases in average OEC and fleet productivity. Specialty rentals increased 17.7 percent as compared to 2022, primarily due to strong demand across our end-markets and increased average OEC. As noted above, beginning in 2021 and continuing through December 31, 2023, we have experienced broad-based strength of demand across our end-markets.

Sales of rental equipment. For the three years in the period ended December 31, 2023, sales of rental equipment represented approximately 10 percent of our total revenues. 2023 sales of rental equipment of $1.6 billion increased 63.1 percent from 2022, primarily reflecting the normalization of volumes, after we intentionally held back on sales of rental equipment in 2022 to ensure sufficient rental capacity for our customers, as well as the impact of sales of rental equipment acquired in the Ahern Rentals acquisition. Pricing on sales of rental equipment remains strong.

Sales of new equipment. For the three years in the period ended December 31, 2023, sales of new equipment represented approximately 2 percent of our total revenues. 2023 sales of new equipment of $218 increased 41.6 percent from 2022, primarily reflecting some individually significant sales in 2023 and normal variability.

Contractor supplies sales. For the three years in the period ended December 31, 2023, sales of contractor supplies represented approximately 1 percent of our total revenues. 2023 sales of contractor supplies did not change materially from 2022.

Service and other revenues. For the three years in the period ended December 31, 2023, service and other revenues represented approximately 2 percent of our total revenues. 2023 service and other revenues increased 17.4 percent from 2022 primarily due to growth initiatives.

Fourth Quarter Items. There were no unusual or infrequently occurring items recognized in the fourth quarter of 2023 that had a material impact on our financial statements. In the fourth quarter of 2022, we issued $1.5 billion principal amount of 6 percent Senior Secured Notes due 2029. The issued debt, together with drawings on our ABL facility, was used to fund the December 2022 Ahern Rentals acquisition that is discussed in note 4 to the consolidated financial statements.

Segment Equipment Rentals Gross Profit

Segment equipment rentals gross profit and gross margin for each of the three years in the period ended December 31, 2023 were as follows:

	General rentals		Specialty		Total	
2023						
Equipment Rentals Gross Profit	$	3,219	$	1,595	$	4,814
Equipment Rentals Gross Margin		36.6%		48.9%		39.9%
2022						
Equipment Rentals Gross Profit	$	2,905	$	1,340	$	4,245
Equipment Rentals Gross Margin		39.6%		48.4%		42.0%
2021						
Equipment Rentals Gross Profit	$	2,269	$	998	$	3,267
Equipment Rentals Gross Margin		37.4%		46.8%		39.8%

General rentals. For the three years in the period ended December 31, 2023, general rentals accounted for 68 percent of our total equipment rentals gross profit. This contribution percentage is consistent with general rentals' equipment rental revenue contribution over the same period. For the year ended December 31, 2023, general rentals' equipment rentals gross profit increased by $314, and equipment rentals gross margin decreased by 300 basis points, from 2022, primarily due to the impact of the Ahern Rentals acquisition. As a percentage of revenue, depreciation and repairs and maintenance expenses for the rental equipment acquired in the Ahern Rentals acquisition were higher than for our other rental equipment, which negatively impacted equipment rentals gross margin year-over-year.

Specialty. For the year ended December 31, 2023, equipment rentals gross profit increased by $255, and equipment rentals gross margin increased by 50 basis points from 2022.

Gross Margin. Gross margins by revenue classification were as follows:

	Year Ended December 31,			Change	
	2023	**2022**	**2021**	**2023**	**2022**
Total gross margin	40.6%	42.9%	39.7%	(230) bps	320 bps
Equipment rentals	39.9%	42.0%	39.8%	(210) bps	220 bps
Sales of rental equipment	49.9%	58.7%	44.5%	(880) bps	1,420 bps
Sales of new equipment	17.9%	19.5%	16.7%	(160) bps	280 bps
Contractor supplies sales	32.2%	33.3%	28.4%	(110) bps	490 bps
Service and other revenues	38.5%	40.2%	39.3%	(170) bps	90 bps

2023 gross margin of 40.6 percent decreased 230 basis points from 2022. Equipment rentals gross margin decreased 210 basis points from 2022, primarily due to the impact of the Ahern Rentals acquisition. As a percentage of revenue, depreciation and repairs and maintenance expenses for the rental equipment acquired in the Ahern Rentals acquisition were higher than for our other rental equipment, which negatively impacted equipment rentals gross margin year-over-year. Gross margin from sales of rental equipment decreased 880 basis points from 2022, primarily due to the normalization of the used equipment market, the expanded use of wholesale channels, and the impact of the Ahern Rentals acquisition. The equipment acquired in the Ahern Rentals acquisition was recorded at fair value as of the December 2022 acquisition date, and the gross margins on the sale of such acquired equipment were less than the gross margins achieved upon the sale of other rental equipment. As reflected in the above gross margin, pricing on sales of rental equipment remains strong. The gross margin fluctuations from sales of new equipment, contractor supplies sales and service and other revenues generally reflect normal variability, and such revenue types did not account for a significant portion of total gross profit (gross profit for these revenue types represented 4 percent of total gross profit for the year ended December 31, 2023).

Other costs/(income)

The table below includes the other costs/(income) in our consolidated statements of income, as well as key associated metrics, for the three years in the period ended December 31, 2023:

	Year Ended December 31,			Change	
	2023	**2022**	**2021**	**2023**	**2022**
Selling, general and administrative ("SG&A") expense	$ 1,527	$ 1,400	$ 1,199	9.1%	16.8%
SG&A expense as a percentage of revenue	10.7 %	12.0 %	12.3 %	(130) bps	(30) bps
Merger related costs	—	—	3	—	(100.0)%
Restructuring charge	28	—	2	—	(100.0)%
Non-rental depreciation and amortization	431	364	372	18.4%	(2.2)%
Interest expense, net	635	445	424	42.7%	5.0%
Other (income) expense, net	(19)	(15)	7	26.7%	(314.3)%
Provision for income taxes	787	697	460	12.9%	51.5%
Effective tax rate	24.5 %	24.9 %	24.9 %	(40) bps	— bps

SG&A expense primarily includes sales force compensation, information technology costs, third party professional fees, management salaries, bad debt expense and clerical and administrative overhead. The year-over-year decrease in SG&A expense as a percentage of revenue for the year ended December 31, 2023 was primarily due to better fixed cost absorption on higher revenue (in particular, salaries and benefits declined as a percentage of revenue).

The *merger related costs* reflect transaction costs associated with the General Finance acquisition that was completed in May 2021. We have made a number of acquisitions in the past and may continue to make acquisitions in the future. Merger related costs only include costs associated with major acquisitions, each of which had annual revenues of over $200 prior to acquisition, that significantly impact our operations.

The *restructuring charges* primarily reflect severance and branch closure charges associated with our restructuring programs. We incur severance costs and branch closure charges in the ordinary course of our business. We only include such costs that are part of a restructuring program as restructuring charges. The designated restructuring programs generally involve the closure of a large number of branches over a short period of time, often in periods following a major acquisition, and result in significant costs that we would not normally incur absent a major acquisition or other triggering event that results in the initiation of a restructuring program. Since the first such program was initiated in 2008, we have completed seven restructuring programs and have incurred total restructuring charges of $380.

In the first quarter of 2023, we initiated a restructuring program following the closing of the Ahern Rentals acquisition discussed above (such program is the reason for the year-over-year restructuring charge increase for the year ended December 31, 2023). This restructuring program was completed in the fourth quarter of 2023, and we currently have no open restructuring programs. As of December 31, 2023, the total liability associated with our restructuring programs was $21.

Non-rental depreciation and amortization includes (i) the amortization of other intangible assets and (ii) depreciation expense associated with equipment that is not offered for rent (such as computers and office equipment) and amortization expense associated with leasehold improvements. Our other intangible assets consist of customer relationships, non-compete agreements and trade names and associated trademarks. The year-over-year increase in non-rental depreciation and amortization for the year ended December 31, 2023 primarily reflects the impact of the Ahern Rentals acquisition.

Interest expense, net for the year ended 2022 included aggregate debt redemption losses of $17. The debt redemption losses primarily reflected the difference between the net carrying amount and the total purchase price of the redeemed notes. Excluding the impact of these losses, interest expense, net for the year ended December 31, 2023 increased by 48.4 percent year-over-year primarily due to increased average debt, including the debt issued to partially fund the Ahern Rentals acquisition discussed above, and higher variable debt interest rates (the weighted average interest rates on our variable debt instruments were 6.3 percent in 2023 and 3.3 percent in 2022).

Other (income) expense, net primarily includes (i) currency gains and losses, (ii) finance charges, (iii) gains and losses on sales of non-rental equipment and (iv) other miscellaneous items.

A detailed reconciliation of the *effective tax rates* to the U.S. federal statutory income tax rate is included in note 14 to our consolidated financial statements.

Balance sheet. Accounts receivable, net increased by $226, or 11.3 percent, from December 31, 2022 to December 31, 2023 primarily due to increased revenue. Prepaid expenses and other assets decreased by $246, or 64.6 percent, from December 31, 2022 to December 31, 2023, primarily due to the use of a portion of a tax receivable associated with the Ahern Rentals acquisition to reduce cash paid for income taxes (see note 6 to the consolidated financial statements for further detail). Operating lease right-of-use assets increased by $280, or 34.2 percent, and operating lease liabilities increased by $253, or 39.4 percent, from December 31, 2022 to December 31, 2023, and both increases primarily reflected the impact of the Ahern Rentals acquisition, as discussed in note 4 to the consolidated financial statements. Accounts payable decreased by $234, or 20.5

percent, from December 31, 2022 to December 31, 2023, primarily reflecting normal variability in business activity and the timing of payments. See the consolidated statements of cash flows for further information on changes in cash and cash equivalents, the consolidated statements of stockholders' equity for further information on changes in stockholders' equity and note 12 to the consolidated financial statements for further detail on short-term and long-term debt.

Liquidity and Capital Resources.

We manage our liquidity using internal cash management practices, which are subject to (i) the policies and cooperation of the financial institutions we utilize to maintain and provide cash management services, (ii) the terms and other requirements of the agreements to which we are a party and (iii) the statutes, regulations and practices of each of the local jurisdictions in which we operate. See "Financial Overview" above for a summary of the 2023 capital structure actions taken to improve our financial flexibility and liquidity.

On October 24, 2022, our Board of Directors authorized a $1.25 billion share repurchase program. This program was paused through the initial phase of the integration of the Ahern Rentals acquisition, and repurchases began in the first quarter of 2023. We have repurchased $1.00 billion under the program through December 31, 2023 and expect to complete the program in the first quarter of 2024. On January 24, 2024, our Board of Directors authorized a new $1.5 billion share repurchase program. We plan to begin repurchases under the new program following the planned completion of the existing $1.25 billion share repurchase program in the first quarter of 2024, and intend to purchase $1.25 billion under the new program in 2024 and then complete the program by the end of the first quarter of 2025. A 1 percent excise tax is imposed on "net repurchases" (certain purchases minus certain issuances) of common stock. The repurchases above, as well as the total program sizes, do not include the excise tax, which totaled $8 in 2023. Since 2012, we have repurchased a total of $5.965 billion (inclusive of immaterial excise taxes, which were first imposed in 2023) of Holdings' common stock under our share repurchase programs (comprised of seven programs that have ended and the current program).

Our Board of Directors also approved our first-ever quarterly dividend program in January 2023, and the first dividend under the program was paid in February 2023. We did not pay any dividends prior to 2023, and during 2023, we paid dividends totaling $406 ($5.92 per share, which equates to a quarterly dividend per share of $1.48). On January 24, 2024, our Board of Directors declared a quarterly dividend of $1.63 per share, payable on February 28, 2024 to stockholders of record on February 14, 2024.

Our principal existing sources of cash are cash generated from operations and from the sale of rental equipment, and borrowings available under our ABL and accounts receivable securitization facilities. As of December 31, 2023, we had cash and cash equivalents of $363. Cash equivalents at December 31, 2023 consist of direct obligations of financial institutions rated A or better. We believe that our existing sources of cash will be sufficient to support our existing operations over the next 12 months. The table below presents financial information associated with our principal sources of cash as of and for the year December 31, 2023:

ABL facility:

Borrowing capacity, net of letters of credit	$ 2,967
Outstanding debt, net of debt issuance costs	1,261
Interest rate at December 31, 2023	6.5 %
Average month-end principal amount of debt outstanding	1,694
Weighted-average interest rate on average debt outstanding	6.2 %
Maximum month-end principal amount of debt outstanding	1,848

Accounts receivable securitization facility (1):

Borrowing capacity	—
Outstanding debt, net of debt issuance costs	1,300
Interest rate at December 31, 2023	6.4 %
Average month-end principal amount of debt outstanding	1,171
Weighted-average interest rate on average debt outstanding	6.1 %
Maximum month-end principal amount of debt outstanding	1,300

_____

(1)   As discussed in note 12 to the consolidated financial statements, the accounts receivable securitization facility expires on June 24, 2024 and may be extended on a 364-day basis by mutual agreement with the purchasers under the facility.

We expect that our principal short-term (over the next 12 months) and long-term needs for cash relating to our operations will be to fund (i) operating activities and working capital, (ii) the purchase of rental equipment and inventory items offered for sale, (iii) payments due under operating leases, (iv) debt service, (v) share repurchases, (vi) dividends and (vii) acquisitions. We plan to fund such cash requirements from our existing sources of cash. In addition, we may seek additional financing through the securitization of some of our real estate, the use of additional operating leases or other financing sources as market conditions permit. The table below presents information on payments coming due under the most significant categories of our needs for cash (excluding operating cash flows pertaining to normal business operations, such as human capital costs, which are not accurately estimable) as of December 31, 2023:

	2024	2025	2026	2027	2028	Thereafter	Total
Debt and finance leases (1)	$ 1,465	$ 985	$ 34	$ 2,539	$ 1,677	$ 4,882	$ 11,582
Interest due on debt (2)	567	513	457	393	236	362	2,528
Operating leases (1)	295	259	219	168	115	275	1,331
Purchase obligations (3)	3,922	1	—	—	—	—	3,923

_____

(1)   The payments due with respect to a period represent (i) in the case of debt and finance leases, the scheduled principal payments due in such period, and (ii) in the case of operating leases, the payments due in such period for non-cancelable operating leases with initial or remaining terms of one year or more. See note 12 to the consolidated financial statements for further debt information, and note 13 for further finance lease and operating lease information.

(2)   Estimated interest payments have been calculated based on the principal amount of debt and the applicable interest rates as of December 31, 2023.

(3)   As of December 31, 2023, we had outstanding advance purchase orders, which were negotiated in the ordinary course of business, with our equipment and inventory suppliers. These purchase orders can generally be cancelled by us without cancellation penalties. The equipment and inventory receipts from

the suppliers pursuant to these purchase orders and the related payments to the suppliers are expected to be completed primarily throughout 2024.

The amount of our future capital expenditures will depend on a number of factors, including general economic conditions and growth prospects. We expect that we will fund such expenditures from cash generated from operations, proceeds from the sale of rental and non-rental equipment and, if required, borrowings available under the ABL and accounts receivable securitization facilities. Net payments for rental capital expenditures (defined as payments for purchases of rental equipment less the proceeds from sales of rental equipment) were $2.140 billion, $2.471 billion and $2.030 billion in 2023, 2022 and 2021, respectively.

To access the capital markets, we rely on credit rating agencies to assign ratings to our securities as an indicator of credit quality. Lower credit ratings generally result in higher borrowing costs and reduced access to debt capital markets. Credit ratings also affect the costs of derivative transactions, including interest rate and foreign currency derivative transactions. As a result, negative changes in our credit ratings could adversely impact our costs of funding. Our credit ratings as of January 22, 2024 were as follows:

	Corporate Rating	Outlook
Moody's	Ba1	Stable
Standard & Poor's	BB+	Stable

A security rating is not a recommendation to buy, sell or hold securities. There is no assurance that any rating will remain in effect for a given period of time or that any rating will not be revised or withdrawn by a rating agency in the future.

Loan Covenants and Compliance. As of December 31, 2023, we were in compliance with the covenants and other provisions of the ABL, accounts receivable securitization, term loan and repurchase facilities and the senior notes. Any failure to be in compliance with any material provision or covenant of these agreements could have a material adverse effect on our liquidity and operations.

The only financial covenant that currently exists under the ABL facility is the fixed charge coverage ratio. Subject to certain limited exceptions specified in the ABL facility, the fixed charge coverage ratio covenant under the ABL facility will only apply in the future if specified availability under the ABL facility falls below 10 percent of the maximum revolver amount under the ABL facility. When certain conditions are met, cash and cash equivalents and borrowing base collateral in excess of the ABL facility size may be included when calculating specified availability under the ABL facility. As of December 31, 2023, specified availability under the ABL facility exceeded the required threshold and, as a result, this financial covenant was inapplicable. Under our accounts receivable securitization facility, we are required, among other things, to maintain certain financial tests relating to: (i) the default ratio, (ii) the delinquency ratio, (iii) the dilution ratio and (iv) days sales outstanding. The accounts receivable securitization facility also requires us to comply with the fixed charge coverage ratio under the ABL facility, to the extent the ratio is applicable under the ABL facility.

Covenants in the agreements governing our ABL facility, term loan facility and certain other debt instruments impose limitations on our ability to make share repurchases and dividend payments, subject to important exceptions that would allow us to make such repurchases or payments under certain conditions. Based on our current total indebtedness leverage ratio (as defined in the applicable debt agreements) and usage of the ABL facility as of December 31, 2023, we met the criteria under the applicable debt agreements for these exceptions, and as a result we were not restricted in our ability to make share repurchases and dividend payments.

Sources and Uses of Cash. During 2023, we (i) generated cash from operating activities of $4.704 billion and (ii) generated cash from the sale of rental and non-rental equipment of $1.634 billion. We used cash during this period principally to (i) make payments for purchases of rental and non-rental equipment and intangible assets of $4.070 billion, (ii) purchase other companies for $574, (iii) purchase shares of our common stock for $1.070 billion and (iv) pay dividends of $406. During 2022, we (i) generated cash from operating activities of $4.433 billion, (ii) generated cash from the sale of rental and non-rental equipment of $989 and (iii) received cash from debt proceeds, net of payments, of $1.644 billion. We used cash during this period principally to (i) make payments for purchases of rental and non-rental equipment and intangible assets of $3.690 billion, (ii) purchase other companies for $2.340 billion and (iii) purchase shares of our common stock for $1.068 billion.

Free Cash Flow GAAP Reconciliation

We define "free cash flow" as net cash provided by operating activities less payments for purchases of, and plus proceeds from, equipment and intangible assets. The equipment and intangible asset items are included in cash flows from investing activities. Management believes that free cash flow provides useful additional information concerning cash flow available to meet future debt service obligations and working capital requirements. However, free cash flow is not a measure of financial performance or liquidity under GAAP. Accordingly, free cash flow should not be considered an alternative to net income or cash flow from operating activities as an indicator of operating performance or liquidity. The table below provides a reconciliation between net cash provided by operating activities and free cash flow.

	Year Ended December 31,					
	2023		**2022**		**2021**	
Net cash provided by operating activities	$	**4,704**	$	**4,433**	$	**3,689**
Payments for purchases of rental equipment		(3,714)		(3,436)		(2,998)
Payments for purchases of non-rental equipment and intangible assets		(356)		(254)		(200)
Proceeds from sales of rental equipment		1,574		965		968
Proceeds from sales of non-rental equipment		60		24		30
Insurance proceeds from damaged equipment		38		32		25
Free cash flow	$	**2,306**	$	**1,764**	$	**1,514**

Free cash flow for the year ended December 31, 2023 was $2.306 billion, an increase of $542 as compared to $1.764 billion for the year ended December 31, 2022. Free cash flow increased primarily due to lower payments for net rental capital expenditures (payments for purchases of rental equipment less the proceeds from sales of rental equipment), which decreased $331, or 13 percent, year-over-year, and increased net cash provided by operating activities.

Relationship between Holdings and URNA. Holdings is principally a holding company and primarily conducts its operations through its wholly owned subsidiary, URNA, and subsidiaries of URNA. Holdings licenses its tradename and other intangibles and provides certain services to URNA in connection with its operations. These services principally include: (i) senior management services; (ii) finance and tax-related services and support; (iii) information technology systems and support; (iv) acquisition-related services; (v) legal services; and (vi) human resource support. In addition, Holdings leases certain equipment and real property that are made available for use by URNA and its subsidiaries.

Information Regarding Guarantors of URNA Indebtedness

URNA is 100 percent owned by Holdings and has certain outstanding indebtedness that is guaranteed by both Holdings and, with the exception of its U.S. special purpose vehicle which holds receivable assets relating to the Company's accounts receivable securitization facility (the "SPV") and a foreign subsidiary holding company acquired in connection with the General Finance acquisition, all of URNA's U.S. subsidiaries (the "guarantor subsidiaries"). Other than the guarantee by our Canadian subsidiary of URNA's indebtedness under the ABL facility, none of URNA's indebtedness is guaranteed by URNA's foreign subsidiaries, the SPV, or the foreign subsidiary holding company acquired in connection with the General Finance acquisition (together, the "non-guarantor subsidiaries"). The receivable assets owned by the SPV have been sold or contributed by URNA to the SPV and are not available to satisfy the obligations of URNA or Holdings' other subsidiaries. Holdings consolidates each of URNA and the guarantor subsidiaries in its consolidated financial statements. URNA and the guarantor subsidiaries are all 100 percent-owned and controlled by Holdings. Holdings' guarantees of URNA's indebtedness are full and unconditional, except that the guarantees may be automatically released and relieved upon satisfaction of the requirements for legal defeasance or covenant defeasance under the applicable indenture being met. The Holdings guarantees are also subject to subordination provisions (to the same extent that the obligations of the issuer under the relevant notes are subordinated to other debt of the issuer) and to a standard limitation which provides that the maximum amount guaranteed by Holdings will not exceed the maximum amount that can be guaranteed without making the guarantee void under fraudulent conveyance laws.

The guarantees of Holdings and the guarantor subsidiaries are made on a joint and several basis. The guarantees of the guarantor subsidiaries are not full and unconditional because a guarantor subsidiary can be automatically released and relieved of its obligations under certain circumstances, including sale of the guarantor subsidiary, the sale of all or substantially all of the guarantor subsidiary's assets, the requirements for legal defeasance or covenant defeasance under the applicable indenture being met, designating the guarantor subsidiary as an unrestricted subsidiary for purposes of the applicable covenants or the notes being rated investment grade by both Standard & Poor's Ratings Services and Moody's Investors Service, Inc., or, in certain circumstances, another rating agency selected by URNA. Like the Holdings guarantees, the guarantees of the guarantor subsidiaries are subject to subordination provisions (to the same extent that the obligations of the issuer under the relevant notes are subordinated to other debt of the issuer) and to a standard limitation which provides that the maximum amount guaranteed by each guarantor will not exceed the maximum amount that can be guaranteed without making the guarantee void under fraudulent conveyance laws.

All of the existing guarantees by Holdings and the guarantor subsidiaries rank equally in right of payment with all of the guarantors' existing and future senior indebtedness. The secured indebtedness of Holdings and the guarantor subsidiaries (including guarantees of URNA's existing and future secured indebtedness) will rank effectively senior to guarantees of any unsecured indebtedness to the extent of the value of the assets securing such indebtedness. Future guarantees of subordinated indebtedness will rank junior to any existing and future senior indebtedness of the guarantors. The guarantees of URNA's indebtedness are effectively junior to any indebtedness of our subsidiaries that are not guarantors, including our foreign subsidiaries. As of December 31, 2023, the indebtedness of our non-guarantors was comprised of (i) $1.300 billion of outstanding borrowings by the SPV in connection with the Company's accounts receivable securitization facility, (ii) $99 of outstanding borrowings under the ABL facility by non-guarantor subsidiaries and (iii) $9 of finance leases of our non-guarantor subsidiaries.

Covenants in the agreements governing our ABL facility, term loan facility and certain other debt instruments impose limitations on our ability to make share repurchases and dividend payments, subject to important exceptions that would allow us to make such repurchases or payments under certain conditions. Based on our current total indebtedness leverage ratio (as defined in the applicable debt agreements) and usage of the ABL facility as of December 31, 2023, we met the criteria under the applicable debt agreements for these exceptions, and as a result we were not restricted in our ability to make share repurchases and dividend payments.

Based on our understanding of Rule 3-10 of Regulation S-X ("Rule 3-10"), we believe that Holdings' guarantees of URNA indebtedness comply with the conditions set forth in Rule 3-10, which enables us to present summarized financial information for Holdings, URNA and the consolidated guarantor subsidiaries in accordance with Rule 13-01 of Regulation S-X. The summarized financial information excludes the financial information of the non-guarantor subsidiaries. In accordance with Rule 3-10, separate financial statements of the guarantor subsidiaries have not been presented. Our presentation below excludes the investment in the non-guarantor subsidiaries and the related income from the non-guarantor subsidiaries.

The summarized financial information of Holdings, URNA and the guarantor subsidiaries on a combined basis is as follows:

	December 31, 2023
Total current assets	**$364**
Long-term receivable from non-guarantor subsidiaries	100
Other long-term assets	20,569
Total long-term assets	**20,669**
Total assets	**21,033**
Payable to non-guarantor subsidiaries	1
Other current liabilities	2,093
Total current liabilities	**2,094**
Long-term liabilities	13,464
Total liabilities	**15,558**

	Year Ended December 31, 2023
Total revenues	$13,059
Gross profit	5,309
Net income	2,122

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk primarily consists of (i) interest rate risk associated with our variable and fixed rate debt and (ii) foreign currency exchange rate risk associated with our foreign operations.

Interest Rate Risk. As of December 31, 2023, we had an aggregate of $3.6 billion of indebtedness that bears interest at variable rates, comprised of borrowings under the ABL, accounts receivable securitization, term loan and repurchase facilities. See note 12 to our consolidated financial statements for the amounts outstanding, and the interest rates thereon, as of December 31, 2023 under these facilities. As of December 31, 2023, based upon the amount of our variable rate debt outstanding, our annual after-tax earnings would decrease by approximately $27 for each one percentage point increase in the interest rates applicable to our variable rate debt.

The amount of variable rate indebtedness outstanding may fluctuate significantly. For additional information concerning the terms of our variable rate debt, see note 12 to our consolidated financial statements.

At December 31, 2023, we had an aggregate of $7.9 billion of indebtedness that bears interest at fixed rates. A one percentage point decrease in market interest rates as of December 31, 2023 would increase the fair value of our fixed rate indebtedness by approximately five percent. For additional information concerning the fair value and terms of our fixed rate debt, see note 11 (see "Fair Value of Financial Instruments") and note 12 to our consolidated financial statements.

Currency Exchange Risk. We primarily operate in the U.S. and Canada, and have a limited presence in Europe, Australia and New Zealand. During the year ended December 31, 2023, our foreign subsidiaries accounted for $1.269 billion, or 9 percent, of our total revenue of $14.332 billion, and $285, or 9 percent, of our total pretax income of $3.211 billion. Based on the size of our foreign operations relative to the Company as a whole, we do not believe that a 10 percent change in exchange rates would have a material impact on our earnings. We do not engage in purchasing forward exchange contracts for speculative purposes.

Item 8.   **Financial Statements and Supplementary Data**

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of United Rentals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United Rentals, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated January 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of Goodwill

Description of the Matter	At December 31, 2023, the Company's goodwill was $5.9 billion. As discussed in Note 2 to the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level. Also as described in Note 2, the Company determined that the fair value of its Mobile Storage reporting unit exceeded its carrying value by eight percent.
	Auditing management's annual goodwill impairment test for the Mobile Storage reporting unit was complex and judgmental due to the significant estimations required to determine the fair value of the reporting unit. In particular, the fair value estimates were sensitive to significant assumptions, including the discount rate and revenue growth rates, which are affected by expectations about future operational, rental industry market or economic conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill impairment review process for the Mobile Storage reporting unit, including controls over management's development and review of the significant assumptions described above and review of the reasonableness of the data utilized in the Company's valuation analysis.
	To test the fair value of the Company's Mobile Storage reporting unit, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We compared the significant assumptions used by management to current industry and economic trends, including key performance indicators, and evaluated whether changes in the company's business would affect the significant assumptions. We assessed the historical accuracy of management's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the Mobile Storage reporting unit that would result from changes in the assumptions. In performing our testing, we utilized internal valuation specialists to assist us in evaluating the Company's valuation model and related significant assumptions. In addition, we tested management's reconciliation of the fair value of the reporting unit to the market capitalization of the Company.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1997.

Stamford, Connecticut
January 24, 2024

UNITED RENTALS, INC.

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)

	December 31,		
	2023		2022
ASSETS			
Cash and cash equivalents	$ 363	$	106
Accounts receivable, net	2,230		2,004
Inventory	205		232
Prepaid expenses and other assets	135		381
Total current assets	2,933		2,723
Rental equipment, net	14,001		13,277
Property and equipment, net	903		839
Goodwill	5,940		6,026
Other intangible assets, net	670		452
Operating lease right-of-use assets	1,099		819
Other long-term assets	43		47
Total assets	**$ 25,589**	**$**	**24,183**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Short-term debt and current maturities of long-term debt	$ 1,465	$	161
Accounts payable	905		1,139
Accrued expenses and other liabilities	1,267		1,145
Total current liabilities	3,637		2,445
Long-term debt	10,053		11,209
Deferred taxes	2,701		2,671
Operating lease liabilities	895		642
Other long-term liabilities	173		154
Total liabilities	**17,459**		**17,121**
Common stock—$0.01 par value, 500,000,000 shares authorized, 115,010,396 and 67,269,577 shares issued and outstanding, respectively, at December 31, 2023 and 114,758,508 and 69,356,981 shares issued and outstanding, respectively, at December 31, 2022	1		1
Additional paid-in capital	2,650		2,626
Retained earnings	11,672		9,656
Treasury stock at cost—47,740,819 and 45,401,527 shares at December 31, 2023 and December 31, 2022, respectively	(5,965)		(4,957)
Accumulated other comprehensive loss	(228)		(264)
Total stockholders' equity	**8,130**		**7,062**
Total liabilities and stockholders' equity	**$ 25,589**	**$**	**24,183**

See accompanying notes.

UNITED RENTALS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share amounts)

	Year Ended December 31,					
	2023		**2022**		**2021**	
Revenues:						
Equipment rentals	$	12,064	$	10,116	$	8,207
Sales of rental equipment		1,574		965		968
Sales of new equipment		218		154		203
Contractor supplies sales		146		126		109
Service and other revenues		330		281		229
Total revenues		**14,332**		**11,642**		**9,716**
Cost of revenues:						
Cost of equipment rentals, excluding depreciation		4,900		4,018		3,329
Depreciation of rental equipment		2,350		1,853		1,611
Cost of rental equipment sales		788		399		537
Cost of new equipment sales		179		124		169
Cost of contractor supplies sales		99		84		78
Cost of service and other revenues		203		168		139
Total cost of revenues		**8,519**		**6,646**		**5,863**
Gross profit		**5,813**		**4,996**		**3,853**
Selling, general and administrative expenses		1,527		1,400		1,199
Merger related costs		—		—		3
Restructuring charge		28		—		2
Non-rental depreciation and amortization		431		364		372
Operating income		**3,827**		**3,232**		**2,277**
Interest expense, net		635		445		424
Other (income) expense, net		(19)		(15)		7
Income before provision for income taxes		3,211		2,802		1,846
Provision for income taxes		787		697		460
Net income	$	**2,424**	$	**2,105**	$	**1,386**
Basic earnings per share	$	35.40	$	29.77	$	19.14
Diluted earnings per share	$	35.28	$	29.65	$	19.04

See accompanying notes.

UNITED RENTALS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income	$ 2,424	$ 2,105	$ 1,386
Other comprehensive income (loss):			
Foreign currency translation adjustments (1)	37	(93)	(26)
Fixed price diesel swaps	(1)	—	1
Other comprehensive income (loss) (1)	36	(93)	(25)
Comprehensive income	**$ 2,460**	**$ 2,012**	**$ 1,361**

(1)   There were no material reclassifications from accumulated other comprehensive loss reflected in other comprehensive income (loss) during the years ended December 31, 2023, 2022 or 2021. There was no material tax impact related to the foreign currency translation adjustments during the years ended December 31, 2023, 2022 or 2021. See note 14 to the consolidated financial statements for a discussion addressing our determination pertaining to the permanent reinvestment of unremitted foreign earnings. There were no material taxes associated with other comprehensive income (loss) during the years ended December 31, 2023, 2022 or 2021.

See accompanying notes.

UNITED RENTALS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions)

	Common Stock		Additional		Treasury Stock		Accumulated Other
	Number of Shares (1)	Amount	Paid-in Capital	Retained Earnings	Number of Shares	Amount	Comprehensive (Loss) Income (2)
Balance at January 1, 2021	**72**	**$ 1**	**$ 2,482**	**$ 6,165**	**42**	**$ (3,957)**	**$ (146)**
Net income				1,386			
Foreign currency translation adjustments							(26)
Fixed price diesel swaps							1
Stock compensation expense, net	—		119				
Tax withholding for share based compensation			(34)				
Balance at December 31, 2021	**72**	**$ 1**	**$ 2,567**	**$ 7,551**	**42**	**$ (3,957)**	**$ (171)**
Net income				2,105			
Foreign currency translation adjustments							(93)
Stock compensation expense, net	—		127				
Tax withholding for share based compensation			(68)				
Repurchase of common stock	(3)				3	(1,000)	
Balance at December 31, 2022	**69**	**$ 1**	**$ 2,626**	**$ 9,656**	**45**	**$ (4,957)**	**$ (264)**
Net income				2,424			
Dividends declared (3)				(408)			
Foreign currency translation adjustments							37
Fixed price diesel swaps							(1)
Stock compensation expense, net	—		94				
Tax withholding for share based compensation			(70)				
Repurchase of common stock	(3)				3	(1,008)	
Balance at December 31, 2023	**67**	**$ 1**	**$ 2,650**	**$ 11,672**	**48**	**$ (5,965)**	**$ (228)**

(1) Amounts may not foot due to rounding.
(2) As of December 31, 2023, 2022 and 2021, the Accumulated Other Comprehensive Loss balance primarily reflects foreign currency translation adjustments.
(3) In January 2023, our Board of Directors approved our first-ever quarterly dividend program (accordingly, there were no dividends declared during 2022 or 2021). We declared dividends of $5.92 per share during the year ended December 31, 2023.

See accompanying notes.

UNITED RENTALS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2023	2022	2021
		(In millions)	
Cash Flows From Operating Activities:			
Net income	$ 2,424	$ 2,105	$ 1,386
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,781	2,217	1,983
Amortization of deferred financing costs and original issue discounts	14	13	13
Gain on sales of rental equipment	(786)	(566)	(431)
Gain on sales of non-rental equipment	(21)	(9)	(10)
Insurance proceeds from damaged equipment	(38)	(32)	(25)
Stock compensation expense, net	94	127	119
Merger related costs	—	—	3
Restructuring charge	28	—	2
Loss on repurchase/redemption of debt securities	—	17	30
Increase in deferred taxes	35	537	268
Changes in operating assets and liabilities, net of amounts acquired:			
Increase in accounts receivable	(167)	(329)	(300)
Decrease (increase) in inventory	19	(25)	9
Decrease (increase) in prepaid expenses and other assets	281	(164)	248
(Decrease) increase in accounts payable	(45)	304	307
Increase in accrued expenses and other liabilities	85	238	87
Net cash provided by operating activities	**4,704**	**4,433**	**3,689**
Cash Flows From Investing Activities:			
Payments for purchases of rental equipment	(3,714)	(3,436)	(2,998)
Payments for purchases of non-rental equipment and intangible assets	(356)	(254)	(200)
Proceeds from sales of rental equipment	1,574	965	968
Proceeds from sales of non-rental equipment	60	24	30
Insurance proceeds from damaged equipment	38	32	25
Purchases of other companies, net of cash acquired	(574)	(2,340)	(1,436)
Purchases of investments	(4)	(7)	—
Net cash used in investing activities	**(2,976)**	**(5,016)**	**(3,611)**
Cash Flows From Financing Activities:			
Proceeds from debt	8,576	9,885	8,364
Payments of debt	(8,574)	(8,241)	(8,462)
Payments of financing costs	—	(24)	(8)
Dividends paid	(406)	—	—
Common stock repurchased, including tax withholdings for share based compensation	(1,070)	(1,068)	(34)
Net cash (used in) provided by financing activities	**(1,474)**	**552**	**(140)**
Effect of foreign exchange rates	3	(7)	4
Net increase (decrease) in cash and cash equivalents	**257**	**(38)**	**(58)**
Cash and cash equivalents at beginning of year	106	144	202
Cash and cash equivalents at end of year	**$ 363**	**$ 106**	**$ 144**
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 614	$ 406	$ 391
Cash paid for income taxes, net	493	326	202

See accompanying notes.

UNITED RENTALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share data and unless otherwise indicated)

1. Organization, Description of Business and Consolidation

United Rentals, Inc. ("Holdings") is principally a holding company and conducts its operations primarily through its wholly owned subsidiary, United Rentals (North America), Inc. ("URNA"), and subsidiaries of URNA. Holdings' primary asset is its sole ownership of all issued and outstanding shares of common stock of URNA. URNA's various credit agreements and debt instruments place restrictions on its ability to transfer funds to its stockholder. As used in this report, the terms the "Company," "United Rentals," "we," "us," and "our" refer to United Rentals, Inc. and its subsidiaries, unless otherwise indicated.

We rent equipment to a diverse customer base that includes construction and industrial companies, manufacturers, utilities, municipalities, homeowners and government entities. We primarily operate in the United States and Canada, and have a limited presence in Europe, Australia and New Zealand. In addition to renting equipment, we sell new and used rental equipment, as well as related contractor supplies, parts and service.

The accompanying consolidated financial statements include our accounts and those of our controlled subsidiary companies. All significant intercompany accounts and transactions have been eliminated. We consolidate variable interest entities if we are deemed the primary beneficiary of the entity.

2. Summary of Significant Accounting Policies

Cash Equivalents

We consider all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Credit Losses

We maintain allowances for credit losses. These allowances reflect our estimate of the amount of our receivables that we will be unable to collect based on historical write-off experience and, as applicable, current conditions and reasonable and supportable forecasts that affect collectibility. Our estimate could require change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease our allowances. Trade receivables that have contractual maturities of one year or less are written-off when they are determined to be uncollectible based on the criteria necessary to qualify as a deduction for federal tax purposes. Write-offs of such receivables require management approval based on specified dollar thresholds. See note 3 to our consolidated financial statements for further detail.

Inventory

Inventory consists of new equipment, contractor supplies, tools, parts, fuel and related supply items. Inventory is stated at the lower of cost or market. Cost is determined, depending on the type of inventory, using either a specific identification or weighted-average method.

Rental Equipment

Rental equipment, which includes service and delivery vehicles, is recorded at cost and depreciated over the estimated useful life of the equipment using the straight-line method. The range of estimated useful lives for rental equipment is two to 20 years. Rental equipment is depreciated to a salvage value of zero to 50 percent of cost. The weighted average salvage value of our rental equipment is 12 percent of cost. Rental equipment is depreciated whether or not it is out on rent.

Accounts payable as of December 31, 2023 includes $74 of amounts due but unpaid for purchases of rental equipment. The net impact of accrued purchases of rental equipment was not material for the years ended December 31, 2022 and 2021.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The range of estimated useful lives for property and equipment is three to 40 years. Ordinary repair and maintenance costs are charged to expense as incurred. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining life of the lease, whichever is shorter.

Acquisition Accounting

We have made a number of acquisitions in the past and may continue to make acquisitions in the future. The assets acquired and liabilities assumed are recorded based on their respective fair values at the date of acquisition. Long-lived assets (principally rental equipment), goodwill and other intangible assets generally represent the largest components of our acquisitions. Rental equipment is valued utilizing either a cost, market or income approach, or a combination of certain of these methods, depending on the asset being valued and the availability of market or income data. Goodwill is calculated as the excess of the cost of the acquired business over the net of the fair value of the assets acquired and the liabilities assumed. The intangible assets that we have acquired are non-compete agreements, customer relationships and trade names and associated trademarks. The estimated fair values of these intangible assets reflect various assumptions about discount rates, revenue growth rates, operating margins, terminal values, useful lives and other prospective financial information. Non-compete agreements, customer relationships and trade names and associated trademarks are valued based on an excess earnings or income approach based on projected cash flows.

Determining the fair value of the assets and liabilities acquired can be judgmental in nature and can involve the use of significant estimates and assumptions. The judgments made in determining the estimated fair value assigned to the assets acquired, as well as the estimated life of the assets, can materially impact net income in periods subsequent to the acquisition through depreciation and amortization, and in certain instances through impairment charges, if the asset becomes impaired in the future. As discussed below, we regularly review for impairments.

When we make an acquisition, we also acquire other assets and assume liabilities. These other assets and liabilities typically include, but are not limited to, parts inventory, accounts receivable, accounts payable and other working capital items. Because of their short-term nature, the fair values of these other assets and liabilities generally approximate the book values on the acquired entities' balance sheets.

Evaluation of Goodwill Impairment

Goodwill is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Application of the goodwill impairment test requires judgment, including: the identification of reporting units; assignment of assets and liabilities to reporting units; assignment of goodwill to reporting units; determination of the fair value of each reporting unit; and an assumption as to the form of the transaction in which the reporting unit would be acquired by a market participant (either a taxable or nontaxable transaction).

When conducting the goodwill impairment test, we are required to compare the fair value of our reporting units (which are our regions) with the carrying amount. As discussed in note 5 to our consolidated financial statements, our divisions are our operating segments. We conduct the goodwill impairment test at the reporting unit level, which is one level below the operating segment level.

Financial Accounting Standards Board ("FASB") guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We estimate the fair value of our reporting units using a combination of an income approach based on the present value of estimated future cash flows and a market approach based on market price data of shares of our Company and other corporations engaged in similar businesses as well as acquisition multiples paid in recent transactions. We believe this approach, which utilizes multiple valuation techniques, yields the most appropriate evidence of fair value.

In connection with our goodwill impairment test that was conducted as of October 1, 2023, we bypassed the optional qualitative assessment for each reporting unit and quantitatively compared the fair values of our reporting units with their carrying amounts. Our goodwill impairment testing as of this date indicated that all of our reporting units, excluding our Mobile Storage reporting unit, had estimated fair values which exceeded their respective carrying amounts by at least 54 percent. We completed the acquisition of General Finance in May 2021, and all of the assets in the Mobile Storage reporting unit were acquired in the General Finance acquisition. The estimated fair value of our Mobile Storage reporting unit exceeded its carrying amount by eight percent. As all of the assets in the Mobile Storage reporting unit were recorded at fair value as of the May 2021 acquisition date, we expected the percentage by which the fair value for this reporting unit exceeded the carrying value to be significantly less than the equivalent percentages determined for our other reporting units.

In connection with our goodwill impairment test that was conducted as of October 1, 2022, we bypassed the optional qualitative assessment for each reporting unit and quantitatively compared the fair values of our reporting units with their carrying amounts. Our goodwill impairment testing as of this date indicated that all of our reporting units, excluding our Mobile Storage reporting unit, had estimated fair values which exceeded their respective carrying amounts by at least 37 percent. We completed the acquisition of General Finance in May 2021, and all of the assets in the Mobile Storage reporting unit were acquired in the General Finance acquisition. The estimated fair value of our Mobile Storage reporting unit exceeded its carrying amount by eight percent. As all of the assets in the Mobile Storage reporting unit were recorded at fair value as of the May 2021 acquisition date, we expected the percentages by which the fair values for this reporting unit exceeded the carrying value to be significantly less than the equivalent percentages determined for our other reporting units.

Other Intangible Assets

Other intangible assets consist of non-compete agreements, customer relationships and trade names and associated trademarks. The non-compete agreements are being amortized on a straight-line basis over initial periods of approximately five years. The customer relationships are being amortized either using the sum of the years' digits method or on a straight-line basis over initial periods generally ranging from eight to 15 years. The trade names and associated trademarks are being amortized using the sum of the years' digits method over initial periods of approximately five years. We believe that the amortization methods used reflect the estimated pattern in which the economic benefits will be consumed.

Long-Lived Assets

Long-lived assets are recorded at the lower of amortized cost or fair value. As part of an ongoing review of the valuation of long-lived assets, we assess the carrying value of such assets if facts and circumstances suggest they may be impaired. If this review indicates the carrying value of such an asset may not be recoverable, as determined by an undiscounted cash flow analysis over the remaining useful life, the carrying value would be reduced to its estimated fair value.

Translation of Foreign Currency

Assets and liabilities of our foreign subsidiaries that have a functional currency other than U.S. dollars are translated into U.S. dollars using exchange rates at the balance sheet date. Revenues and expenses are translated at average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive (loss) income within stockholders' equity.

Revenue Recognition

As discussed in note 3 to our consolidated financial statements, we recognize revenue in accordance with two different accounting standards: 1) Topic 606 (which addresses revenue from contracts with customers) and 2) Topic 842 (which addresses lease revenue). As discussed in note 3, most of our revenue is accounted for under Topic 842. The discussion below addresses our primary revenue types based on the accounting standard used to determine the accounting.

Lease revenues (Topic 842)

The accounting for the significant types of revenue that are accounted for under Topic 842 is discussed below.

Owned equipment rentals: Owned equipment rentals represent revenues from renting equipment that we own. We account for such rentals as operating leases.

Re-rent revenue: Re-rent revenue reflects revenues from equipment that we rent from vendors and then rent to our customers. We account for such rentals as subleases. The accounting for re-rent revenue is the same as the accounting for owned equipment rentals described above.

Revenues from contracts with customers (Topic 606)

The accounting for the significant types of revenue that are accounted for under Topic 606 is discussed below.

Delivery and pick-up: Delivery and pick-up revenue associated with renting equipment is recognized when the service is performed.

Sales of rental equipment, new equipment and contractor supplies are recognized at the time of delivery to, or pick-up by, the customer and when collectibility is probable.

Service and other revenues primarily represent revenues earned from providing repair and maintenance services on our customers' fleet (including parts sales). Service revenue is recognized as the services are performed.

See note 3 to our consolidated financial statements for further discussion of our revenue accounting.

Delivery Expense

Equipment rentals include our revenues from fees we charge for equipment delivery. Delivery costs are charged to operations as incurred, and are included in cost of revenues on our consolidated statements of income.

Advertising Expense

We promote our business through local and national advertising in various media, including television, trade publications, branded sponsorships, yellow pages, the internet, radio and direct mail. Advertising costs are generally expensed as incurred. These costs may include the development costs for branded content and advertising campaigns. Advertising expense, net of the qualified advertising reimbursements discussed below, was not material for the years ended December 31, 2023, 2022 and 2021.

We receive reimbursements for advertising that promotes a vendor's products or services. Such reimbursements that meet the applicable criteria under U.S. generally accepted accounting principles ("GAAP") are offset against advertising costs in the period in which we recognize the incremental advertising cost. The amounts of qualified advertising reimbursements that reduced advertising expense were $44, $53 and $49 for the years ended December 31, 2023, 2022 and 2021, respectively.

Insurance

We are insured for general liability, workers' compensation and automobile liability, subject to deductibles or self-insured retentions per occurrence. Losses within the deductible amounts are accrued based upon the aggregate liability for reported claims incurred, as well as an estimated liability for claims incurred but not yet reported. These liabilities are not discounted. We are also self-insured for group medical claims but purchase "stop loss" insurance as protection against any one significant loss.

Income Taxes

We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not to be realized in future periods. The most significant positive evidence that we consider in the recognition of deferred tax assets is the expected reversal of cumulative deferred tax liabilities resulting from book versus tax depreciation of our rental equipment fleet that is well in excess of the deferred tax assets.

We use a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return regarding uncertainties in income tax positions. The first step is recognition: we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority with full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset or an increase in a deferred tax liability.

We have historically considered the undistributed earnings of our foreign subsidiaries to be indefinitely reinvested, and, accordingly, no taxes were provided on such earnings prior to the fourth quarter of 2020. In 2021, we remitted the cumulative amount of identified cash in our foreign operations in excess of near-term working capital needs. The taxes recorded associated with the remitted cash were immaterial. We continue to expect that the remaining balance of our undistributed foreign earnings will be indefinitely reinvested. If we determine that all or a portion of such foreign earnings are no longer indefinitely reinvested, we may be subject to additional foreign withholding taxes and U.S. state income taxes.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates impact the calculation of the allowance for credit losses, depreciation and amortization, income taxes and reserves for claims. Actual results could materially differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk include cash and cash equivalents and accounts receivable. We maintain cash and cash equivalents with high quality financial institutions. Concentration of credit risk with respect to receivables is limited because a large number of geographically diverse customers makes up our customer base (see note 3 to our consolidated financial statements for further detail). We manage credit risk through credit approvals, credit limits and other monitoring procedures.

Stock-Based Compensation

We measure stock-based compensation at the grant date based on the fair value of the award and recognize stock-based compensation expense over the requisite service period. Determining the fair value of stock option awards requires judgment, including estimating stock price volatility and expected option life. Restricted stock awards are valued based on the fair value of the stock on the grant date and the related compensation expense is recognized over the service period. Similarly, for time-based restricted stock awards subject to graded vesting, we recognize compensation cost on a straight-line basis over the requisite service period. For performance-based restricted stock units ("RSUs"), compensation expense is recognized if satisfaction of the performance condition is considered probable. We recognize forfeitures of stock-based compensation as they occur.

New Accounting Pronouncements

Improvements to Reportable Segment Disclosures. In November 2023, the FASB issued ASU 2023-07, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require, among other things, disclosure of significant segment expenses that are regularly provided to an entity's chief operating decision maker ("CODM") and a description of other segment items (the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment, as well as disclosure of the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Annual disclosures are required for fiscal years beginning after December 15, 2023 and interim disclosures are required for periods within fiscal years beginning after December 15, 2024. Retrospective application is required, and early adoption is permitted. These requirements are not expected to have an impact on our financial statements, but will result in significantly expanded reportable segment disclosures.

Improvements to Income Tax Disclosures. In December 2023, the FASB issued ASU 2023-09, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, may be applied prospectively or retrospectively, and allows for early adoption. These requirements are not expected to have an impact on our financial statements, but will impact our income tax disclosures.

Accounting Guidance Adopted in 2023

Reference Rate Reform. In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides temporary optional expedients and exceptions to accounting guidance on contract modifications and hedge accounting to ease entities' financial reporting burdens as the market transitions from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. This guidance generally allows for contract modifications solely related to the replacement of the reference rate to be accounted for as a continuation of the existing contract instead of as an extinguishment of the contract, without triggering certain accounting impacts that could be required associated with an extinguishment of the contract. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, to expand the scope of this guidance to include derivatives. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which extends the period of time entities can utilize the reference rate reform relief guidance under ASU 2020-04 from December 31, 2022, to December 31, 2024. In April 2023, our term loan facility was amended to transition to an interest rate based on the Secured Overnight Financing Rate ("SOFR"). Prior to the amendment, interest on the term loan facility reflected LIBOR plus a margin (or an alternative base rate plus a margin). We applied the above guidance when accounting for the term loan facility amendment, and adoption of this guidance did not have a material impact on our financial statements. As of December 31, 2023, we have no debt instruments that use LIBOR as a reference rate, and this guidance is not expected to have a material impact on our financial statements in the future.

3. Revenue Recognition

Revenue Recognition Accounting Standards

We recognize revenue in accordance with two different accounting standards: 1) Topic 606 (which addresses revenue from contracts with customers) and 2) Topic 842 (which addresses lease revenue). Under Topic 606, revenue from contracts with customers is measured based on the consideration specified in the contract with the customer, and excludes any sales incentives and amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service to a customer, and is the unit of account under Topic 606. As reflected below, most of our revenue is accounted for under Topic 842. Our contracts with customers generally do not include multiple performance obligations. We recognize revenue when we satisfy a performance obligation by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for such products or services.

Nature of goods and services

In the following table, revenue is summarized by type and by the applicable accounting standard.

	Year Ended December 31,								
	2023			2022			2021		
	Topic 842	Topic 606	Total	Topic 842	Topic 606	Total	Topic 842	Topic 606	Total
Revenues:									
Owned equipment rentals	$ 9,948	$ —	$ 9,948	$ 8,310	$ —	$ 8,310	$ 6,840	$ —	$ 6,840
Re-rent revenue	233	—	233	235	—	235	194	—	194
Ancillary and other rental revenues:									
Delivery and pick-up	—	941	941	—	799	799	—	616	616
Other	756	186	942	596	176	772	426	131	557
Total ancillary and other rental revenues	756	1,127	1,883	596	975	1,571	426	747	1,173
Total equipment rentals	**10,937**	**1,127**	**12,064**	**9,141**	**975**	**10,116**	**7,460**	**747**	**8,207**
Sales of rental equipment	—	1,574	1,574	—	965	965	—	968	968
Sales of new equipment	—	218	218	—	154	154	—	203	203
Contractor supplies sales	—	146	146	—	126	126	—	109	109
Service and other revenues	—	330	330	—	281	281	—	229	229
Total revenues	**$ 10,937**	**$ 3,395**	**$ 14,332**	**$ 9,141**	**$ 2,501**	**$ 11,642**	**$ 7,460**	**$ 2,256**	**$ 9,716**

Revenues by reportable segment and geographical market are presented in note 5 of the consolidated financial statements using the revenue captions reflected in our consolidated statements of operations. The majority of our revenue is recognized in our general rentals segment and in the U.S. (for the year ended December 31, 2023, 75 percent and 91 percent, respectively). We believe that the disaggregation of our revenue from contracts to customers as reflected above, coupled with the further discussion below and the reportable segment and geographical market disclosures in note 5, depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors.

Lease revenues (Topic 842)

The accounting for the types of revenue that are accounted for under Topic 842 is discussed below.

Owned equipment rentals represent our most significant revenue type (they accounted for 69 percent of total revenues for the year ended December 31, 2023) and are governed by our standard rental contract. We account for such rentals as operating leases. The lease terms are included in our contracts, and the determination of whether our contracts contain leases generally does not require significant assumptions or judgments. Our lease revenues do not include material amounts of variable payments.

Owned equipment rentals: Owned equipment rentals represent revenues from renting equipment that we own. We do not generally provide an option for the lessee to purchase the rented equipment at the end of the lease, and do not generate material revenue from sales of equipment under such options.

We recognize revenues from renting equipment on a straight-line basis. Our rental contract periods are hourly, daily, weekly or monthly. By way of example, if a customer were to rent a piece of equipment and the daily, weekly and monthly rental rates for that particular piece were (in actual dollars) $100, $300 and $900, respectively, we would recognize revenue of $32.14 per day. The daily rate for recognition purposes is calculated by dividing the monthly rate of $900 by the monthly term of 28 days. This daily rate assumes that the equipment will be on rent for the full 28 days, as we are unsure of when the customer will return the equipment and therefore unsure of which rental contract period will apply.

As part of this straight-line methodology, when the equipment is returned, we recognize as incremental revenue the excess, if any, between the amount the customer is contractually required to pay, which is based on the rental contract period applicable to the actual number of days the equipment was out on rent, over the cumulative amount of revenue recognized to date. In any given accounting period, we will have customers return equipment and be contractually required to pay us more than the cumulative amount of revenue recognized to date under the straight-line methodology. For instance, continuing the above example, if the customer rented the above piece of equipment on December 29 and returned it at the close of business on January 1, we would recognize incremental revenue on January 1 of $171.44 (in actual dollars, representing the difference between the amount the customer is contractually required to pay, or $300 at the weekly rate, and the cumulative amount recognized to date on a straight-line basis, or $128.56, which represents four days at $32.14 per day).

We record amounts billed to customers in excess of recognizable revenue as deferred revenue on our balance sheet. We had deferred revenue (associated with both Topic 842 and Topic 606) of $138 and $131 as of December 31, 2023 and 2022, respectively.

As noted above, we are unsure of when the customer will return rented equipment. As such, we do not know how much the customer will owe us upon return of the equipment and cannot provide a maturity analysis of future lease payments. Our equipment is generally rented for short periods of time (significantly less than a year). Lessees do not provide residual value guarantees on rented equipment.

We expect to derive significant future benefits from our equipment following the end of the rental term. Our rentals are generally short-term in nature, and our equipment is typically rented for the majority of the time that we own it. We additionally recognize revenue from sales of rental equipment when we dispose of the equipment.

Re-rent revenue: Re-rent revenue reflects revenues from equipment that we rent from vendors and then rent to our customers. We account for such rentals as subleases. The accounting for re-rent revenue is the same as the accounting for owned equipment rentals described above.

"Other" equipment rental revenue is primarily comprised of 1) Rental Protection Plan (or "RPP") revenue associated with the damage waiver customers can purchase when they rent our equipment to protect against potential loss or damage, 2) environmental charges associated with the rental of equipment, 3) charges for rented equipment that is damaged by our customers and 4) charges for setup and other services performed on rented equipment.

Revenues from contracts with customers (Topic 606)

The accounting for the types of revenue that are accounted for under Topic 606 is discussed below. Substantially all of our revenues under Topic 606 are recognized at a point-in-time rather than over time.

Delivery and pick-up: Delivery and pick-up revenue associated with renting equipment is recognized when the service is performed.

"Other" equipment rental revenue is primarily comprised of revenues associated with the consumption of fuel by our customers which are recognized when the equipment is returned by the customer (and consumption, if any, can be measured).

Sales of rental equipment, new equipment and contractor supplies are recognized at the time of delivery to, or pick-up by, the customer and when collectibility is probable.

Service and other revenues primarily represent revenues earned from providing repair and maintenance services on our customers' fleet (including parts sales). Service revenue is recognized as the services are performed.

Receivables and contract assets and liabilities

As reflected above, most of our equipment rental revenue is accounted for under Topic 842 (such revenue represented 76 percent of our total revenues for the year ended December 31, 2023). The customers that are responsible for the remaining revenue that is accounted for under Topic 606 are generally the same customers that rent our equipment. We manage credit risk associated with our accounts receivables at the customer level. Because the same customers generate the revenues that are accounted for under both Topic 606 and Topic 842, the discussions below on credit risk and our allowance for credit losses address receivables arising from revenues from both Topic 606 and Topic 842.

Concentration of credit risk with respect to our receivables is limited because a large number of geographically diverse customers makes up our customer base. Our largest customer accounted for less than one percent of total revenues in each of 2023, 2022, and 2021. Our customer with the largest receivable balance represented approximately one percent of total receivables at December 31, 2023 and 2022. We manage credit risk through credit approvals, credit limits and other monitoring procedures.

Our allowance for credit losses reflects our estimate of the amount of our receivables that we will be unable to collect based on historical write-off experience and, as applicable, current conditions and reasonable and supportable forecasts that affect collectibility. Our estimate could require change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease our allowance. Trade receivables that have contractual maturities of one year or less are written-off when they are determined to be uncollectible based on the criteria necessary to qualify as a deduction for federal tax purposes. Write-offs of such receivables require management approval based on specified dollar thresholds. See the table below for a rollforward of our allowance for credit losses.

The measurement of expected credit losses is based on relevant information from past events, including historical experiences, current conditions and reasonable and supportable forecasts that affect collectibility. Trade receivables are the only material financial asset we have that is subject to the requirement to measure expected credit losses as noted above, as this requirement does not apply to receivables arising from operating lease revenues. Substantially all of our non-lease trade receivables are due in one year or less. As discussed above, most of our equipment rental revenue is accounted for as lease revenue (such revenue represented 76 percent of our total revenues for the year ended December 31, 2023), and these revenues account for corresponding portions of the $2.230 billion of net accounts receivable and the associated allowance for credit losses of $169 as of December 31, 2023.

As discussed above, most of our equipment rental revenue is accounted for under Topic 842. The customers that are responsible for the remaining revenue that is accounted for under Topic 606 are generally the same customers that rent our equipment. We manage credit risk associated with our accounts receivables at the customer level. The rollforward of our allowance for credit losses (in total, and associated with revenues arising from both Topic 606 and Topic 842) is shown below.

	Year ended December 31,		
	2023	2022	2021
Beginning balance	$ 134	$ 112	$ 108
Charged to costs and expenses (1)	14	11	5
Charged to revenue (2)	60	49	31
Deductions and other (3)	(39)	(38)	(32)
Ending balance	$ 169	$ 134	$ 112

_____

(1)   Reflects bad debt expenses recognized within selling, general and administrative expenses (associated with Topic 606 revenues).
(2)   Primarily reflects credit losses associated with lease revenues that were recognized as a reduction to equipment rentals revenue (primarily associated with Topic 842 revenues).
(3)   Primarily represents write-offs of accounts, net of immaterial recoveries and other activity.

We do not have material contract assets, or impairment losses associated therewith, or material contract liabilities, associated with contracts with customers. Our contracts with customers do not generally result in material amounts billed to customers in excess of recognizable revenue. We did not recognize material revenue during the years ended December 31, 2023 and December 31, 2022 that was included in the contract liability balance as of the beginning of such periods.

Performance obligations

Most of our Topic 606 revenue is recognized at a point-in-time, rather than over time. Accordingly, in any particular period, we do not generally recognize a significant amount of revenue from performance obligations satisfied (or partially satisfied) in previous periods, and the amounts of such revenue recognized during the years ended December 31, 2023 and December 31, 2022 were not material. We also do not expect to recognize material revenue in the future related to performance obligations that were unsatisfied (or partially unsatisfied) as of December 31, 2023.

Payment terms

Our Topic 606 revenues do not include material amounts of variable consideration. Our payment terms vary by the type and location of our customer and the products or services offered. The time between invoicing and when payment is due is not significant. Our contracts do not generally include a significant financing component. For certain products or services and customer types, we require payment before the products or services are delivered to the customer. Our contracts with customers do not generally result in significant obligations associated with returns, refunds or warranties. See above for a discussion of how we manage credit risk.

Revenue is recognized net of taxes collected from customers, which are subsequently remitted to governmental authorities.

Contract costs

We do not recognize any assets associated with the incremental costs of obtaining a contract with a customer (for example, a sales commission) that we expect to recover. Most of our revenue is recognized at a point-in-time or over a period of one year or less, and we use the practical expedient that allows us to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that we otherwise would have recognized is one year or less.

Contract estimates and judgments

Our revenues accounted for under Topic 606 generally do not require significant estimates or judgments, primarily for the following reasons:

- The transaction price is generally fixed and stated in our contracts;

- As noted above, our contracts generally do not include multiple performance obligations, and accordingly do not generally require estimates of the standalone selling price for each performance obligation;

- Our revenues do not include material amounts of variable consideration, or result in significant obligations associated with returns, refunds or warranties; and

- Most of our revenue is recognized as of a point-in-time and the timing of the satisfaction of the applicable performance obligations is readily determinable. As noted above, our Topic 606 revenue is generally recognized at the time of delivery to, or pick-up by, the customer.

Our revenues accounted for under Topic 842 also generally do not require significant estimates or judgments. We monitor and review our estimated standalone selling prices on a regular basis.

4. Acquisitions

On December 7, 2022, we completed the acquisition of assets of Ahern Rentals, Inc. ("Ahern Rentals"), which was accounted for as a business combination. Ahern Rentals was the eighth largest equipment rental company in North America and served customers primarily in the construction and industrial sectors across 30 states. The acquisition:

- Increased capacity in key geographies, with concentrations on both U.S. coasts and in the Gulf region;

- Increased availability of high-demand aerial and material handling equipment for our customers; and

- Created immediate cross-sell opportunities to an expanded customer base.

The aggregate consideration paid to acquire Ahern Rentals was $1.988 billion. The acquisition and related fees and expenses were funded through the issuance of $1.5 billion principal amount of 6 percent Senior Secured Notes and drawings on our senior secured asset-based revolving credit facility ("ABL facility").

During the year ended December 31, 2023, we recognized measurement period adjustments primarily to establish the fair values for intangible assets and lease assets and liabilities. These adjustments resulted in a substantial reduction to goodwill versus the previously reported amount (see note 9 to the consolidated financial statements for further discussion of goodwill changes). Non-rental depreciation and amortization for the year ended December 31, 2023 includes $7 of intangible asset amortization that would have been recognized in 2022 if the intangible asset values had been established as of December 31, 2022. The following table summarizes the fair values of the assets acquired and liabilities assumed.

Inventory		$ 20
Rental equipment		1,232
Property and equipment		186
Intangible assets (1)		428
Operating lease right-of-use assets		211
Other assets		10
Total identifiable assets acquired		**2,087**
Accounts payable, accrued expenses and other liabilities		(24)
Operating lease liabilities		(199)
Debt (finance leases)		(38)
Total liabilities assumed		**(261)**
Net identifiable assets acquired		1,826
Goodwill (2)		162
Net assets acquired		**$ 1,988**

(1)　　　The following table reflects the fair values and useful lives of the acquired intangible assets identified based on our purchase accounting assessments:

	Fair value	Life (years)
Customer relationships	$ 330	9
Non-compete agreements	98	5
Total	$ 428	

(2)　　　All of the goodwill was assigned to our general rentals segment. The level of goodwill that resulted from the acquisition is primarily reflective of Ahern Rentals' going-concern value, the value of Ahern Rentals' assembled workforce and new customer relationships expected to arise from the acquisition. All of the goodwill is expected to be deductible for income tax purposes (because the acquisition is a purchase of assets, the goodwill that is deductible for income tax purposes equals the total acquired goodwill).

The debt issuance costs associated with the issuance of debt to partially fund the acquisition are reflected, net of amortization subsequent to the acquisition date, in long-term debt in our consolidated balance sheets. Additionally, in the first quarter of 2023, we initiated a restructuring program following the closing of the Ahern Rentals acquisition, and the costs under this program are included in "Restructuring charge" in our consolidated statements of income. The restructuring charges generally involve the closure of a large number of branches over a short period of time, often in periods following a major acquisition.

It is not practicable to reasonably estimate the amounts of revenue and earnings of Ahern Rentals since the acquisition date, primarily due to the movement of fleet between URI locations and the acquired Ahern Rentals locations, as well as our corporate structure and the allocation of corporate costs.

Pro forma financial information

The pro forma information below gives effect to the Ahern Rentals acquisition as if it had been completed on January 1, 2021. The pro forma information is not necessarily indicative of our results had the acquisition been completed on the above date, nor is it necessarily indicative of our future results. The pro forma information reflects Ahern Rentals' historic revenue presented in accordance with our revenue mapping, does not reflect any cost savings from operating efficiencies or synergies that could result from the acquisition, and also does not reflect additional revenue opportunities following the acquisition. The table below presents unaudited pro forma consolidated income statement information as if Ahern Rentals had been included in our consolidated results for the entire period reflected:

		Year Ended December 31, 2022
United Rentals historic revenues	$	11,642
Ahern Rentals historic revenues		827
Pro forma revenues		**12,469**
United Rentals historic pretax income	$	2,802
Ahern Rentals historic pretax income		2
Combined pretax income		**2,804**
Pro forma adjustments to combined pretax income:		
Impact of fair value mark-ups/useful life changes on depreciation (1)		(94)
Impact of the fair value mark-up of acquired fleet on cost of rental equipment sales (2)		(28)
Intangible asset amortization (3)		(78)
Interest expense (4)		(96)
Elimination of historic interest (5)		53
Elimination of historic legal and financing costs (6)		11
Pro forma pretax income	$	**2,572**

_____

(1) Depreciation of rental equipment and non-rental depreciation were adjusted for the fair value mark-ups, and the changes in useful lives and salvage values, of the equipment acquired in the Ahern Rentals acquisition.

(2) Cost of rental equipment sales was adjusted for the fair value mark-ups, and the changes in useful lives and salvage values, of rental equipment acquired in the Ahern Rentals acquisition.

(3) Intangible asset amortization was adjusted to include amortization of the acquired intangible assets.

(4) As discussed above, the acquisition and related fees and expenses were funded through the issuance of senior notes and drawings on our ABL facility. Interest expense was adjusted to reflect interest on the debt used to finance the acquisition.

(5) Historic interest on debt that is not part of the combined entity was eliminated.

(6) Reflects legal and financing costs incurred by Ahern Rentals that do not relate to the combined entity (specifically, legal costs related to a particular lawsuit and costs related to an attempted financing).

In addition to the Ahern Rentals acquisition, during 2023 and 2022, we completed a series of acquisitions which were not significant individually or in the aggregate. See the consolidated statements of cash flows for the total cash outflow for purchases of other companies, net of cash acquired, which includes Ahern Rentals and the other completed acquisitions, and see note 9 to our consolidated financial statements for rollforwards showing the goodwill acquired associated with these acquisitions.

5. Segment Information

Our reportable segments are i) general rentals and ii) specialty. In the fourth quarter of 2021, following a realignment of certain of our divisions and regions, and changes in leadership roles and responsibilities, we updated our analysis of operating segments and concluded that our divisions represent our operating segments. Prior to the fourth quarter of 2021, our regions were our operating segments. While this update reflects a change in operating segments, it did not result in any changes to the rental locations in each reportable segment, and, as a result, there were no changes to the historically reported segment financial information. Our determination of the operating segments is primarily based on geography, but also includes consideration of the offered products and services.

As noted below, we evaluate segment performance primarily based on segment equipment rentals gross profit. The primary change resulting from the change in segment presentation is to our ongoing review of segment equipment rentals margins, which we monitor on a quarterly basis to assess margin similarity between operating segments. Because of the change in operating segments, this margin analysis is now conducted at the division level, while it was historically (prior to the realignment in the fourth quarter of 2021) performed at the region level. As discussed further in note 2 to our consolidated financial statements ("Evaluation of Goodwill Impairment"), we test for goodwill impairment at the reporting unit (the region, which is one level below the operating segment (division)) level, and the change in the segment structure did not impact our goodwill impairment testing.

For general rentals, the divisions discussed below, which are our operating segments, are aggregated into the reportable segment. The specialty segment is a single division that is both an operating segment and a reportable segment. We believe that the divisions that are aggregated into our reportable segments have similar economic characteristics, as each division is capital intensive, offers similar products to similar customers, uses similar methods to distribute its products, and is subject to similar competitive risks. The aggregation of our divisions also reflects the management structure that we use for making operating decisions and assessing performance. We evaluate segment performance primarily based on segment equipment rentals gross profit.

The general rentals segment includes the rental of i) general construction and industrial equipment, such as backhoes, skid-steer loaders, forklifts, earthmoving equipment and material handling equipment, ii) aerial work platforms, such as boom lifts and scissor lifts and iii) general tools and light equipment, such as pressure washers, water pumps and power tools. The general rentals segment reflects the aggregation of four geographic divisions—Central, Northeast, Southeast and West—and operates throughout the United States and Canada.

The specialty segment, which, as noted above, is a single division that is both an operating segment and a reportable segment, rents products (and provides setup and other services on such rented equipment) including i) trench safety equipment, such as trench shields, aluminum hydraulic shoring systems, slide rails, crossing plates, construction lasers and line testing equipment for underground work, ii) power and HVAC equipment, such as portable diesel generators, electrical distribution equipment, and temperature control equipment, iii) fluid solutions equipment primarily used for fluid containment, transfer and treatment, and iv) mobile storage equipment and modular office space. The specialty segment's customers include construction companies involved in infrastructure projects, municipalities and industrial companies. This segment primarily operates in the United States and Canada, and has a limited presence in Europe, Australia and New Zealand.

The following table presents the percentage of equipment rental revenue by equipment type for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,		
	2023	2022	2021
Primarily rented by our general rentals segment:			
General construction and industrial equipment	42 %	42 %	42 %
Aerial work platforms	25 %	24 %	26 %
General tools and light equipment	8 %	8 %	8 %
Primarily rented by our specialty segment:			
Power and HVAC equipment	10 %	10 %	9 %
Trench safety equipment	5 %	6 %	6 %
Fluid solutions equipment	7 %	7 %	7 %
Mobile storage equipment and modular office space	3 %	3 %	2 %

The accounting policies for our segments are the same as those described in the summary of significant accounting policies in note 2. Certain corporate costs, including those related to selling, finance, legal, risk management, human resources, corporate management and information technology systems, are deemed to be of an operating nature and are allocated to our segments based primarily on rental fleet size.

The following table sets forth financial information by segment as of, and for the years ended, December 31, 2023, 2022 and 2021:

	General rentals		Specialty		Total	
2023						
Equipment rentals	$	8,803	$	3,261	$	12,064
Sales of rental equipment		1,411		163		1,574
Sales of new equipment		95		123		218
Contractor supplies sales		89		57		146
Service and other revenues		299		31		330
Total revenue		**10,697**		**3,635**		**14,332**
Depreciation and amortization expense		2,316		465		2,781
Equipment rentals gross profit		3,219		1,595		4,814
Capital expenditures		3,051		813		3,864
Total assets	$	20,411	$	5,178	$	25,589
2022						
Equipment rentals	$	7,345	$	2,771	$	10,116
Sales of rental equipment		835		130		965
Sales of new equipment		73		81		154
Contractor supplies sales		81		45		126
Service and other revenues		250		31		281
Total revenue		**8,584**		**3,058**		**11,642**
Depreciation and amortization expense		1,765		452		2,217
Equipment rentals gross profit		2,905		1,340		4,245
Capital expenditures		2,868		822		3,690
Total assets	$	19,604	$	4,579	$	24,183
2021						
Equipment rentals	$	6,074	$	2,133	$	8,207
Sales of rental equipment		862		106		968
Sales of new equipment		142		61		203
Contractor supplies sales		71		38		109
Service and other revenues		202		27		229
Total revenue		**7,351**		**2,365**		**9,716**
Depreciation and amortization expense		1,611		372		1,983
Equipment rentals gross profit		2,269		998		3,267
Capital expenditures		2,719		479		3,198
Total assets	$	16,087	$	4,205	$	20,292

Equipment rentals gross profit is the primary measure management reviews to make operating decisions and assess segment performance. The following is a reconciliation of equipment rentals gross profit to income before provision for income taxes:

| | Year Ended December 31, | | |
	2023	2022	2021
Total equipment rentals gross profit	$ 4,814	$ 4,245	$ 3,267
Gross profit from other lines of business	999	751	586
Selling, general and administrative expenses	(1,527)	(1,400)	(1,199)
Merger related costs (1)	—	—	(3)
Restructuring charge (2)	(28)	—	(2)
Non-rental depreciation and amortization	(431)	(364)	(372)
Interest expense, net	(635)	(445)	(424)
Other income (expense), net	19	15	(7)
Income before provision for income taxes	$ 3,211	$ 2,802	$ 1,846

---

(1) Reflects transaction costs associated with the General Finance acquisition that was completed in May 2021. Merger related costs only include costs associated with major acquisitions that significantly impact our operations.

(2) Primarily relates to branch closure charges and severance costs associated with our restructuring programs. As of December 31, 2023, there were no open restructuring programs.

We primarily operate in the United States and Canada, and have a limited presence in Europe, Australia and New Zealand. The foreign information in the table below primarily reflects Canada. The following table presents geographic area information for the years ended December 31, 2023, 2022 and 2021, except for balance sheet information, which is presented as of December 31, 2023 and 2022:

	Domestic	Foreign	Total
2023			
Equipment rentals	$ 11,045	$ 1,019	$ 12,064
Sales of rental equipment	1,427	147	1,574
Sales of new equipment	168	50	218
Contractor supplies sales	130	16	146
Service and other revenues	293	37	330
Total revenue	**13,063**	**1,269**	**14,332**
Rental equipment, net	12,679	1,322	14,001
Property and equipment, net	842	61	903
Goodwill and other intangible assets, net	$ 6,031	$ 579	$ 6,610
2022			
Equipment rentals	$ 9,139	$ 977	$ 10,116
Sales of rental equipment	870	95	965
Sales of new equipment	122	32	154
Contractor supplies sales	109	17	126
Service and other revenues	248	33	281
Total revenue	**10,488**	**1,154**	**11,642**
Rental equipment, net	12,047	1,230	13,277
Property and equipment, net	789	50	839
Goodwill and other intangible assets, net	$ 6,024	$ 454	$ 6,478
2021			
Equipment rentals	$ 7,430	$ 777	$ 8,207
Sales of rental equipment	873	95	968
Sales of new equipment	162	41	203
Contractor supplies sales	95	14	109
Service and other revenues	201	28	229
Total revenue	**$ 8,761**	**$ 955**	**$ 9,716**

6. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following:

	December 31,	
	2023	2022
Equipment (1)	$ 17	$ 17
Insurance	29	31
Advertising reimbursements (2)	22	25
Income taxes (3)	5	235
Other (4)	62	73
Prepaid expenses and other assets	$ 135	$ 381

_____

(1) Reflects refundable deposits on expected purchases, primarily of rental equipment, pursuant to advance purchase agreements. Such deposits are presented as a component of cash flows from operations when paid.
(2) Reflects reimbursements due for advertising that promotes a vendor's products or services. See note 2 ("Advertising Expense") for further detail.
(3) Primarily relates to tax depreciation benefits associated with the Ahern Rentals acquisition discussed in note 4 to the consolidated financial statements. The tax depreciation deductions generated by the Ahern Rentals acquisition resulted in an income tax receivable associated with U.S. federal and state tax payments made prior to the acquisition. The decrease reflected above from December 31, 2022 to December 31, 2023 reflects the use of a portion of the receivable to reduce cash paid for income taxes.
(4) Includes multiple items, none of which are individually significant.

7. Rental Equipment

Rental equipment consists of the following:

	December 31,	
	2023	2022
Rental equipment	$ 21,689	$ 20,074
Less accumulated depreciation	(7,688)	(6,797)
Rental equipment, net	$ 14,001	$ 13,277

8. Property and Equipment

Property and equipment consist of the following:

	December 31,	
	2023	2022
Land	$ 157	$ 131
Buildings	296	230
Non-rental vehicles	268	317
Machinery and equipment	265	223
Furniture and fixtures	435	402
Leasehold improvements	567	516
	1,988	1,819
Less accumulated depreciation and amortization	(1,085)	(980)
Property and equipment, net	$ 903	$ 839

9. Goodwill and Other Intangible Assets

The following table presents the changes in the carrying amount of goodwill for each of the three years in the period ended December 31, 2023:

	General rentals	Specialty	Total
Balance at January 1, 2021 (1)	$ 4,368	$ 800	$ 5,168
Goodwill related to acquisitions (2)	76	295	371
Foreign currency translation and other adjustments	1	(12)	(11)
Balance at December 31, 2021 (1)	4,445	1,083	5,528
Goodwill related to acquisitions (2) (3)	549	(20)	529
Foreign currency translation and other adjustments	(14)	(17)	(31)
Balance at December 31, 2022 (1)	4,980	1,046	6,026
Goodwill related to acquisitions (2) (3)	(209)	111	(98)
Foreign currency translation and other adjustments	4	8	12
Balance at December 31, 2023 (1)	$ 4,775	$ 1,165	$ 5,940

_____

(1) The total carrying amount of goodwill for all periods in the table above is reflected net of $1.557 billion of accumulated impairment charges, which were primarily recorded in our general rentals segment.

(2) Includes goodwill adjustments for the effect on goodwill of changes to net assets acquired during the measurement period, which were not significant to our previously reported operating results or financial condition. Decreases in goodwill related to acquisitions above primarily reflect such measurement period adjustments.

(3) For additional detail on the December 2022 acquisition of Ahern Rentals, which was assigned to our general rentals segment and accounted for most of the goodwill related to acquisitions in 2022, see note 4 to our consolidated financial statements. The decrease in goodwill related to acquisitions for the general rentals segment in 2023 primarily reflects measurement period adjustments associated with the Ahern Rentals acquisition, partially offset by other acquisition activity.

Other intangible assets were comprised of the following at December 31, 2023 and 2022:

| | December 31, 2023 | | | |
	Weighted-Average Remaining Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Amount
Non-compete agreements	4 years	$ 176	$ 58	$ 118
Customer relationships	6 years	$ 2,468	$ 1,919	$ 549
Trade names and associated trademarks	2 years	$ 9	$ 6	$ 3

| | December 31, 2022 | | | |
	Weighted-Average Remaining Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Amount
Non-compete agreements	3 years	$ 69	$ 22	$ 47
Customer relationships	5 years	$ 2,349	$ 1,949	$ 400
Trade names and associated trademarks	3 years	$ 14	$ 9	$ 5

Our other intangibles assets, net at December 31, 2023 include the assets set forth in the table below associated with the acquisition of Ahern Rentals that is discussed in note 4 to our consolidated financial statements. No residual value has been assigned to these assets. The non-compete agreements are being amortized on a straight-line basis and the customer relationships are being amortized using the sum of the years' digits method, and we believe that such methods best reflect the estimated pattern in which the economic benefits will be consumed.

| | December 31, 2023 | |
	Weighted-Average Remaining Amortization Period	Net Carrying Amount
Non-compete agreements	4 years	77
Customer relationships	8 years	259

Amortization expense for other intangible assets was $271, $219 and $233 for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, estimated amortization expense for other intangible assets for each of the next five years and thereafter was as follows:

2024	$ 208
2025	167
2026	124
2027	81
2028	39
Thereafter	51
Total	$ 670

10. Accrued Expenses and Other Liabilities and Other Long-Term Liabilities

Accrued expenses and other liabilities consist of the following:

	December 31,		
	2023		2022
Self-insurance accruals	$ 78	$	68
Accrued compensation and benefit costs	149		207
Property and income taxes payable	139		113
Restructuring reserves (1)	21		6
Interest payable	152		152
Deferred revenue (2)	138		131
National accounts accrual	173		120
Operating lease liability	249		211
Other (3)	168		137
Accrued expenses and other liabilities	$ 1,267	$	1,145

_____

(1) Primarily relates to branch closure charges and severance costs associated with our closed restructuring programs. As of December 31, 2023, there were no open restructuring programs.
(2) Reflects amounts billed to customers in excess of recognizable revenue. See note 3 for additional detail.
(3) Other includes multiple items, none of which are individually significant.

Other long-term liabilities consist of the following:

	December 31,		
	2023		2022
Self-insurance accruals	$ 121	$	109
Income taxes payable	11		11
Accrued compensation and benefit costs	41		34
Other long-term liabilities	$ 173	$	154

11. Fair Value Measurements

As of December 31, 2023 and 2022, the amounts of our assets and liabilities that were accounted for at fair value were immaterial.

Fair value measurements are categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:

Level 1—Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets or liabilities include:

a) quoted prices for similar assets or liabilities in active markets;

b) quoted prices for identical or similar assets or liabilities in inactive markets;

c) inputs other than quoted prices that are observable for the asset or liability;

d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—Inputs to the valuation methodology are unobservable (i.e., supported by little or no market activity) and significant to the fair value measure.

Fair Value of Financial Instruments

The carrying amounts reported in our consolidated balance sheets for accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value due to the immediate to short-term maturity of these financial instruments. The fair values of our variable rate debt facilities and finance leases approximated their book values as of December 31, 2023 and 2022. The estimated fair values of our other financial instruments, all of which are categorized in Level 1 of the fair value hierarchy, as of December 31, 2023 and 2022 have been calculated based upon available market information, and were as follows:

| | December 31, 2023 | | December 31, 2022 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior notes	$ 7,720	$ 7,442	$ 7,712	$ 7,143

12. Debt

Debt, net of unamortized original issue premiums and unamortized debt issuance costs, consists of the following:

| | December 31, | |
	2023	2022
Repurchase facility expiring 2024 (1)	$ 100	$ 100
Accounts receivable securitization facility expiring 2024 (1)	1,300	959
Term loan facility expiring 2025 (1)	945	953
$4.25 billion ABL facility expiring 2027 (1)	1,261	1,523
$5 \frac{1}{2}$ percent Senior Notes due 2027	498	498
$3 \frac{7}{8}$ percent Senior Secured Notes due 2027	745	744
$4 \frac{7}{8}$ percent Senior Notes due 2028 (2)	1,665	1,663
6 percent Senior Secured Notes due 2029	1,488	1,486
$5 \frac{1}{4}$ percent Senior Notes due 2030	745	744
4 percent Senior Notes due 2030	744	743
$3 \frac{7}{8}$ percent Senior Notes due 2031	1,091	1,090
$3 \frac{3}{4}$ percent Senior Notes due 2032	744	744
Finance leases	192	123
Total debt	**11,518**	**11,370**
Less short-term portion (3)	(1,465)	(161)
Total long-term debt	**$ 10,053**	**$ 11,209**

(1) The table below presents financial information associated with our variable rate indebtedness as of and for the year ended December 31, 2023. There is no borrowing capacity under the repurchase facility because it is an uncommitted facility. We have borrowed the full available amount under the term loan facility. The principal obligation under the term loan facility is required to be repaid in quarterly

installments in an aggregate amount equal to 1.0 percent per annum, with the balance due at the maturity of the facility. The average amount of debt outstanding under the term loan facility decreases slightly each quarter due to the requirement to repay a portion of the principal obligation.

	ABL facility	Accounts receivable securitization facility	Term loan facility	Repurchase facility
Borrowing capacity, net of letters of credit	$ 2,967	$ —	$ —	
Letters of credit	14			
Interest rate at December 31, 2023	6.5 %	6.4 %	7.1 %	6.5 %
Average month-end debt outstanding	1,694	1,171	953	50
Weighted-average interest rate on average debt outstanding	6.2 %	6.1 %	6.9 %	6.0 %
Maximum month-end debt outstanding	1,848	1,300	958	100

(2) URNA separately issued 4 $^7/_8$ percent Senior Notes in August 2017 and in September 2017. Following the issuances, URNA consummated an exchange offer pursuant to which most of the 4 $^7/_8$ percent Senior Notes issued in September 2017 were exchanged for additional notes fungible with the 4 $^7/_8$ percent Senior Notes issued in August 2017. As of December 31, 2023, the total above is comprised of two separate 4 $^7/_8$ percent Senior Notes, one with a book value of $1.661 billion and one with a book value of $4.

(3) As of December 31, 2023, short-term debt primarily reflected borrowings under the accounts receivable securitization and repurchase facilities and the short-term portion of our finance leases. As of December 31, 2022, short-term debt primarily reflected borrowings under the repurchase facility and the short-term portion of our finance leases. The accounts receivable securitization facility, which expires on June 24, 2024 and may be extended on a 364-day basis by mutual agreement with the purchasers under the facility, was not a short-term debt instrument as of December 31, 2022. The weighted average interest rates on our short-term debt, excluding finance leases, were 6.4 percent and 5.4 percent as of December 31, 2023 and 2022, respectively. See note 13 to the consolidated financial statements for further discussion on our finance leases.

Short-term debt

As of December 31, 2023, our short-term debt primarily reflects borrowings under the repurchase and accounts receivable securitization facilities and the short-term portion of our finance leases.

Repurchase facility. In June 2022, URNA entered into an uncommitted repurchase facility pursuant to which it may obtain short-term financing in an amount up to $100, secured by a subordinated note issued to URNA by our U.S. special purpose vehicle which holds receivable assets relating to our accounts receivable securitization facility. In 2023, the repurchase facility was amended, primarily to extend the maturity date to June 14, 2024, which may be further extended by the mutual consent of the parties to the repurchase facility agreement. Additionally, the repurchase facility was amended to replace an interest rate based on SOFR with an interest rate based on the Bloomberg Short Term Bank Yield Index ("BSBY"). Any repurchase transaction will have a one-month maturity unless terminated earlier as a result of a termination event under the accounts receivable securitization facility or the occurrence of any other event of default under the repurchase facility. The Company will guarantee the obligations of URNA under the repurchase facility. See the table above for financial information associated with the repurchase facility.

Accounts receivable securitization facility. The accounts receivable securitization facility expires on June 24, 2024 and may be extended on a 364-day basis by mutual agreement with the purchasers under the facility. Borrowings under the accounts receivable securitization facility bear interest based on SOFR. In 2023, the accounts receivable securitization facility was amended, primarily to increase the facility size to $1.3 billion. Key provisions of the facility include the following:

- borrowings are permitted only to the extent that the face amount of the receivables in the collateral pool, net of applicable reserves, exceeds the outstanding loans by a specified amount. As of December 31, 2023, there were $1.545 billion of receivables, net of applicable reserves, in the collateral pool;

- the receivables in the collateral pool are the lenders' only source of repayment;

- upon early termination of the facility, no new amounts will be advanced under the facility and collections on the receivables securing the facility will be used to repay the outstanding borrowings; and

- standard termination events including, without limitation, a change of control of Holdings, URNA or certain of its subsidiaries, a failure to make payments, a failure to comply with standard default, delinquency, dilution and days sales outstanding covenants, or breach of the fixed charge coverage ratio covenant under the ABL facility (if applicable).

See the table above for financial information associated with the accounts receivable securitization facility.

Long-term debt

ABL facility. In June 2008, Holdings, URNA, and certain of our subsidiaries entered into a credit agreement providing for a five-year $1.25 billion ABL facility, a portion of which is available for borrowing in Canadian dollars. The ABL facility was subsequently upsized and extended, and a portion of the facility is also now available for borrowing in British pounds, Euros, Australian dollars and New Zealand dollars by certain subsidiaries of URNA in Europe, Australia and New Zealand. The size of the ABL facility was $4.25 billion as of December 31, 2023. See the table above for financial information associated with the ABL facility.

The ABL facility is subject to, among other things, the terms of a borrowing base derived from the value of eligible rental equipment and eligible inventory. The borrowing base is subject to certain reserves and caps customary for financings of this type. All amounts borrowed under the credit agreement must be repaid on or before June 2027. Loans under the credit agreement bear interest, at URNA's option: (i) in the case of loans in U.S. dollars, at a rate equal to the term SOFR or daily SOFR (in each case plus a 0.10 percent credit margin adjustment) or an alternate base rate, in each case plus a spread, (ii) in the case of loans in Canadian dollars, at a rate equal to the Canadian prime rate or an alternate rate (Bankers' Acceptance Rate), in each case plus a spread, (iii) in the case of loans in Euros, at a rate equal to the Euro interbank offered rate or an alternate base rate, in each case plus a spread, (iv) in the case of loans in British pounds, at a rate equal to the daily simple Sterling Overnight Interbank Average or an alternate base rate, in each case plus a spread or (v) in the case of loans in Australian Dollars or New Zealand Dollars, at a rate equal to the applicable bank bill rate or an alternate base rate, in each case plus a spread. The interest rates under the credit agreement are subject to change based on the availability in the facility. A commitment fee accrues on any unused portion of the commitments under the credit agreement at a fixed rate per annum. Ongoing extensions of credit under the credit agreement are subject to customary conditions, including sufficient availability under the borrowing base. As discussed below (see "Loan Covenants and Compliance"), the only financial covenant that currently exists in the ABL facility is the fixed charge coverage ratio. As of December 31, 2023, availability under the ABL facility has exceeded the required threshold and, as a result, this financial covenant was inapplicable. In addition, the credit agreement contains customary negative covenants applicable to Holdings, URNA and our subsidiaries, including negative covenants that restrict the ability of such entities to, among other things, (i) incur additional indebtedness or engage in certain other types of financing transactions, (ii) allow certain liens to attach to assets, (iii) repurchase, or pay dividends or make certain other restricted payments on, capital stock and certain other securities, (iv) prepay certain indebtedness and (v) make acquisitions and investments. The borrowings under the credit agreement by URNA are secured by substantially all of our assets and substantially all of the assets of certain of our U.S. subsidiaries (other than real property and certain accounts receivable). The borrowings under the credit agreement by URNA are guaranteed by Holdings and, subject to certain exceptions, our domestic subsidiaries. Borrowings under the credit agreement by URNA's Canadian subsidiaries are also secured by substantially all the assets of URNA's Canadian subsidiaries and supported by guarantees from the Canadian subsidiaries and from Holdings and URNA, and, subject to certain exceptions, our domestic subsidiaries. Borrowings under the credit agreement by URNA's subsidiaries in Europe, Puerto Rico, Australia and New Zealand are guaranteed by Holdings, URNA, URNA's Canadian subsidiaries and, subject to certain exceptions, our domestic subsidiaries and secured by substantially all the assets of our U.S. subsidiaries (other than real property and certain accounts receivable) and substantially all the assets of URNA's Canadian subsidiaries. Under the ABL facility, a change of control (as defined in the credit agreement) constitutes an event of default, entitling our lenders, among other things, to terminate our ABL facility and to require us to repay outstanding borrowings.

Term loan facility. In October 2018, Holdings, URNA, and certain of our subsidiaries entered into a $1 billion senior secured term loan facility. See the table above for financial information associated with the term loan facility. The term loan facility is guaranteed by Holdings and the same domestic subsidiaries that guarantee the borrowings of URNA under the ABL facility. In addition, the obligations under the term loan facility are secured by first priority security interests in the same collateral that secures the borrowings of URNA under the ABL facility, on a pari passu basis with the ABL facility.

The principal obligations under the term loan facility are to be repaid in quarterly installments in an aggregate amount equal to 1.0 percent per annum, with the balance due at the maturity of the term loan facility. The term loan facility matures on October 31, 2025. In 2023, the term loan facility was amended to transition to an interest rate based on SOFR. Prior to the amendment, interest on the term loan facility reflected LIBOR plus a margin (or an alternative base rate plus a margin). LIBOR has been discontinued as a reference rate as a result of reference rate reform, and the amendment of the term loan facility did not have a material impact on our financial statements.

The term loan facility contains customary negative covenants applicable to URNA and its subsidiaries, including negative covenants that restrict the ability of such entities to, among other things, (i) incur additional indebtedness; (ii) incur additional liens; (iii) make dividends and other restricted payments; and (iv) engage in mergers, acquisitions and dispositions. The term loan facility does not include any financial covenants. Under the term loan facility, a change of control (as defined in the credit agreement) constitutes an event of default, entitling our lenders to, among other things, terminate the term loan facility and require us to repay outstanding loans.

5 $\frac{1}{2}$ percent Senior Notes due 2027. In November 2016, URNA issued $750 aggregate principal amount of 5 $\frac{1}{2}$ percent Senior Notes which are due May 15, 2027 (the "5 $\frac{1}{2}$ percent Notes"). In February 2017, URNA issued $250 aggregate principal amount of 5 $\frac{1}{2}$ percent Notes as an add-on to the existing 5 $\frac{1}{2}$ percent Notes. In May 2022, URNA redeemed $500 principal amount of the 5 $\frac{1}{2}$ percent Notes, and the aggregate principal amount of outstanding 5 $\frac{1}{2}$ percent Notes was $500 as of December 31, 2023. The notes issued in February 2017 have identical terms, and are fungible, with the existing 5 $\frac{1}{2}$ percent Notes. The 5 $\frac{1}{2}$ percent Notes are unsecured and are guaranteed by Holdings and certain domestic subsidiaries of URNA. The 5 $\frac{1}{2}$ percent Notes may be redeemed on or after May 15, 2022, at specified redemption prices that range from 102.75 percent in 2022, to 100 percent in 2025 and thereafter, plus accrued and unpaid interest, if any. The indenture governing the 5 $\frac{1}{2}$ percent Notes contains certain restrictive covenants, including, among others, limitations on (i) liens; (ii) additional indebtedness; (iii) mergers, consolidations and acquisitions; (iv) sales, transfers and other dispositions of assets; (v) loans and other investments; (vi) dividends and other distributions, stock repurchases and redemptions and other restricted payments; (vii) restrictions affecting subsidiaries; (viii) transactions with affiliates; and (ix) designations of unrestricted subsidiaries, as well as a requirement to timely file periodic reports with the SEC. Each of the restrictive covenants is subject to important exceptions and qualifications that would allow URNA and its subsidiaries to engage in these activities under certain conditions. The indenture also requires that, in the event of a change of control (as defined in the indenture), URNA must make an offer to purchase all of the then-outstanding 5 $\frac{1}{2}$ percent Notes tendered at a purchase price in cash equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest, if any, thereon. The carrying value of the

5 $^1/_2$ percent Notes includes the $1 unamortized portion of the original issue premium recognized in conjunction with the February 2017 issuance, which is being amortized through the maturity date in 2027. The effective interest rate on the 5 $^1/_2$ percent Notes, which includes the impact of the original issue premium, is 5.5 percent.

3 $^7/_8$ percent Senior Secured Notes due 2027. In November 2019, URNA issued $750 aggregate principal amount of 3 $^7/_8$ percent Senior Secured Notes (the "3 $^7/_8$ percent Notes") which are due November 15, 2027. The 3 $^7/_8$ percent Notes are guaranteed by Holdings and certain domestic subsidiaries of URNA and are secured on a second-priority basis by liens on substantially all of URNA's and the guarantors' assets that secure the ABL facility and the term loan facility, subject to certain exceptions. The 3 $^7/_8$ percent Notes may be redeemed on or after November 15, 2022, at specified redemption prices that range from 101.938 percent in 2022, to 100 percent in 2025 and thereafter, in each case, plus accrued and unpaid interest, if any. In addition, at any time on or prior to November 15, 2022, up to 40 percent of the aggregate principal amount of the 3 $^7/_8$ percent Notes may be redeemed with the net cash proceeds of certain equity offerings at a redemption price equal to 103.875 percent of the aggregate principal amount of the notes plus accrued and unpaid interest, if any. The indenture governing the 3 $^7/_8$ percent Notes contains certain restrictive covenants, including, among others, limitations on (i) liens and (ii) mergers and consolidations, as well as a requirement to timely file periodic reports with the SEC. Each of the restrictive covenants is subject to important exceptions and qualifications that would allow URNA and its subsidiaries to engage in these activities under certain conditions. In addition, the requirements to provide subsidiary guarantees, to give further assurances and to make an offer to repurchase the notes upon the occurrence of a change of control will not apply to URNA and its restricted subsidiaries during any period when the 3 $^7/_8$ percent Notes are rated investment grade by both Standard & Poor's Ratings Services and Moody's Investors Service, Inc., or, in certain circumstances, another rating agency selected by URNA, provided at such time no default under the indenture has occurred and is continuing. The indenture also requires that, in the event of a change of control (as defined in the indenture), URNA must make an offer to purchase all of the then-outstanding 3 $^7/_8$ percent Notes tendered at a purchase price in cash equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest, if any, thereon.

4 $^7/_8$ percent Senior Notes due 2028. In August 2017, URNA issued $925 principal amount of 4 $^7/_8$ percent Senior Notes (the "Initial 4 $^7/_8$ percent Notes") which are due January 15, 2028. The Initial 4 $^7/_8$ percent Notes are unsecured and are guaranteed by Holdings and certain domestic subsidiaries of URNA. The Initial 4 $^7/_8$ percent Notes may be redeemed on or after January 15, 2023, at specified redemption prices that range from 102.438 percent in 2023, to 100 percent in 2026 and thereafter, in each case, plus accrued and unpaid interest, if any. The indenture governing the Initial 4 $^7/_8$ percent Notes contains certain restrictive covenants, including, among others, limitations on (i) liens; (ii) mergers and consolidations; (iii) sales, transfers and other dispositions of assets; (iv) dividends and other distributions, stock repurchases and redemptions and other restricted payments; and (v) designations of unrestricted subsidiaries, as well as a requirement to timely file periodic reports with the SEC. Each of the restrictive covenants is subject to important exceptions and qualifications that would allow URNA and its subsidiaries to engage in these activities under certain conditions. In addition, the covenant relating to dividends and other distributions, stock repurchases and redemptions and other restricted payments and the requirements relating to additional subsidiary guarantors will not apply to URNA and its restricted subsidiaries during any period when the Initial 4 $^7/_8$ percent Notes are rated investment grade by both Standard & Poor's Ratings Services and Moody's Investors Service, Inc., or, in certain circumstances, another rating agency selected by URNA, provided at such time no default under the indenture has occurred and is continuing. The indenture also requires that, in the event of a change of control (as defined in the indenture), URNA must make an offer to purchase all of the then-outstanding Initial 4 $^7/_8$ percent Notes tendered at a purchase price in cash equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest, if any, thereon.

In September 2017, URNA issued $750 principal amount of 4 $^7/_8$ percent Senior Notes (the "Subsequent 4 $^7/_8$ percent Notes") which are due January 15, 2028. The Subsequent 4 $^7/_8$ percent Notes represent a separate a distinct series of notes from the Initial 4 $^7/_8$ percent Notes. The Subsequent 4 $^7/_8$ percent Notes are unsecured and are guaranteed by Holdings and certain domestic subsidiaries of URNA. The Subsequent 4 $^7/_8$ percent Notes may be redeemed on or after January 15, 2023, at specified redemption prices that range from 102.438 percent in 2023, to 100 percent in 2026 and thereafter, in each case, plus accrued and unpaid interest, if any. The indenture governing the Subsequent 4 $^{7}/_{8}$ percent Notes contains certain restrictive covenants, including, among others, limitations on (i) liens; (ii) mergers and consolidations; (iii) sales, transfers and other dispositions of assets; (iv) dividends and other distributions, stock repurchases and redemptions and other restricted payments; and (v) designations of unrestricted subsidiaries, as well as a requirement to timely file periodic reports with the SEC. Each of the restrictive covenants is subject to important exceptions and qualifications that would allow URNA and its subsidiaries to engage in these activities under certain conditions. In addition, the covenant relating to dividends and other distributions, stock repurchases and redemptions and other restricted payments and the requirements relating to additional subsidiary guarantors will not apply to URNA and its restricted subsidiaries during any period when the Subsequent 4 $^{7}/_{8}$ percent Notes are rated investment grade by both Standard & Poor's Ratings Services and Moody's Investors Service, Inc., or, in certain circumstances, another rating agency selected by URNA, provided at such time no default under the indenture has occurred and is continuing. The indenture also requires that, in the event of a change of control (as defined in the indenture), URNA must make an offer to purchase all of the then-outstanding Subsequent 4 $^{7}/_{8}$ percent Notes tendered at a purchase price in cash equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest, if any, thereon. The effective interest rate on the Subsequent 4 $^{7}/_{8}$ percent Notes, which includes the impact of the original issue premium, is 4.84 percent.

In December 2017, we consummated an exchange offer pursuant to which approximately $744 principal amount of Subsequent 4 $^{7}/_{8}$ percent Notes were exchanged for additional Initial 4 $^{7}/_{8}$ percent Notes issued under the indenture governing the Initial 4 $^{7}/_{8}$ percent Notes and fungible with the Initial 4 $^{7}/_{8}$ percent Notes. As of December 31, 2023, the principal amounts outstanding were $1.669 billion for the Initial 4 $^{7}/_{8}$ percent Notes and $4 for the Subsequent 4 $^{7}/_{8}$ percent Notes. The carrying value of the Initial 4 $^{7}/_{8}$ percent Notes includes $1 of the unamortized original issue premium, which is being amortized through the maturity date in 2028. The effective interest rate on the Initial 4 $^{7}/_{8}$ percent Notes, which includes the impact of the original issue premium, is 4.86 percent.

6 percent Senior Secured Notes due 2029. In November 2022, URNA issued $1.500 billion aggregate principal amount of 6 percent Senior Secured Notes (the "6 percent Notes") which are due December 15, 2029. The 6 percent Notes are guaranteed by Holdings and certain domestic subsidiaries of URNA and are secured on a first-priority basis by liens on substantially all of URNA's and the guarantors' assets that secure the ABL facility and the term loan facility, subject to certain exceptions. The 6 percent Notes may be redeemed on or after December 15, 2025, at specified redemption prices that range from 103.000 percent in 2025, to 100 percent in 2027 and thereafter, in each case, plus accrued and unpaid interest, if any. Up to 10 percent of the aggregate principal amount of the 6 percent Notes may also be redeemed during each period from (i) the issue date to, but excluding, December 15, 2023, (ii) December 15, 2023 to, but excluding, December 15, 2024 and (iii) December 15, 2024 to, but excluding, December 15, 2025, at a redemption price equal to 103.000 percent plus accrued and unpaid interest, if any. In addition, at any time on or prior to December 15, 2025, up to 40 percent of the aggregate principal amount of the 6 percent Notes may be redeemed with the net cash proceeds of certain equity offerings at a redemption price equal to 106.000 percent of the aggregate principal amount of the notes plus accrued and unpaid interest, if any. The indenture governing the 6 percent Notes contains certain restrictive covenants, including, among others, limitations on (i) liens and (ii) mergers and consolidations, as well as a requirement to timely file periodic reports with the SEC. Each of the restrictive covenants is subject to important exceptions and qualifications that would allow URNA and its subsidiaries to engage in these activities under certain conditions. In addition, the requirements to provide subsidiary guarantees, to give further assurances and to make an offer to repurchase the notes upon the occurrence of a change of control will not apply to URNA and its restricted subsidiaries during any period when the 6 percent Notes are rated investment grade by both Standard & Poor's Ratings Services and Moody's Investors Service, Inc., or, in certain circumstances, another rating agency selected by URNA, provided at such time no default under the indenture has occurred and is continuing. The indenture also requires that, in the event of a change of control (as defined in the indenture), URNA must make an offer to purchase all of the then-outstanding 6 percent Notes tendered at a purchase price in cash equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest, if any, thereon.

5 $^1/_4$ percent Senior Notes due 2030. In May 2019, URNA issued $750 aggregate principal amount of 5 $^1/_4$ percent Senior Notes (the "5 $^1/_4$ percent Notes") which are due January 15, 2030. The 5 $^1/_4$ percent Notes are unsecured and are guaranteed by Holdings and certain domestic subsidiaries of URNA. The 5 $^1/_4$ percent Notes may be redeemed on or after January 15, 2025, at specified redemption prices that range from 102.625 percent in 2025, to 100 percent in 2028 and thereafter, in each case, plus accrued and unpaid interest, if any. In addition, at any time on or prior to January 15, 2023, up to 40 percent of the aggregate principal amount of the 5 $^1/_4$ percent Notes may be redeemed with the net cash proceeds of certain equity offerings at a redemption price equal to 105.250 percent of the aggregate principal amount of the notes plus accrued and unpaid interest, if any. The indenture governing the 5 $^1/_4$ percent Notes contains certain restrictive covenants, including, among others, limitations on (i) liens; (ii) mergers and consolidations; and (iii) dividends and other distributions, stock repurchases and redemptions and other restricted payments, as well as a requirement to timely file periodic reports with the SEC. Each of the restrictive covenants is subject to important exceptions and qualifications that would allow URNA and its subsidiaries to engage in these activities under certain conditions. In addition, the covenant relating to dividends and other distributions, stock repurchases and redemptions and other restricted payments and the requirements relating to additional subsidiary guarantors will not apply to URNA and its restricted subsidiaries during any period when the 5 $^1/_4$ percent Notes are rated investment grade by both Standard & Poor's Ratings Services and Moody's Investors Service, Inc., or, in certain circumstances, another rating agency selected by URNA, provided at such time no default under the indenture has occurred and is continuing. The indenture also requires that, in the event of a change of control (as defined in the indenture), URNA must make an offer to purchase all of the then-outstanding 5 $^1/_4$ percent Notes tendered at a purchase price in cash equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest, if any, thereon.

4 percent Senior Notes due 2030. In February 2020, URNA issued $750 aggregate principal amount of 4 percent Notes which are due July 15, 2030. The 4 percent Notes are unsecured and are guaranteed by Holdings and certain domestic subsidiaries of URNA. The 4 percent Notes may be redeemed on or after July 15, 2025, at specified redemption prices that range from 102.000 percent in 2025, to 100 percent in 2028 and thereafter, in each case, plus accrued and unpaid interest, if any. In addition, at any time on or prior to July 15, 2023, up to 40 percent of the aggregate principal amount of the 4 percent Notes may be redeemed with the net cash proceeds of certain equity offerings at a redemption price equal to 104.000 percent of the aggregate principal amount of the notes plus accrued and unpaid interest, if any. The indenture governing the 4 percent Notes contains certain restrictive covenants, including, among others, limitations on (i) liens and (ii) mergers and consolidations, as well as a requirement to timely file periodic reports with the SEC. Each of the restrictive covenants is subject to important exceptions and qualifications that would allow URNA and its subsidiaries to engage in these activities under certain conditions. In addition, the requirements to provide subsidiary guarantees and to make an offer to repurchase the notes upon the occurrence of a change of control will not apply to URNA and its restricted subsidiaries during any period when the 4 percent Notes are rated investment grade by both Standard & Poor's Ratings Services and Moody's Investors Service, Inc., or, in certain circumstances, another rating agency selected by URNA, provided at such time no default under the indenture has occurred and is continuing. The indenture also requires that, in the event of a change of control (as defined in the indenture), URNA must make an offer to purchase all of the then-outstanding 4 percent Notes tendered at a purchase price in cash equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest, if any, thereon.

3 $^7/_8$ percent Senior Notes due 2031. In August 2020, URNA issued $1.100 billion aggregate principal amount of 3 $^7/_8$ percent Senior Notes (the "3 $^7/_8$ percent Notes") which are due February 15, 2031. The 3 $^7/_8$ percent Notes are unsecured and are guaranteed by Holdings and certain domestic subsidiaries of URNA. The 3 $^7/_8$ percent Notes may be redeemed on or after August 15, 2025, at specified redemption prices that range from 101.938 percent in 2025, to 100 percent in 2028 and thereafter, in each case, plus accrued and unpaid interest, if any. In addition, at any time on or prior to August 15, 2023, up to 40 percent of the aggregate principal amount of the 3 $^7/_8$ percent Notes may be redeemed with the net cash proceeds of certain equity offerings at a redemption price equal to 103.875 percent of the aggregate principal amount of the notes plus accrued and unpaid interest, if any. The indenture governing the 3 $^7/_8$ percent Notes contains certain restrictive covenants, including, among others, limitations on (i) liens and (ii) mergers and consolidations, as well as a requirement to timely file periodic reports with the SEC. Each of the restrictive covenants is subject to important exceptions and qualifications that would allow URNA and its subsidiaries to engage in these activities under certain conditions. In addition, the requirements to provide subsidiary guarantees and to make an offer to repurchase the notes upon the occurrence of a change of control will not apply to URNA and its restricted subsidiaries during any period when the $3\,^7/_8$ percent Notes are rated investment grade by both Standard & Poor's Ratings Services and Moody's Investors Service, Inc., or, in certain circumstances, another rating agency selected by URNA, provided at such time no default under the indenture has occurred and is continuing. The indenture also requires that, in the event of a change of control (as defined in the indenture), URNA must make an offer to purchase all of the then-outstanding $3\,^7/_8$ percent Notes tendered at a purchase price in cash equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest, if any, thereon.

$3\,^3/_4$ percent Senior Notes due 2032. In August 2021, URNA issued $750 aggregate principal amount of $3\,^3/_4$ percent Senior Notes (the "$3\,^3/_4$ percent Notes") which are due January 15, 2032. The $3\,^3/_4$ percent Notes are unsecured and are guaranteed by Holdings and certain domestic subsidiaries of URNA. The $3\,^3/_4$ percent Notes may be redeemed on or after July 15, 2026, at specified redemption prices that range from 101.875 percent in 2026, to 100 percent in 2029 and thereafter, in each case, plus accrued and unpaid interest, if any. In addition, at any time on or prior to July 30, 2024, up to 40 percent of the aggregate principal amount of the $3\,^3/_4$ percent Notes may be redeemed with the net cash proceeds of certain equity offerings at a redemption price equal to 103.750 percent of the aggregate principal amount of the notes plus accrued and unpaid interest, if any. The indenture governing the $3\,^3/_4$ percent Notes contains certain restrictive covenants, including, among others, limitations on (i) liens and (ii) mergers and consolidations, as well as a requirement to timely file periodic reports with the SEC. Each of the restrictive covenants is subject to important exceptions and qualifications that would allow URNA and its subsidiaries to engage in these activities under certain conditions. In addition, the requirements to provide subsidiary guarantees and to make an offer to repurchase the notes upon the occurrence of a change of control will not apply to URNA and its restricted subsidiaries during any period when the $3\,^3/_4$ percent Notes are rated investment grade by both Standard & Poor's Ratings Services and Moody's Investors Service, Inc., or, in certain circumstances, another rating agency selected by URNA, provided at such time no default under the indenture has occurred and is continuing. The indenture also requires that, in the event of a change of control (as defined in the indenture), URNA must make an offer to purchase all of the then-outstanding $3\,^3/_4$ percent Notes tendered at a purchase price in cash equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest, if any, thereon.

Loan Covenants and Compliance

As of December 31, 2023, we were in compliance with the covenants and other provisions of the ABL, accounts receivable securitization, term loan and repurchase facilities and the senior notes. Any failure to be in compliance with any material provision or covenant of these agreements could have a material adverse effect on our liquidity and operations.

The only financial covenant that currently exists under the ABL facility is the fixed charge coverage ratio. Subject to certain limited exceptions specified in the ABL facility, the fixed charge coverage ratio covenant under the ABL facility will only apply in the future if specified availability under the ABL facility falls below 10 percent of the maximum revolver amount under the ABL facility. When certain conditions are met, cash and cash equivalents and borrowing base collateral in excess of the ABL facility size may be included when calculating specified availability under the ABL facility. As of December 31, 2023, specified availability under the ABL facility exceeded the required threshold and, as a result, this financial covenant was inapplicable. Under our accounts receivable securitization facility, we are required, among other things, to maintain certain financial tests relating to: (i) the default ratio, (ii) the delinquency ratio, (iii) the dilution ratio and (iv) days sales outstanding. The accounts receivable securitization facility also requires us to comply with the fixed charge coverage ratio under the ABL facility, to the extent the ratio is applicable under the ABL facility.

Covenants in the agreements governing our ABL facility, term loan facility and certain other debt instruments impose limitations on our ability to make share repurchases and dividend payments, subject to important exceptions that would allow us to make such repurchases or payments under certain conditions.

Based on our current total indebtedness leverage ratio (as defined in the applicable debt agreements) and usage of the ABL facility as of December 31, 2023, we met the criteria under the applicable debt agreements for these exceptions, and as a result we were not restricted in our ability to make share repurchases and dividend payments.

Maturities

Debt maturities (exclusive of any unamortized original issue premiums and unamortized debt issuance costs) for each of the next five years and thereafter at December 31, 2023 are as follows:

2024	$	1,465
2025		985
2026		34
2027		2,539
2028		1,677
Thereafter		4,882
Total	$	11,582

13. Leases

As discussed in note 3 to the consolidated financial statements, most of our equipment rental revenue is accounted for as lease revenue under Topic 842 (such revenue represented 76 percent of our total revenues for the year ended December 31, 2023). See note 3 for a discussion of our revenue accounting (such discussion includes lessor disclosures required under Topic 842).

We determine if an arrangement is a lease at inception. Our material lease contracts are generally for real estate or vehicles, and the determination of whether such contracts contain leases generally does not require significant estimates or judgments. We lease real estate and equipment under operating leases. We lease a significant portion of our branch locations, and also lease other premises used for purposes such as district and regional offices and service centers. Our finance lease obligations consist primarily of rental equipment (primarily vehicles) and building leases.

Operating leases result in the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our estimated incremental borrowing rate at the commencement date to determine the present value of lease payments. The operating lease ROU assets also include any lease payments made and exclude lease incentives. Our lease terms may include options, at our sole discretion, to extend or terminate the lease that we are reasonably certain to exercise. The amount of payments associated with such options reflected in the "Maturity of lease liabilities" table below is not material. Most real estate leases include one or more options to renew, with renewal terms that can extend the lease term from 1 to 5 years or more. Lease expense is recognized on a straight-line basis over the lease term.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense on such leases is recognized on a straight-line basis over the lease term. The primary leases we enter into with initial terms of 12 months or less are for equipment that we rent from vendors and then rent to our customers. We generate sublease revenue from such leases that we refer to as "re-rent revenue" as discussed in note 3 to the consolidated financial statements. Apart from the re-rent revenue discussed in note 3, we do not generate material sublease income.

We have lease agreements with lease and non-lease components, and, for our real estate operating leases, we account for the lease and non-lease components as a single lease component. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The tables below present financial information associated with our leases as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021.

	Classification	December 31, 2023	December 31, 2022
Assets			
Operating lease assets	Operating lease right-of-use assets (1)	$ 1,099	$ 819
Finance lease assets	Rental equipment	395	321
	Less accumulated depreciation	(126)	(104)
	Rental equipment, net	269	217
	Property and equipment, net:		
	Non-rental vehicles	8	8
	Buildings	66	25
	Less accumulated depreciation and amortization	(27)	(20)
	Property and equipment, net	47	13
Total leased assets		**1,415**	**1,049**
Liabilities			
Current			
Operating	Accrued expenses and other liabilities	249	211
Finance	Short-term debt and current maturities of long-term debt	55	51
Long-term			
Operating	Operating lease liabilities (1)	895	642
Finance	Long-term debt	137	72
Total lease liabilities		$ **1,336**	$ **976**

_____

(1)   The increases in 2023 include the impact of the Ahern Rentals acquisition discussed in note 4 to the consolidated financial statements.

Lease cost	Classification	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Operating lease cost (1)	Cost of equipment rentals, excluding depreciation (1)	$ 582	$ 494	$ 432
	Selling, general and administrative expenses	12	11	11
	Restructuring charge (2)	27	—	1
Finance lease cost				
Amortization of leased assets	Depreciation of rental equipment	36	31	36
	Non-rental depreciation and amortization	2	2	2
Interest on lease liabilities	Interest expense, net	8	5	4
Sublease income (3)		(233)	(235)	(194)
Net lease cost		$ **434**	$ **308**	$ **292**

_____

(1)   Includes variable lease costs, which are immaterial. Cost of equipment rentals, excluding depreciation for the years ended December 31, 2023, 2022 and 2021 includes $209, $195 and $163, respectively, of short-term lease costs associated with equipment that we rent from vendors and then rent to our customers, as discussed further above. Apart from these costs, short-term lease costs are immaterial.

(2)   The increase in 2023 reflects the impact of a restructuring program initiated following the closing of the Ahern Rentals acquisition.

(3)   Primarily reflects re-rent revenue as discussed further above.

Maturity of lease liabilities (as of December 31, 2023)	Operating leases (1)	Finance leases (2)
2024	$ 295	$ 61
2025	259	54
2026	219	40
2027	168	24
2028	115	6
Thereafter	275	44
Total	**1,331**	**229**
Less amount representing interest	(187)	(37)
Present value of lease liabilities	**$ 1,144**	**$ 192**

_____

(1)   Reflects payments for non-cancelable operating leases with initial or remaining terms of one year or more as of December 31, 2023. The table above does not include any legally binding minimum lease payments for leases signed but not yet commenced, and such leases are not material in the aggregate.

(2)   The table above does not include any legally binding minimum lease payments for leases signed but not yet commenced, and such leases are not material in the aggregate.

Lease term and discount rate	December 31, 2023	December 31, 2022
Weighted-average remaining lease term (years)		
Operating leases	6.2	4.8
Finance leases	6.5	2.8
Weighted-average discount rate		
Operating leases	4.5 %	3.7 %
Finance leases	4.8 %	3.5 %

Other information	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 304	$ 244	$ 221
Operating cash flows from finance leases	8	5	4
Financing cash flows from finance leases	64	57	69
Leased assets obtained in exchange for new operating lease liabilities (1)	538	237	299
Leased assets obtained in exchange for new finance lease liabilities (1)	$ 132	$ 47	$ 66

_____

(1)   The increases in 2023 include the impact of the Ahern Rentals acquisition discussed in note 4 to the consolidated financial statements.

14. Income Taxes

The components of the provision (benefit) for income taxes for each of the three years in the period ended December 31, 2023 are as follows:

| | Year ended December 31, | | |
	2023	2022	2021
Current			
Federal	$ 561	$ (34)	$ 78
Foreign	66	100	26
State and local	125	94	88
	752	160	192
Deferred			
Federal	5	525	260
Foreign	13	(16)	14
State and local	17	28	(6)
	35	537	268
Total	$ 787	$ 697	$ 460

A reconciliation of the provision (benefit) for income taxes and the amount computed by applying the statutory federal income tax rate of 21 percent to the income before provision (benefit) for income taxes for each of the three years in the period ended December 31, 2023 is as follows:

| | Year ended December 31, | | |
	2023	2022	2021
Computed tax at statutory tax rate	$ 674	$ 588	$ 388
State income taxes, net of federal tax benefit	116	102	64
Other permanent items	(3)	18	1
Change in federal valuation allowance	(15)	15	—
Foreign restructuring (1)	—	(37)	—
Foreign tax rate differential	15	11	7
Total	$ 787	$ 697	$ 460

_____

(1)   Reflects the impact of aligning the legal entity structure in Australia and New Zealand with our other foreign operations, which resulted in a tax depreciation benefit.

The components of deferred income tax assets (liabilities) are as follows:

	December 31, 2023	December 31, 2022
Reserves and allowances	$ 193	$ 186
Debt cancellation and other	17	18
Net operating loss and credit carryforwards	97	171
Interest carryforward (1)	—	84
Operating lease assets	287	216
Total deferred tax assets	**594**	**675**
Less: valuation allowance (2)	(4)	(19)
Total net deferred tax assets	**590**	**656**
Property and equipment, including rental equipment	(2,921)	(2,986)
Operating lease liabilities	(285)	(216)
Intangibles	(85)	(125)
Total deferred tax liability	**(3,291)**	**(3,327)**
Total net deferred tax liability	**$ (2,701)**	**$ (2,671)**

_____

(1)   Relates to the limitation of deductible interest, and is primarily due to tax depreciation benefits associated with the Ahern Rentals acquisition (see note 6 to the consolidated financial statements for further discussion of the tax depreciation benefits).

(2)   Relates to federal foreign tax credits, state net operating loss carryforwards and state tax credits that may not be realized.

The following table summarizes the activity related to unrecognized tax benefits, some of which would impact our effective tax rate if recognized:

	2023	2022	2021
Balance at January 1	$ 16	$ 13	$ 12
Additions for tax positions related to the current year	3	1	2
Additions for tax positions of prior years	8	7	—
Settlements	(1)	(5)	(1)
Balance at December 31	**$ 26**	**$ 16**	**$ 13**

We include interest accrued on the underpayment of income taxes in interest expense, net, and penalties, if any, related to unrecognized tax benefits in selling, general and administrative expense. The amounts of such interest or penalties were not material (approximately $1 or less) in each of the years ended December 31, 2023, 2022 and 2021. We believe that it is reasonably possible that a decrease of up to $10 in federal and state unrecognized tax benefits may be necessary within the next year, as a result of settlements.

We file income tax returns in the U.S., Canada and Europe. Without exception, we have completed our domestic and international income tax examinations, or the statute of limitations has expired in the respective jurisdictions, for years prior to 2012.

For financial reporting purposes, income before provision for income taxes for our foreign subsidiaries was $285, $233 and $134 for the years ended December 31, 2023, 2022 and 2021, respectively.

We have historically considered the undistributed earnings of our foreign subsidiaries to be indefinitely reinvested, and, accordingly, no taxes were provided on such earnings prior to the fourth quarter of 2020. In 2021, we remitted the cumulative amount of identified cash in our foreign operations in excess of near-term working capital needs. The taxes recorded associated with the remitted cash were immaterial. We continue to expect that the remaining balance of our undistributed foreign earnings will be indefinitely reinvested. If we determine that all or a portion of such foreign earnings are no longer indefinitely reinvested, we may be subject to additional foreign withholding taxes and U.S. state income taxes. At December 31, 2023, unremitted earnings of foreign subsidiaries were $1.276 billion. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

We have net operating loss carryforwards ("NOLs") of $57 for federal income tax purposes, $10 of which will expire in 2037 (while the remaining federal NOLs have an indefinite life), $15 for foreign income tax purposes (the majority of which has an indefinite life) and $425 for state income tax purposes that expire from 2024 through 2034.

The European Union ("EU") member states formally adopted the EU's Pillar Two Directive, which was established by the Organization for Economic Co-operation and Development, and which generally provides for a 15 percent minimum effective tax rate for multinational enterprises, in every jurisdiction in which they operate. While we do not anticipate that this will have a material impact on our tax provision or effective tax rate, we continue to monitor evolving tax legislation in the jurisdictions in which we operate.

15. Commitments and Contingencies

We are subject to a number of claims and proceedings that generally arise in the ordinary conduct of our business. These matters include, but are not limited to, general liability claims (including personal injury, product liability, and property and automobile claims), indemnification and guarantee obligations, employee injuries and employment-related claims, self-insurance obligations and contract and real estate matters. Based on advice of counsel and available information, including current status or stage of proceeding, and taking into account accruals included in our consolidated balance sheets for matters where we have established them, we currently believe that any liabilities ultimately resulting from these ordinary course claims and proceedings will not, individually or in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Indemnification

The Company indemnifies its officers and directors pursuant to indemnification agreements and may in addition indemnify these individuals as permitted by Delaware law.

Employee Benefit Plans

We currently sponsor two defined contribution 401(k) retirement plans, which are subject to the provisions of the Employee Retirement Income Security Act of 1974. We also sponsor a deferred profit sharing plan and a registered retirement savings plan for the benefit of the full-time employees of our Canadian subsidiaries, and also make contributions for employees in Australia and New Zealand. Under these plans, we match a percentage of the participants' contributions up to a specified amount. Company contributions to the plans were $56, $45 and $36 in the years ended December 31, 2023, 2022 and 2021, respectively.

Environmental Matters

The Company and its operations are subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. We incur ongoing expenses associated with the performance of appropriate remediation at certain locations.

16. Common Stock

We have 500 million authorized shares of common stock, $0.01 par value. At December 31, 2023 and 2022, there were 0.0 million shares of common stock reserved for issuance pursuant to options granted under our stock option plans.

As of December 31, 2023, there were an aggregate of 0.4 million outstanding time and performance-based RSUs and 1.2 million shares available for grants of stock and options under our 2019 Long Term Incentive Plan.

A summary of the transactions within the Company's stock option plans follows (shares in thousands):

	Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2022	5	80.45
Granted	—	—
Exercised	(2)	80.94
Canceled	—	—
Outstanding at December 31, 2023	3	80.17
Exercisable at December 31, 2023	3 $	80.17

The following table presents information associated with stock options as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021. No stock options were granted during any of the years presented below.

	2023	2022	2021
Intrinsic value of options outstanding as of December 31	$ 2	$ 1	
Intrinsic value of options exercisable as of December 31	2	1	
Intrinsic value of options exercised	1	—	1

In addition to stock options, the Company issues time-based and performance-based RSUs to certain officers and key executives under various equity incentive plans. The RSUs automatically convert to shares of common stock on a one-for-one basis as the awards vest. The time-based RSUs typically vest over a three year vesting period beginning 12 months from the grant date and thereafter annually on the anniversary of the grant date. The performance-based RSUs vest based on the achievement of the performance conditions during the applicable performance periods (currently the calendar year). There were 251 thousand shares of common stock issued upon vesting of RSUs during 2023, net of 161 thousand shares surrendered to satisfy tax obligations. The Company measures the value of RSUs at fair value based on the closing price of the underlying common stock on the grant date. The Company amortizes the fair value of outstanding RSUs as stock-based compensation expense over the requisite service period on a straight-line basis, or sooner if the employee effectively vests upon termination of employment under certain circumstances. For performance-based RSUs, compensation expense is recognized to the extent that the satisfaction of the performance condition is considered probable.

A summary of RSUs granted follows (RSUs in thousands):

	Year Ended December 31,		
	2023	2022	2021
RSUs granted	179	553	348
Weighted-average grant date price per unit	$ 461.37	$ 309.39	$ 297.02

As of December 31, 2023, the total pretax compensation cost not yet recognized by the Company with regard to unvested RSUs was $55. The weighted-average period over which this compensation cost is expected to be recognized is 1.6 years.

A summary of RSU activity for the year ended December 31, 2023 follows (RSUs in thousands):

	Stock Units	Weighted-Average Grant Date Fair Value	
Nonvested as of December 31, 2022	464	$	215.23
Granted	179		461.37
Vested	(319)		297.27
Forfeited	(36)		353.26
Nonvested as of December 31, 2023	288	$	360.41

The total fair value of RSUs vested during the fiscal years ended December 31, 2023, 2022 and 2021 was $95, $120, and $94, respectively.

Dividend Policy. Our Board of Directors approved a quarterly dividend program in January 2023, and the first such dividend under the program was paid in February 2023. The payment of any future dividends or the authorization of stock repurchases or other recapitalizations will be determined by our Board of Directors in light of conditions then existing, including earnings, financial condition and capital requirements, financing agreements, business conditions, stock price and other factors. The terms of certain agreements governing our outstanding indebtedness contain certain limitations on our ability to move operating cash flows to Holdings and/or to pay dividends on, or effect repurchases of, our common stock. In addition, under Delaware law, dividends may only be paid out of surplus or current or prior year's net profits.

Stockholders' Rights Plan. Our stockholders' rights plan expired in accordance with its terms in 2011. Our Board of Directors elected not to renew or extend the plan.

17. Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
For the year ended December 31, 2023 (1) (2):					
Total revenues (1)	$ 3,285	$ 3,554	$ 3,765	$ 3,728	$ 14,332
Gross profit	1,241	1,425	1,585	1,562	5,813
Operating income	740	925	1,099	1,063	3,827
Net income (2)	451	591	703	679	2,424
Earnings per share—basic	6.50	8.60	10.30	10.04	35.40
Earnings per share—diluted (3)	6.47	8.58	10.29	10.01	35.28
For the year ended December 31, 2022 (1) (2):					
Total revenues (1)	$ 2,524	$ 2,771	$ 3,051	$ 3,296	$ 11,642
Gross profit	992	1,150	1,366	1,488	4,996
Operating income	572	715	921	1,024	3,232
Net income (2)	367	493	606	639	2,105
Earnings per share—basic	5.07	6.91	8.69	9.20	29.77
Earnings per share—diluted (3)	5.05	6.90	8.66	9.15	29.65

(1) Beginning in 2021 and continuing through 2023, we have experienced broad-based strength of demand across our end-markets. The revenue increases above reflect this strong demand, as well as the impact of the December 2022 Ahern Rentals acquisition that is discussed in note 4 to the consolidated financial statements.

(2) There were no unusual or infrequently occurring items recognized in the fourth quarter of 2023 that had a material impact on our financial statements. In the fourth quarter of 2022, we issued $1.5 billion principal amount of 6 percent Senior Secured Notes due 2029. The issued debt, together with drawings on our ABL facility, was used to fund the December 2022 Ahern Rentals acquisition that is discussed in note 4 to the consolidated financial statements.

(3) Diluted earnings per share includes the after-tax impacts of the following:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
For the year ended December 31, 2023:					
Merger related intangible asset amortization (4)	$ (0.70)	$ (0.55)	$ (0.57)	$ (0.52)	$ (2.33)
Impact on depreciation related to acquired fleet and property and equipment (5)	(0.32)	(0.30)	(0.59)	(0.44)	(1.65)
Impact of the fair value mark-up of acquired fleet (6)	(0.44)	(0.25)	(0.23)	(0.25)	(1.17)
Restructuring charge (7)	(0.02)	(0.20)	(0.05)	(0.04)	(0.31)
For the year ended December 31, 2022:					
Merger related intangible asset amortization (4)	$ (0.52)	$ (0.45)	$ (0.44)	$ (0.39)	$ (1.79)
Impact on depreciation related to acquired fleet and property and equipment (5)	(0.10)	(0.26)	(0.12)	(0.08)	(0.56)
Impact of the fair value mark-up of acquired fleet (6)	(0.06)	(0.05)	(0.05)	(0.12)	(0.29)
Restructuring charge (7)	—	—	0.01	—	—
Asset impairment charge (8)	—	(0.02)	(0.01)	—	(0.03)
Loss on repurchase/redemption of debt securities (9)	—	(0.18)	—	—	(0.18)

(4) This reflects the amortization of the intangible assets acquired in the major acquisitions that significantly impact our operations (the "major acquisitions," each of which had annual revenues of over $200 prior to acquisition). The increases in 2023 primarily reflect the impact of the Ahern Rentals acquisition.

(5) This reflects the impact of extending the useful lives of equipment acquired in certain major acquisitions, net of the impact of additional depreciation associated with the fair value mark-up of such equipment. The increases in 2023 primarily reflect the impact of the Ahern Rentals acquisition.

(6) This reflects additional costs recorded in cost of rental equipment sales associated with the fair value mark-up of rental equipment acquired in certain major acquisitions that was subsequently sold. The increases in 2023 primarily reflect the impact of the Ahern Rentals acquisition.

(7) This primarily reflects severance costs and branch closure charges associated with our restructuring programs. The increases in 2023 reflect charges associated with a restructuring program initiated following the closing of the Ahern Rentals acquisition. As of December 31, 2023, there were no open restructuring programs.

(8) This reflects write-offs of leasehold improvements and other fixed assets.

(9) Reflects the difference between the net carrying amount and the total purchase price of the redeemed notes.

18. Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares plus the effect of dilutive potential common shares outstanding during the period. The following table sets forth the computation of basic and diluted earnings per share (shares in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Numerator:			
Net income available to common stockholders	$ 2,424	$ 2,105	$ 1,386
Denominator:			
Denominator for basic earnings per share—weighted-average common shares	68,470	70,703	72,432
Effect of dilutive securities:			
Employee stock options	4	4	4
Restricted stock units	236	266	381
Denominator for diluted earnings per share—adjusted weighted-average common shares	**68,710**	**70,973**	**72,817**
Basic earnings per share	$ 35.40	$ 29.77	$ 19.14
Diluted earnings per share	$ 35.28	$ 29.65	$ 19.04

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
UNITED RENTALS, INC.
(In millions)

Description	Balance at Beginning of Period	Charged to Costs and Expenses		Charged to Revenue		Deductions and Other		Balance at End of Period
Year Ended December 31, 2023:								
Allowance for credit losses	$ 134	$ 14	(a)	$ 60	(a)	$ 39	(b)	$ 169
Reserve for obsolescence and shrinkage	18	50		—		51	(c)	17
Self-insurance reserve	177	274		—		252	(d)	199
Year Ended December 31, 2022:								
Allowance for credit losses	$ 112	$ 11	(a)	$ 49	(a)	$ 38	(b)	$ 134
Reserve for obsolescence and shrinkage	11	42		—		35	(c)	18
Self-insurance reserve	151	236		—		210	(d)	177
Year Ended December 31, 2021:								
Allowance for credit losses	$ 108	$ 5	(a)	$ 31	(a)	$ 32	(b)	$ 112
Reserve for obsolescence and shrinkage	8	37		—		34	(c)	11
Self-insurance reserve	127	179		—		155	(d)	151

The above information reflects the continuing operations of the Company for the periods presented. Additionally, because the Company has retained certain self-insurance liabilities associated with the discontinued traffic control business, those amounts have been included as well.

(a) Amounts charged to cost and expenses reflect bad debt expenses recognized within selling, general and administrative expenses. The amounts charged to revenue primarily reflect credit losses associated with lease revenues that were recognized as a reduction to equipment rentals revenue.
(b) Primarily represents write-offs of accounts, net of recoveries and other activity.
(c) Primarily represents write-offs.
(d) Primarily represents payments.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company's management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act, as of December 31, 2023. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2023.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in *Internal Control—Integrated Framework* (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, our management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

The Company's financial statements included in this annual report on Form 10-K have been audited by Ernst & Young LLP, independent registered public accounting firm, as indicated in the following report. Ernst & Young LLP has also provided an attestation report on the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of United Rentals, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited United Rentals, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, United Rentals, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated January 24, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Stamford, Connecticut
January 24, 2024

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

Insider Trading Arrangements

Certain of our officers or directors have made, and may from time to time make, elections to have shares withheld or sold back to Holdings to cover withholding taxes, which may constitute non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to the applicable information in our Proxy Statement related to the 2024 Annual Meeting of Stockholders, which is expected to be filed with the SEC on or before March 27, 2024 (the "2024 Proxy Statement").

Item 11.   Executive Compensation

The information required by this Item is incorporated by reference to the applicable information in the 2024 Proxy Statement.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to the applicable information in the 2024 Proxy Statement.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to the applicable information in the 2024 Proxy Statement.

Item 14.   Principal Accountant Fees and Services

Our independent registered public accounting firm is Ernst & Young LLP, Stamford, Connecticut, Auditor Firm ID: 42.

The information required by this Item is incorporated by reference to the applicable information in the 2024 Proxy Statement.

Item 15.   **Exhibits and Financial Statement Schedules**

(a) Documents filed as a part of this report

(1) Consolidated financial statements:

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

United Rentals, Inc. Consolidated Balance Sheets at December 31, 2023 and 2022

United Rentals, Inc. Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021

United Rentals, Inc. Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021

United Rentals, Inc. Consolidated Statements of Stockholders' Equity for the years ended December 2023, 2022 and 2021

United Rentals, Inc. Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021

Notes to consolidated financial statements

Report of Independent Registered Public Accounting Firm on Internal Controls over Financial Reporting

(2) Schedules to the financial statements:

Schedule II Valuation and Qualifying Accounts

Schedules other than those listed are omitted as they are not applicable or the required or equivalent information has been included in the financial statements or notes thereto.

(3) Exhibits: The exhibits to this report are listed in the exhibit index below.

(b) Description of exhibits

Exhibit Number		Description of Exhibit
2	(a)	Agreement and Plan of Merger, dated April 15, 2021, by and among General Finance Corporation, United Rentals (North America), Inc., and UR Merger Sub VI Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by United Rentals, Inc. on April 15, 2021)
2	(b)	Asset Purchase Agreement, dated as of November 11, 2022, by and among United Rentals (North America), Inc., Ahern Rentals, Inc., and Xtreme Re-Rental, LLC (incorporated by reference to Exhibit 2.1 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on November 14, 2022)
3	(a)	Sixth Restated Certificate of Incorporation of United Rentals, Inc., dated May 4, 2023 (incorporated by reference to Exhibit 3.2 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on May 4, 2023)
3	(b)	Third Amended and Restated By-Laws of United Rentals, Inc., amended as of December 19, 2022 (incorporated by reference to Exhibit 3.1 of the United Rentals, Inc. Current Report on Form 8-K filed on December 20, 2022)
3	(c)	Restated Certificate of Incorporation of United Rentals (North America), Inc., dated April 30, 2012 (incorporated by reference to Exhibit 3(c) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2013)

Exhibit Number		Description of Exhibit
3	(d)	By-laws of United Rentals (North America), Inc., dated May 8, 2013 (incorporated by reference to Exhibit 3(d) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2013)
4	(a)	Form of Certificate representing United Rentals, Inc. Common Stock (incorporated by reference to Exhibit 4 of Amendment No. 2 to the United Rentals, Inc. Registration Statement on Form S-l, Registration No. 333-39117, filed on December 3, 1997)
4	(b)	Indenture for the 5 1/2 percent Notes due 2027, dated as of November 7, 2016, among United Rentals (North America), Inc. (the "Company"), United Rentals, Inc., the Company's subsidiaries named therein and Wells Fargo Bank, National Association, as Trustee (including form of note) (incorporated by reference to Exhibit 4.1 of the United Rentals, Inc. Report on Form 8-K filed on November 7, 2016)
4	(c)	Indenture for the 4 7/8 percent Notes due 2028, dated as of August 11, 2017, among United Rentals (North America), Inc. (the "Company"), United Rentals, Inc., the Company's subsidiaries named therein and Wells Fargo Bank, National Association, as Trustee (including form of note) (incorporated by reference to Exhibit 4.1 of the United Rentals, Inc. Report on Form 8-K filed on August 11, 2017)
4	(d)	Indenture for the 4 7/8 percent Notes due 2028, dated as of September 22, 2017, among United Rentals (North America), Inc. (the "Company"), United Rentals, Inc., the Company's subsidiaries named therein and Wells Fargo Bank, National Association, as Trustee (including form of note) (incorporated by reference to Exhibit 4.2 of the United Rentals, Inc. Report on Form 8-K filed on September 22, 2017)
4	(e)	Indenture for the 5.25% Senior Notes due 2030, dated as of May 10, 2019, among United Rentals (North America), Inc., United Rentals, Inc., each of United Rental (North America), Inc.'s subsidiaries named therein and Wells Fargo Bank, National Association, as Trustee (including the form of note) (incorporated by reference to Exhibit 4.1 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on May 10, 2019)
4	(f)	Indenture for the 3.875% Senior Secured Notes due 2027, dated as of November 4, 2019, among United Rentals (North America), Inc., United Rentals, Inc., each of United Rentals (North America), Inc.'s subsidiaries named therein and Wells Fargo Bank, National Association, as Trustee and Notes Collateral Agent (including the form of note) (incorporated by reference to Exhibit 4.1 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on November 4, 2019)
4	(g)	Indenture for the 4.000% Senior Notes due 2030, dated as of February 25, 2020, among United Rentals (North America), Inc., United Rentals, Inc., each of United Rentals (North America), Inc.'s subsidiaries named therein and Wells Fargo Bank, National Association, as Trustee (including the form of note) (incorporated by reference to Exhibit 4.1 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on February 25, 2020)
4	(h)	Indenture for the 3.875% Senior Secured Notes due 2031, dated as of August 10, 2020, among United Rentals (North America), Inc., United Rentals, Inc., each of United Rentals (North America), Inc.'s subsidiaries named therein and Wells Fargo Bank, National Association, as Trustee (including the form of note) (incorporated by reference to Exhibit 4.1 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on August 10, 2020)
4	(i)	Indenture for the 3.750% Senior Notes due 2032, dated as of August 13, 2021, among United Rentals (North America), Inc., United Rentals, Inc., each of United Rentals (North America), Inc.'s subsidiaries named therein and Wells Fargo Bank, National Association, as Trustee (including the form of note) (incorporated by reference to Exhibit 4.1 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on August 13, 2021)

Exhibit Number		Description of Exhibit
4	(j)	Indenture for the 6.000% Senior Secured Notes due 2029, dated as of November 30, 2022, among United Rentals (North America), Inc., United Rentals, Inc., each of United Rentals (North America), Inc.'s subsidiaries named therein and Truist Bank, as Trustee and Notes Collateral Agent (including the form of note) (incorporated by reference to Exhibit 4.1 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on November 30, 2022)
4	(k)*	Description of United Rentals' Securities Registered Pursuant to Section 12 of the Exchange Act
10	(a)	2001 Comprehensive Stock Plan of United Rentals, Inc. (formerly the 2001 Senior Stock Plan) (incorporated by reference to Exhibit 10(f) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2006, Commission File No. 001-14387)‡
10	(b)	United Rentals, Inc. Deferred Compensation Plan, as amended and restated, effective December 16, 2008 (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K, Commission File No. 001-14387, filed on December 19, 2008)‡
10	(c)	United Rentals, Inc. Deferred Compensation Plan, as amended and restated, effective January 1, 2013 (incorporated by reference to Exhibit 10(f) of the United Rentals, Inc. Report on Form 10-K for year ended December 31, 2012)‡
10	(d)	United Rentals, Inc. Deferred Compensation Plan for Directors, as amended and restated, effective December 16, 2008 (incorporated by reference to Exhibit 10.2 of the United Rentals, Inc. Report on Form 8-K, Commission File No. 001-14387, filed on December 19, 2008)‡
10	(e)	Amendment Number One to the United Rentals, Inc. Deferred Compensation Plan for Directors, as amended and restated, effective December 16, 2008 (incorporated by reference to Exhibit 10(h) of the United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2010)‡
10	(f)*	United Rentals, Inc. 2019 Annual Incentive Compensation Plan as amended October 18, 2023‡
10	(g)	United Rentals, Inc. 2019 Long Term Incentive Plan (incorporated by reference to Appendix A of the United Rentals, Inc. Proxy Statement on Schedule 14A filed on March 26, 2019)‡
10	(h)	United Rentals, Inc. Second Amended and Restated 2010 Long Term Incentive Plan (incorporated by reference to Appendix C of the United Rentals, Inc. Proxy Statement on Schedule 14A filed on March 26, 2014)‡
10	(i)	Form of United Rentals, Inc. 2010 Long-Term Incentive Plan Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10(b) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2010)‡
10	(j)	United Rentals, Inc. Restricted Stock Unit Deferral Plan, as amended and restated, effective December 16, 2008 (incorporated by reference to Exhibit 10.3 of the United Rentals, Inc. Report on Form 8-K, Commission File No. 001-14387, filed on December 19, 2008)‡
10	(k)	Amendment Number One to the United Rentals, Inc. Restricted Stock Unit Deferral Plan, as amended and restated, effective December 16, 2008 (incorporated by reference to Exhibit 10(p) of the United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2010)‡

Exhibit Number		Description of Exhibit
10	(l)	Form of United Rentals, Inc. Restricted Stock Unit Agreement for Non-Employee Directors, effective for grants beginning in May 2017, as amended (incorporated by reference to Exhibit 10(l) of the United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2022)‡
10	(m)	Form of United Rentals, Inc. Restricted Stock Unit Agreement for Non-Employee Directors, effective for grants of awards beginning in May 2019, as amended (incorporated by reference to Exhibit 10(m) of the United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2022)‡
10	(n)	Form of United Rentals, Inc. Performance-Based Restricted Stock Unit Agreement for Senior Management; effective for grants beginning in 2015, as amended (incorporated by reference to Exhibit 10(n) of the United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2022)‡
10	(o)	Form of United Rentals, Inc. Performance-Based Restricted Stock Unit Agreement for Senior Management; effective for grants beginning in 2020, as amended (incorporated by reference to Exhibit 10(o) of the United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2022)‡
10	(p)	Form of United Rentals, Inc. Restricted Stock Unit Agreement for Senior Management; effective for grants beginning in 2015 as amended (incorporated by reference to Exhibit 10(p) of the United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2022)‡
10	(q)	Form of United Rentals, Inc. Restricted Stock Unit Agreement for Senior Management, effective for grants of awards beginning in May 2019, as amended (incorporated by reference to Exhibit 10(q) of the United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2022)‡
10	(r)	Form of Restricted Stock Unit Agreement for Michael Kneeland, dated March 11, 2019, as amended (incorporated by reference to Exhibit 10(r) of the United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2022)‡
10	(s)	Form of Restricted Stock Unit Agreement (Performance Based) for Michael Kneeland, dated March 11, 2019, as amended (incorporated by reference to Exhibit 10(s) of the United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2022)‡
10	(t)	Board of Directors compensatory plans, as described under the caption "Director Compensation" in the United Rentals, Inc. definitive proxy statement to be filed with the Securities and Exchange Commission (in connection with the Annual Meeting of Stockholders) on or before March 27, 2024
10	(u)	Form of Restricted Stock Unit Agreement (Performance Based) for Senior Management; effective for grants beginning in 2021, as amended‡ (incorporated by reference to Exhibit 10(u) of the United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2022)‡
10	(v)	Form of Restricted Stock Unit Agreement for Senior Management; effective for grants beginning in 2021, as amended‡ (incorporated by reference to Exhibit 10(v) of the United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2022)‡
10	(w)	Form of Restricted Stock Unit Agreement (Performance Based) for Senior Management; effective for grants beginning in 2023 (incorporated by reference to Exhibit 10(w) of the United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2022)‡
10	(x)	Form of Restricted Stock Unit Agreement for Senior Management; effective for grants beginning in 2023 (incorporated by reference to Exhibit 10(x) of the United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2022)‡

Exhibit Number		Description of Exhibit
10	(y)*	Form of Restricted Stock Unit Agreement for Senior Management; effective for grants beginning in 2024‡
10	(z)*	Form of Restricted Stock Unit Agreement (Performance Based) for Senior Management; effective for grants beginning in 2024‡
10	(aa)	Employment Agreement, dated as of August 22, 2008, between United Rentals, Inc. and Michael J. Kneeland (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K, Commission File No. 001-14387, filed on August 25, 2008)‡
10	(bb)	First (renumbered Second) Amendment, dated January 15, 2009, to the Employment Agreement between United Rentals, Inc. and Michael J. Kneeland (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K, Commission File No. 001-14387, filed on January 15, 2009)‡
10	(cc)	Third Amendment, dated March 13, 2009, to the Employment Agreement between United Rentals, Inc. and Michael J. Kneeland (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K filed on March 17, 2009)‡
10	(dd)	Fourth Amendment, effective as of August 22, 2008, to the Employment Agreement between United Rentals, Inc. and Michael J. Kneeland (incorporated by reference to Exhibit 10(dd) of the United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2010)‡
10	(ee)	Fifth Amendment, effective October 22, 2012, to the Employment Agreement between United Rentals, Inc. and Michael J. Kneeland (incorporated by reference to Exhibit 10(gg) of the United Rentals, Inc. Report on Form 10-K for year ended December 31, 2012)‡
10	(ff)	Employment Agreement, dated as of May 8, 2019, between United Rentals, Inc. and Matthew Flannery (incorporated by reference to Exhibit 10(c) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2019)‡
10	(gg)*	First Amendment to the Employment Agreement between United Rentals, Inc. and Matthew Flannery effective November 9, 2023‡
10	(hh)	Amended Employment Agreement, dated April 28, 2008, between United Rentals, Inc. and Dale Asplund (incorporated by reference to Exhibit 10(b) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended March 31, 2011)‡
10	(ii)	Second Amendment, effective as of April 3, 2013, to the Employment Agreement between United Rentals, Inc. and Dale Asplund (incorporated by reference to Exhibit 10(b) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended March 31, 2013)‡
10	(jj)	Employment Agreement, effective as of January 20, 2016 between United Rentals, Inc. and Craig Pintoff (incorporated by reference to Exhibit 10(tt) of the United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2015)‡
10	(kk)	First Amendment, effective as of April 23, 2021, to the Employment Agreement between United Rentals, Inc. and Craig Pintoff (incorporated by reference to Exhibit 10 of the United Rentals, Inc. Report on Form 10-Q for the quarter ended March 31, 2021)‡
10	(ll)	Employment Agreement, dated October 12, 2018, between United Rentals, Inc. and Andrew Limoges (incorporated by reference to Exhibit 10(b) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended September 30, 2018)

Exhibit Number		Description of Exhibit
10	(mm)	Employment Agreement, effective as of July 29, 2022, between United Rentals, Inc. and William Edward Grace (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by United Rentals, Inc. on July 22, 2022)
10	(nn)	Employment Agreement, effective as of May 12, 2023, between United Rentals, Inc. and Joli Gross (incorporated by reference to Exhibit 10(b) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2023)‡
10	(oo)	Employment Agreement, effective as of May 12, 2023, between United Rentals, Inc. and Tony Leopold (incorporated by reference to Exhibit 10(c) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2023)‡
10	(pp)	Employment Agreement, effective as of September 29, 2023, between United Rentals, Inc. and Michael Durand (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. and United Rentals (North America). Inc. Current Report on Form 8-K filed on August 28, 2023)‡
10	(qq)	Form of Indemnification Agreement for Executive Officers and Directors (incorporated by reference to Exhibit 10(a) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended September 30, 2014)‡
10	(rr)	Fourth Amended and Restated Credit Agreement, dated as of June 30, 2022, among United Rentals, Inc., United Rentals (North America), Inc., certain subsidiaries of United Rentals, Inc. and United Rentals (North America), Inc., United Rentals of Canada, Inc., United Rentals International B.V., United Rentals S.A.S., United Rentals Australia Pty Ltd, United Rentals New Zealand, Bank of America N.A., and the other financial institutions named therein (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on June 30, 2022)
10	(ss)	Fourth Amended and Restated U.S. Security Agreement, dated as of June 30, 2022, among United Rentals, Inc., United Rentals (North America), Inc., certain subsidiaries of United Rentals, Inc. and United Rentals (North America), Inc. and Bank of America, N.A., as agent (incorporated by reference to Exhibit 10.2 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on June 30, 2022)
10	(tt)	Third Amended and Restated U.S. Guarantee Agreement, dated as of February 15, 2019, among United Rentals, Inc., United Rentals (North America), Inc., certain subsidiaries of United Rentals, Inc. and United Rentals (North America), Inc. named or referred to therein in favor of Bank of America, N.A., as agent (incorporated by reference to Exhibit 10.3 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on February 15, 2019)
10	(uu)	Fourth Amended and Restated Canadian Security Agreement, dated as of June 30, 2022, among United Rentals of Canada, Inc. and Bank of America, N.A., as agent (incorporated by reference to Exhibit 10.3 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on June 30, 2022)
10	(vv)	Third Amended and Restated Canadian Guarantee Agreement, dated as of February 15, 2019, by United Rentals of Canada, Inc. in favor of Bank of America, N.A., as agent (incorporated by reference to Exhibit 10.5 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on February 15, 2019)
10	(ww)	Second Amended and Restated Security Agreement, dated as of November 4, 2019 and effective as of November 20, 2019, by and among United Rentals, Inc., United Rentals (North America), Inc., certain subsidiaries of United Rentals, Inc. and United Rentals (North America), Inc. and Wells Fargo Bank, N.A., as Note Trustee and Collateral Agent (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K filed on November 4, 2019)

Exhibit Number		Description of Exhibit
10	(xx)	Notes Security Agreement, dated as of November 30, 2022, by and among United Rentals, Inc., United Rentals (North America), Inc. and certain of their Subsidiaries, as the Grantors, and Truist Bank, as Trustee and Notes Collateral Agent (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K filed on November 30, 2022)
10	(yy)	Third Amended and Restated Receivables Purchase Agreement, dated as of September 24, 2012, by and among The Bank of Nova Scotia, PNC Bank, National Association, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, Liberty Street Funding LLC, Market Street Funding LLC, Gotham Funding Corporation, United Rentals Receivables LLC II and United Rentals, Inc. (without annexes) (incorporated by reference to Exhibit 10.2 of the United Rentals, Inc. Report on Form 8-K filed on September 25, 2012)
10	(zz)	Assignment and Acceptance Agreement and Amendment No. 1 to Third Amended and Restated Receivables Purchase Agreement, dated as of February 1, 2013, among United Rentals Receivables LLC II, United Rentals, Inc., Liberty Street Funding LLC, Market Street Funding LLC, Gotham Funding Corporation, The Bank of Nova Scotia, PNC Bank National Association, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K filed on February 4, 2013)
10	(aaa)	Amendment No. 2 to the Third Amended and Restated Receivables Purchase Agreement and Amendment No. 1 to the Third Amended and Restated Purchase and Contribution Agreement, dated as of September 17, 2013, by and among United Rentals (North America), Inc., United Rentals Receivables LLC II, United Rentals, Inc., Liberty Street Funding LLC, Gotham Funding Corporation, Market Street Funding, LLC, The Bank of Nova Scotia, PNC Bank, National Association, Bank of America, National Association, and The Bank of Tokyo-Mitsubishi UFJ. Ltd., New York Branch (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K filed on September 23, 2013)
10	(bbb)	Amendment No. 3 to the Third Amended and Restated Receivables Purchase Agreement, dated as of September 18, 2014, by and among United Rentals (North America), Inc., United Rentals Receivables LLC II, United Rentals, Inc., Liberty Street Funding LLC, Gotham Funding Corporation, The Bank of Nova Scotia, PNC Bank, National Association, SunTrust Bank and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K filed on September 19, 2014)
10	(ccc)	Assignment and Acceptance Agreement and Amendment No. 4 to the Third Amended and Restated Receivables Purchase Agreement and Amendment No. 2 to the Third Amended and Restated Purchase and Contribution Agreement, dated as of September 1, 2015, by and among United Rentals (North America), Inc., United Rentals Receivables LLC II, United Rentals, Inc., Liberty Street Funding LLC, Gotham Funding Corporation, The Bank of Nova Scotia, PNC Bank, National Association, SunTrust Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, and Bank of Montreal (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Form 8-K filed on September 2, 2015)
10	(ddd)	Assignment and Acceptance Agreement and Amendment No. 5 to the Third Amended and Restated Receivables Purchase Agreement and Amendment No. 3 to Third Amended and Restated Purchase and Contribution Agreement, dated as of August 30, 2016, by and among United Rentals (North America), Inc., United Rentals Receivables LLC II, United Rentals, Inc., Liberty Street Funding LLC, Gotham Funding Corporation, Fairway Finance Company, LLC, The Bank of Nova Scotia, PNC Bank, National Association, SunTrust Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, and Bank of Montreal (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Form 8-K filed on August 30, 2016)

Exhibit Number		Description of Exhibit
10	(eee)	Assignment and Acceptance Agreement and Amendment No. 6 to Third Amended and Restated Receivables Purchase Agreement and Amendment No. 4 to Third Amended and Restated Purchase and Contribution Agreement, dated as of August 29, 2017, by and among United Rentals (North America), Inc., United Rentals Receivables LLC II, United Rentals, Inc., Liberty Street Funding LLC, Gotham Funding Corporation, Fairway Finance Company, LLC, The Bank of Nova Scotia, PNC Bank, National Association, SunTrust Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, Bank of Montreal and The Toronto-Dominion Bank (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K filed on August 29, 2017)
10	(fff)	Amendment No. 7 to Third Amended and Restated Receivables Purchase Agreement dated as of December 1, 2017, by and among United Rentals (North America), Inc., United Rentals Receivables LLC II, United Rentals, Inc., Liberty Street Funding LLC, Gotham Funding Corporation, Fairway Finance Company, LLC, The Bank of Nova Scotia, PNC Bank, National Association, SunTrust Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bank of Montreal and The Toronto-Dominion Bank (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K filed on December 1, 2017)
10	(ggg)	Amendment No. 8 to Third Amended and Restated Receivables Purchase Agreement and Amendment No. 5 to Third Amended and Restated Purchase and Contribution Agreement, dated as of June 29, 2018, by and among United Rentals (North America), Inc., United Rentals Receivables LLC II, United Rentals, Inc., Liberty Street Funding LLC, Gotham Funding Corporation, Fairway Finance Company, LLC, The Bank of Nova Scotia, PNC Bank, National Association, SunTrust Bank, MUFG Bank, Ltd. (formerly known as the Bank of Tokyo-Mitsubishi UFJ, Ltd.), Bank of Montreal and The Toronto-Dominion Bank (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on June 29, 2018)
10	(hhh)	Amendment No. 9 to Third Amended and Restated Receivables Purchase Agreement, dated as of December 31, 2018, by and among United Rentals (North America), Inc., United Rentals Receivables LLC II, United Rentals, Inc., Liberty Street Funding LLC, Gotham Funding Corporation, Fairway Finance Company, LLC, The Bank of Nova Scotia, PNC Bank, National Association, SunTrust Bank, MUFG Bank, Ltd., Bank of Montreal and The Toronto-Dominion Bank. (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on December 31, 2018)
10	(iii)	Assignment and Acceptance Agreement and Amendment No. 10 to Third Amended and Restated Receivables Purchase Agreement and Amendment No. 6 to Third Amended and Restated Purchase and Contribution Agreement, dated as of June 28, 2019, by and among United Rentals (North America), Inc., United Rentals Receivables LLC II, United Rentals, Inc., Liberty Street Funding LLC, Gotham Funding Corporation, Fairway Finance Company, LLC, The Bank of Nova Scotia, PNC Bank, National Association, SunTrust Bank, MUFG Bank, Ltd. (formerly known as the Bank of Tokyo-Mitsubishi UFJ, Ltd.), Bank of Montreal and The Toronto-Dominion Bank (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on June 28, 2019)
10	(jjj)	Amendment No. 11 to Third Amended and Restated Receivables Purchase Agreement, dated as of April 27, 2020, by and among United Rentals (North America), Inc., United Rentals Receivables LLC II, United Rentals, Inc., Liberty Street Funding LLC, Gotham Funding Corporation, The Bank of Nova Scotia, PNC Bank, National Association, Truist Bank (successor by merger to SunTrust Bank), MUFG Bank, Ltd. (formerly known as the Bank of Tokyo-Mitsubishi UFJ, Ltd.) and The Toronto-Dominion Bank (incorporated by reference to Exhibit 10 of the United Rentals, Inc. Report on Form 10-Q for the quarter ended March 31, 2020)

Exhibit Number		Description of Exhibit
10	(kkk)	Amendment No. 12 to Third Amended and Restated Receivables Purchase Agreement and Amendment No. 7 to Third Amended and Restated Purchase and Contribution Agreement, dated as of June 26, 2020, by and among United Rentals (North America), Inc., United Rentals Receivables LLC II, United Rentals, Inc., Liberty Street Funding LLC, Gotham Funding Corporation, The Bank of Nova Scotia, PNC Bank, National Association, Truist Bank, National Association, MUFG Bank, Ltd., and The Toronto-Dominion Bank (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on June 26, 2020)
10	(lll)	Amendment No. 13 to Third Amended and Restated Receivables Purchase Agreement, dated as of June 25, 2021, by and among United Rentals (North America), Inc., United Rentals Receivables LLC II, United Rentals, Inc., Liberty Street Funding LLC, Gotham Funding Corporation, The Bank of Nova Scotia, PNC Bank, National Association, Truist Bank, National Association, MUFG Bank, Ltd., and The Toronto-Dominion Bank (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by United Rentals, Inc. on June 25, 2021)
10	(mmm)	Amendment No. 14 to Third Amended and Restated Receivables Purchase Agreement and Amendment No. 8 to Third Amended and Restated Purchase and Contribution Agreement, dated as of June 24, 2022, by and among United Rentals (North America), Inc., United Rentals Receivables LLC II, United Rentals, Inc., Liberty Street Funding LLC, Gotham Funding Corporation, GTA Funding LLC, The Bank of Nova Scotia, PNC Bank, National Association, Truist Bank, National Association, MUFG Bank, Ltd., and The Toronto-Dominion Bank (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on June 24, 2022)
10	(nnn)	Amendment No. 15 to Third Amended and Restated Receivables Purchase Agreement, dated as of June 16, 2023, by and among United Rentals (North America), Inc., United Rentals Receivables LLC II, United Rentals, Inc., Liberty Street Funding LLC, Gotham Funding Corporation, GTA Funding LLC, The Bank of Nova Scotia, PNC Bank, National Association, Truist Bank, National Association, MUFG Bank, Ltd., and The Toronto-Dominion Bank (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. and United Rentals (North America), Inc. Current Report on Form 8-K filed on June 16, 2023)
10	(ooo)	Third Amended and Restated Purchase and Contribution Agreement, dated as of September 24, 2012, by and among United Rentals Receivables LLC II, United Rentals, Inc. and United Rentals (North America), Inc. (without annexes) (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K filed on September 25, 2012)
10	(ppp)	Amended and Restated Performance Undertaking, dated as of September 24, 2012, executed by United Rentals, Inc. in favor of United Rentals Receivables LLC II (incorporated by reference to Exhibit 10.3 of the United Rentals, Inc. Report on Form 8-K filed on September 25, 2012)
10	(qqq)	Credit and Guaranty Agreement, dated as of October 31, 2018, among the financial institutions from time to time parties thereto, Bank of America, N.A., as agent, United Rentals, Inc., United Rentals (North America), Inc., and certain subsidiaries of United Rentals, Inc. referred to therein (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K filed on October 31, 2018)
10	(rrr)*	Amendment No. 1 to Credit and Guaranty Agreement, dated as of November 20, 2018, among the financial institutions from time to time parties thereto, Bank of America, N.A., as agent, United Rentals, Inc., United Rentals (North America), Inc., and certain subsidiaries of United Rentals, Inc. referred to therein

Exhibit Number		Description of Exhibit
10	(sss)	Amendment No. 2 to Credit and Guaranty Agreement, dated as of April 10, 2023, among the financial institutions from time to time parties thereto, Bank of America, N.A., as agent, United Rentals, Inc., United Rentals (North America), Inc., and certain subsidiaries of United Rentals, Inc. referred to therein (incorporated by reference to Exhibit 10(a) to the United Rentals, Inc. and United Rentals (North America), Inc. Form 10-Q for the quarter ended June 30, 2023)
10	(ttt)	Term Loan Security Agreement, dated as of October 31, 2018, among United Rentals, Inc., United Rentals (North America), Inc., certain subsidiaries of United Rentals, Inc. referred to therein, and Bank of America, N.A. as agent (incorporated by reference to Exhibit 10.2 of the United Rentals, Inc. Report on Form 8-K filed on October 31, 2018)
10	(uuu)	Form of Tender and Support Agreement, dated April 15, 2021, by and among United Rentals (North America), Inc., UR Merger Sub VI Corporation and certain stockholders of General Finance Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by United Rentals, Inc. on April 16, 2021)
21	*	Subsidiaries of United Rentals, Inc.
22	*	Subsidiary Guarantors
23	*	Consent of Ernst & Young LLP
31	(a)*	Rule 13a-14(a) Certification by Chief Executive Officer
31	(b)*	Rule 13a-14(a) Certification by Chief Financial Officer
32	(a)**	Section 1350 Certification by Chief Executive Officer
32	(b)**	Section 1350 Certification by Chief Financial Officer
97	*	United Rentals, Inc. Financial Restatement Clawback Policy adopted October 18, 2023
101.INS		XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH		XBRL Taxonomy Extension Schema Document
101.CAL		XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF		XBRL Taxonomy Extension Definition Linkbase Document
101.LAB		XBRL Taxonomy Extension Label Linkbase Document
101.PRE		XBRL Taxonomy Extension Presentation Linkbase Document

*   Filed herewith.
**   Furnished (and not filed) herewith pursuant to Item 601(b)(32)(ii) of Regulation S-K under the Exchange Act.
‡   This document is a management contract or compensatory plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15(a) of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED RENTALS, INC.

Date: January 24, 2024   By: /S/ MATTHEW J. FLANNERY

Matthew J. Flannery, Chief Executive Officer

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signatures	Title	Date
/S/ MICHAEL J. KNEELAND **Michael J. Kneeland**	Chairman	January 24, 2024
/S/ JOSÉ B. ALVAREZ **José B. Alvarez**	Director	January 24, 2024
/S/ MARC A. BRUNO **Marc A. Bruno**	Director	January 24, 2024
/S/ LARRY D. DE SHON **Larry D. De Shon**	Director	January 24, 2024
/S/ BOBBY J. GRIFFIN **Bobby J. Griffin**	Lead Independent Director	January 24, 2024
/S/ KIM HARRIS JONES **Kim Harris Jones**	Director	January 24, 2024
/S/ TERRI L. KELLY **Terri L. Kelly**	Director	January 24, 2024
/S/ FRANCISCO J. LOPEZ-BALBOA **Francisco J. Lopez-Balboa**	Director	January 24, 2024
/S/ GRACIA MARTORE **Gracia Martore**	Director	January 24, 2024
/S/ SHIV SINGH **Shiv Singh**	Director	January 24, 2024
/S/ MATTHEW J. FLANNERY **Matthew J. Flannery**	Director and Chief Executive Officer (Principal Executive Officer)	January 24, 2024
/S/ WILLIAM E. GRACE **William E. Grace**	Chief Financial Officer (Principal Financial Officer)	January 24, 2024
/S/ ANDREW B. LIMOGES **Andrew B. Limoges**	Vice President, Controller (Principal Accounting Officer)	January 24, 2024

[THIS PAGE INTENTIONALLY LEFT BLANK]

CORPORATE INFORMATION

Investor Information

For investor information, including our 2023 Form 10-K, our quarterly earnings releases and our other Securities Exchange Act reports, please visit our website:

unitedrentals.com

Investment professionals
may contact:

Elizabeth Grenfell
(203) 618-7125
egrenfell@ur.com

2023 Annual Meeting

Thursday, May 9, 2024 at 9:00 am Eastern Time

Our Annual Meeting will be a "virtual meeting" of Stockholders, which will be conducted exclusively online via live webcast, similar to last year.

The following is the link to our 2024 Annual Meeting:
www.virtualshareholdermeeting.com/URI2024

Stockholder Information

For stockholder services
24 hours a day:
Call toll-free
(800) 937-5449
in the United States
and Canada, or
(718) 921-8124

E-mail: investors@unitedrentals.com

To speak to a stockholder services representative, please call between 8:00 am and 6:00 pm Eastern Time, Monday through Friday.

- Account information
- Transfer requirements
- Lost certificates
- Change of address
- Tax forms

Write:
Equiniti Trust Company
48 Wall Street, Floor 23
New York, NY 10005

Email: helpast@equiniti.com

Website: equiniti.com/us/ast-access

URI
LISTED
NYSE

United Rentals Stock Listing

United Rentals common stock is listed on the New York Stock Exchange under the symbol "URI." The common stock is included in the Standard & Poor's 500 Index and the Russell 3000 Index®.

The following table sets forth, for the periods indicated, the intra-day high and low sale prices and close prices for our common stock, as reported by the New York Stock Exchange.

United Rentals Common Stock Prices

2023	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
High	$481.99	$448.45	$492.33	$585.50
Low	352.19	325.15	413.60	387.01
Close	395.76	445.37	444.57	573.42
2022				
High	$368.61	$361.55	$343.67	$373.91
Low	286.86	230.54	235.39	260.97
Close	355.21	242.91	270.12	55.42
2021				
High	$339.72	$354.60	$369.22	$414.99
Low	224.52	285.59	291.39	315.00
Close	329.31	319.01	350.93	332.29

As of January 1, 2024, there were approximately 65 holders of record of our common stock. We believe that the number of beneficial owners is substantially greater than the number of record holders because a large portion of our common stock is held of record in "street name."

Corporate Headquarters

United Rentals, Inc.
100 First Stamford Place, Suite 700
Stamford, CT 06902
Phone: (203) 622-3131
Fax: (203) 622-6080
unitedrentals.com

Independent Auditors

Ernst & Young LLP
300 First Stamford Place
Stamford, CT 06902
(203) 674-3000



PURPOSE-DRIVEN

Our purpose is to build a better future together. We partner with our customers, communities and employees to find solutions with a shared commitment to safety and service. We are committed to the highest standards of ethics, business integrity, governance, innovation and good corporate citizenship. Our legacy of putting our people and our planet at the heart of our operations and decision-making shapes who we are and how we operate. This way of working is a simple, but powerful approach we call Work United®.



GOVERNANCE

- As of March 2024, the company's 11-member Board of Directors includes 9 independent directors, with three female directors and five ethnically diverse directors
- Our Board of Directors is led by our non-executive Chair, Lead Independent Director and Chief Executive Officer



HUMAN CAPITAL

- Delivered another exceptional safety record, with a total recordable incident rate (TRIR) of 0.75, a 1.3% reduction against strong 2022 performance, while growing headcount by almost 7% year-over-year
- Maintained robust retention levels in a tight labor market; voluntary turnover decreased 5% year-over-year from 13.1% in 2022 to 12.4% in 2023
- Earned very strong satisfaction scores in our 2023 employee experience survey, with average responses ranging from 8.4 to 9.2 out of 10 in each of our four survey categories
- Continued to promote an inclusive work environment for all of our employees, as reflected in a year-over-year increase in diverse employees in sales and management jobs from 33.5% in 2022 to 34.7% in 2023
- Earned national recognition for our culture, including being named to the following lists:











TIME WORLD'S BEST COMPANIES 2023 statista

AMERICA'S MOST RESPONSIBLE COMPANIES 2024 Newsweek statista

THE WALL STREET JOURNAL BEST-MANAGED COMPANIES 2023

THE BEST EMPLOYERS FOR WOMEN Forbes 2023

INNOVATION

- Improved jobsite productivity and safety for our customers with our leading digital tools, including Total Control® and the United Rentals Mobile App™, which provide visibility, control and insights into planning and utilizing rented and owned equipment
- Earned strong customer adoption of the company's technologies, with digital engagement in 68% of revenue in 2023
- Realized 35% year-over-year growth in e-commerce revenue in 2023 with UnitedRentals.com, the industry's largest one-stop digital equipment rental platform



SUSTAINABILITY

- Engaged directly with investors on sustainability and other topics during our May 2023 Investor Day, including sharing results from the company's rental business model environmental assessment
- Released whitepaper in July 2023 about how hybrid power solutions reduce emissions and fuel consumption
- Launched the Estimated Emissions dashboard in December 2023, a new digital tool that enables users to view rental equipment and jobsites through the lens of current and historical estimated carbon emissions, which is available through Total Control®, our cloud-based fleet management platform
- Launched a recycling initiative to ensure all branches have access to recycling services



COMMUNITY ENGAGEMENT

- Approximately $1.9 million distributed through the United Compassion Fund in 2023, an employee funded 501(c)(3) charity that provides financial assistance to employees-in-need, the largest annual distribution to date


United Rentals

United Rentals®
Work United®

Total 2023 revenues: $14.332 billion

Market coverage: 1,584 branches which includes 1,357 in the United States, 147 in Canada, 23 in Australia, 19 in New Zealand and 38 in Europe

Customers: Primarily industrial and construction companies and utilities

Employees: Approximately 26,300

Rental fleet original cost: $20.66 billion of fleet comprised of 995,000 units

Rental range: Approximately 4,800 equipment classes

United Rentals, Inc.
100 First Stamford Place, Suite 700
Stamford, CT 06902
UnitedRentals.com

UnitedRentals.com | 800.UR.RENTS